Main Estimates

2024-2025

Budget principal

2024-2025

New Brunswick / Nouveau Brunswick

Main Estimates 2024–2025

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

March 19, 2024

Cover:
Executive Council Office, Corporate Communications (# 23-00988)

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-3786-2 (Bilingual Print Edition)
ISBN 978-1-4605-3787-9 (PDF: Bilingual edition)

ISSN 0700-2467

Printed in New Brunswick

Budget principal 2024–2025

Publié par :
Ministère des Finances et du Conseil du Trésor
Province du Nouveau-Brunswick
Case postale 6000
Fredericton (Nouveau-Brunswick)
E3B 5H1
Canada

Internet : www.gnb.ca/finances

19 mars 2024

Couverture :
Bureau du Conseil exécutif, Communications gouvernementales (nº 23-00988)

Imprimerie et reliure :
Services d'imprimerie, Service Nouveau-Brunswick

ISBN 978-1-4605-3786-2 (édition bilingue imprimée)
ISBN 978-1-4605-3787-9 (PDF : édition bilingue)

ISSN 0700-2467

Imprimé au Nouveau-Brunswick

Think Recycling! Pensez à recycler!



TABLE OF CONTENTS / TABLE DES MATIÈRES

TABLE OF CONTENTS / TABLE DES MATIÈRES

(continued / suite)

Department / Ministère
(continued / suite)

TABLE OF CONTENTS / TABLE DES MATIÈRES

(continued / suite)

SECTION 4 - REVENUE / RECETTES

Department / Ministère

--- Section 1 ---

EXPLANATORY NOTES /

NOTES EXPLICATIVES

Explanatory Notes	**Notes explicatives**
Introduction	**Introduction**
The 2024–2025 Main Estimates represent the Government's financial plan presented to the Legislative Assembly for the fiscal year ending March 31, 2025. The Main Estimates outline the estimated revenues and expenditures for the year based upon the policies, programs and priorities of the Government.	Le Budget principal de 2024–2025 est le plan financier du gouvernement qui est présenté à l'Assemblée législative pour l'année financière se terminant le 31 mars 2025. Le budget principal explique les recettes et les dépenses prévues pour l'année selon les politiques, les programmes et les priorités du gouvernement.
Estimates Format	**Format du budget principal**
The 2024–2025 Main Estimates are divided into four sections as follows:	Le Budget principal de 2024–2025 est divisé en quatre sections :
Section 1 – Explanatory Notes	Section 1 – Notes explicatives
This section provides an overview of the Main Estimates document.	Cette section présente un survol du document du budget principal.
Section 2 – Comparative Budget Plan	Section 2 – Plan budgétaire comparatif
The *Statement of Surplus or Deficit* includes a summary of revenues and expenses for the Ordinary Account, Capital Account, Special Purpose Account, Special Operating Agencies, Sinking Fund Earnings and Amortization of Tangible Capital Assets, resulting in a Surplus or Deficit.	L'*État de l'excédent ou du déficit* inclut un sommaire des recettes et des dépenses pour le compte ordinaire, le compte de capital, le compte à but spécial, le compte des organismes de services spéciaux, les gains sur les fonds d'amortissement et d'amortissement des immobilisations corporelles, donnant lieu à un excédent ou à un déficit.
Government is required to recognize the gross cost of a tangible capital asset when establishing the amortization expense. Given that tangible capital assets have been acquired through a capital budget appropriation and amortization expense is simply the result of these past decisions, an appropriation for amortization expense is not required. A table of amortization expense has been provided in Section 2 for information purposes only.	Le gouvernement doit reconnaître le coût brut des immobilisations corporelles dans l'établissement de la charge d'amortissement. Vu que les immobilisations corporelles ont été acquises par crédit du budget de capital et que la charge d'amortissement est simplement le résultat des décisions précédentes, il n'est pas nécessaire de faire adopter un crédit pour la charge d'amortissement. Un tableau de la charge d'amortissement est fourni pour information dans la section 2.

Section 3 – Expenditures

This section provides comparative expenditure information (i.e. 2023–2024 Estimate, 2023–2024 Revised and 2024–2025 Estimate) by account in summary form. This section also provides further information by department, program and program component. It also includes the departmental appropriations (i.e. To be Voted) by account for each department.

The Main Estimates contain details of appropriations required by the *Financial Administration Act* for the Ordinary Account, Capital Account, Special Operating Agencies and for Loans and Advances.

The Legislature authorizes departmental spending through a number of votes. Statutory payments are excluded from voted amounts due to the fact that spending authority is specified in related legislation and does not require an annual appropriation as per subsection 30(3). Capital and Loans and Advances are voted on a gross basis as they are considered payments out of the Consolidated Fund. Special Purpose Account expenditures are not voted but are included within the Main Estimates for information purposes.

Section 3 – Dépenses

Cette section fournit de l'information comparative sommaire sur les dépenses par compte (Prévisions de 2023–2024, Prévisions révisées de 2023–2024 et Prévisions de 2024–2025). Elle donne aussi de l'information par ministère, par programme et par élément de programme. Elle comprend les crédits (devant être adoptés) par compte pour chaque ministère.

Le budget principal renferme les renseignements sur les crédits exigés par la *Loi sur l'administration financière* pour le compte ordinaire, le compte de capital, le compte des organismes de services spéciaux ainsi que les prêts et les avances.

L'Assemblée législative autorise les dépenses des ministères par un certain nombre de crédits. Les paiements légaux sont exclus des montants votés, car l'autorité de dépenser est précisée dans une loi connexe et n'exige pas un crédit budgétaire annuel aux termes du paragraphe 30(3). Les fonds de capital et les prêts et avances sont votés comme des montants bruts, car ils sont considérés comme des paiements effectués à partir du Fonds consolidé. Les dépenses au compte à but spécial ne sont pas votées, mais elles sont incluses dans le budget principal pour information.

Section 4 – Revenue

This section provides comparative revenue information (i.e. 2023–2024 Estimate, 2023–2024 Revised and 2024–2025 Estimate) by account in summary form. This section also provides further information by department, account and source.

Details on estimated spending plans for all programs and program components, including human resources implications, will be the responsibility of each department when they present their departmental estimates.

It should be noted that throughout the document, numbers may not add due to rounding.

Section 4 - Recettes

Cette section fournit de l'information comparative sommaire sur les recettes (Prévisions de 2023–2024, Prévisions révisées de 2023–2024 et Prévisions de 2024–2025) par compte. Elle fournit aussi de l'information par ministère, par compte et par source.

Les renseignements sur les plans de dépenses prévus pour chaque programme et élément de programme, y compris les répercussions sur les ressources humaines, seront la responsabilité des ministères lorsqu'ils présenteront leurs prévisions.

Veuillez prendre note que les sommes ont été arrondies dans tout le document, ce qui explique les écarts.

--- Section 2 ---

COMPARATIVE BUDGET PLAN /

PLAN BUDGÉTAIRE COMPARATIF

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT / ÉTAT COMPARATIF DE L'EXCÉDENT OU DU DÉFICIT

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	BUDGETARY ACCOUNTS / COMPTES BUDGÉTAIRES	2024–2025 ESTIMATE / PRÉVISIONS
		Revenue / Recettes	
11,621,146	12,150,078	Ordinary Account / Compte ordinaire……………………………………………	12,761,453
42,739	37,162	Capital Account / Compte de capital……………………………………………	26,820
132,030	164,605	Special Purpose Account / Compte à but spécial…………………………………	123,986
179,656	148,872	Special Operating Agencies (net) / Organismes de services spéciaux (nettes)……………………………………………………	176,537
217,000	202,400	Sinking Fund Earnings / Gains du fonds d'amortissement…………………………	207,400
12,192,571	12,703,117	**Total Revenue / Recettes totales………………………...……………………**	13,296,196
		Expense / Charges	
10,986,109	11,322,683	Ordinary Account / Compte ordinaire……………………………………………	12,066,835
177,910	197,458	Capital Account / Compte de capital……………………………………………	197,862
152,927	163,982	Special Purpose Account / Compte à but spécial…………………………………	152,565
211,251	147,148	Special Operating Agencies (net) / Organismes de services spéciaux (nettes)……………………………………………………	175,415
624,075	624,459	Amortization of Tangible Capital Assets / Amortissement des immobilisations corporelles……………………………………	662,659
12,152,272	12,455,730	**Total Expense / Charges totales……………………………...……………**	13,255,336
40,299	**247,387**	**Surplus (Deficit) / Excédent (Déficit)………………………………………**	**40,860**

Note: / Remarque :

The 2023–2024 Estimates for both revenue and expense have been restated throughout Main Estimates to reflect government reorganization. / Les prévisions de 2023–2024 pour les recettes et les dépenses ont été redressées dans le budget principal en fonction de la réorganisation du gouvernement.

TOTAL REVENUE / RECETTES TOTALES

(In thousands of dollars / En milliers de dollars)

DEPARTMENT / MINISTÈRE	ORDINARY ACCOUNT / COMPTE ORDINAIRE	CAPITAL ACCOUNT / COMPTE DE CAPITAL	SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL	SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX	TOTAL
Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches…………………………	12,392	-	-	-	12,392
Education and Early Childhood Development / Éducation et Développement de la petite enfance……………	175,131	-	65,252	-	240,383
Environment and Local Government / Environnement et Gouvernements locaux…………………………………	3,763	-	34,697	-	38,460
Finance and Treasury Board / Finances et Conseil du Trésor…………………………………	11,070,309	-	316	-	11,070,625
General Government / Gouvernement général………………	20,596	-	-	-	20,596
Health / Santé………………………………………	166,866	-	1,500	-	168,366
Justice and Public Safety / Justice et Sécurité publique…….	235,688	-	18,027	-	253,715
Legislative Assembly / Assemblée législative………………	680	-	-	-	680
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie…………	101,188	50	7,730	-	108,968
New Brunswick Housing Corporation / Société d'habitation du Nouveau-Brunswick…………………………	58,966	50	510	-	59,526
Opportunities New Brunswick / Opportunités Nouveau-Brunswick……………………………………	6,100	-	-	-	6,100
Other Agencies / Autres organismes…………………………	724,221	-	-	-	724,221
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail………………	137,661	-	5,116	4,955	147,732
Regional Development Corporation / Société de développement régional …………………………………	1,062	-	-	223,835	224,897
Social Development / Développement social………………	45,029	-	-	-	45,029
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture…………………………………	7,752	-	5,613	9,286	22,651
Transportation and Infrastructure / Transports et Infrastructure…………………………………	6,769	26,720	650	108,400	142,539
Sub-total / Total partiel…………………………………	12,774,173	26,820	139,411	346,476	13,286,880
Sinking Fund Earnings / Gains du fonds d'amortissement					207,400
Inter-account Transactions / Opérations intercomptes	(12,720)	-	(15,425)	(169,939)	(198,084)
TOTAL REVENUE / RECETTES TOTALES	12,761,453	26,820	123,986	176,537	13,296,196

TOTAL EXPENSE / CHARGES TOTALES

(In thousands of dollars / En milliers de dollars)

DEPARTMENT / MINISTÈRE	ORDINARY ACCOUNT / COMPTE ORDINAIRE	CAPITAL ACCOUNT / COMPTE DE CAPITAL	SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL	SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX	TOTAL
Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches…………………………………	48,470	465	-	-	48,935
Education and Early Childhood Development / Éducation et Développement de la petite enfance………….	1,910,758	2,654	64,051	-	1,977,463
Environment and Local Government / Environnement et Gouvernements locaux……………………………………	173,374	1,000	41,335	-	215,709
Executive Council Office / Bureau du Conseil exécutif…….	11,714	-	-	-	11,714
Finance and Treasury Board / Finances et Conseil du Trésor……………………………………………	49,081	-	316	-	49,397
General Government / Gouvernement général………………	1,210,131	-	-	-	1,210,131
Health / Santé……………………………………………	3,798,167	44,392	1,500	-	3,844,059
Justice and Public Safety / Justice et Sécurité publique…….	374,842	-	21,138	-	395,980
Legislative Assembly / Assemblée législative………………	47,336	-	-	-	47,336
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie…………	210,215	32,393	7,125	-	249,733
New Brunswick Housing Corporation / Société d'habitation du Nouveau-Brunswick…………………………	196,341	38,000	4,450	-	238,791
Office of the Premier / Cabinet du premier ministre………..	1,734	-	-	-	1,734
Opportunities New Brunswick / Opportunités Nouveau-Brunswick……………………………………………	46,549	-	-	-	46,549
Other Agencies / Autres organismes…………………………	455,160	-	-	-	455,160
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail………………	750,259	2,200	5,116	5,197	762,772
Regional Development Corporation / Société de développement régional ………………………………..……	80,873	63,700	-	223,235	367,808
Service of the Public Debt / Service de la dette publique………………………………………………	608,000	-	-	-	608,000

TOTAL EXPENSE / CHARGES TOTALES

(In thousands of dollars / En milliers de dollars)

DEPARTMENT / MINISTÈRE	ORDINARY ACCOUNT / COMPTE ORDINAIRE	CAPITAL ACCOUNT / COMPTE DE CAPITAL	SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL	SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX	TOTAL
Social Development / Développement social………………	1,663,030	17,000	-	-	1,680,030
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture…………………………….………	80,680	20,039	5,594	8,522	114,835
Transportation and Infrastructure / Transports et Infrastructure……………………………………	396,466	976,679	1,940	108,400	1,483,485
Total Expenditure / Dépenses totales………………………	12,113,180	1,198,522	152,565	345,354	13,809,621
Investment in Tangible Capital Assets / Investissement dans les immobilisations corporelles	(18,200)	(1,000,660)	-	-	(1,018,860)
Inter-account Transactions / Opérations intercomptes	(28,145)	-	-	(169,939)	(198,084)
Amortization of Tangible Capital Assets / Amortissement des immobilisations corporelles					662,659
TOTAL EXPENSE / CHARGES TOTALES	12,066,835	197,862	152,565	175,415	13,255,336

CHANGE IN NET DEBT / L'ÉVOLUTION DE LA DETTE NETTE

(In thousands of dollars / En milliers de dollars)

	2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	2024–2025 ESTIMATE / PRÉVISIONS
Net Debt - Beginning of Year / Dette nette - Début de l'exercice…………………………………	**(11,613,115)**	**(12,424,624)**	**(12,362,240)**
Changes in Year / Changements durant l'exercice			
Surplus (Deficit) / Excédent (Déficit)…………………………	40,299	247,387	40,860
Investments in Tangible Capital Assets / Investissement dans les immobilisations corporelles…………………	(847,642)	(809,462)	(1,018,860)
Amortization of Tangible Capital Assets / Amortissement des immobilisations corporelles………………………	624,075	624,459	662,659
(Increase) Decrease in Net Debt / (Augmentation) Diminution de la dette nette………………………..	**(183,268)**	**62,384**	**(315,341)**
Net Debt - End of Year / Dette nette - Fin de l'exercice………………………………………………	**(11,796,383)**	**(12,362,240)**	**(12,677,581)**
Net Debt-to-GDP Ratio / Rapport entre la dette nette et le PIB……………….………………………….	**24.9%**	**26.8%**	**26.7%**

**COMPARATIVE STATEMENT OF INVESTMENT IN TANGIBLE CAPITAL ASSETS /
ÉTAT COMPARATIF DE L'INVESTISSEMENT DANS LES IMMOBILISATIONS CORPORELLES**

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2024–2025 ESTIMATE / PRÉVISIONS
625	625	Education and Early Childhood Development / Éducation et Développement de la petite enfance……………………………………	1,858
1,000	1,000	Environment and Local Government / Environnement et Gouvernements locaux………………………………	1,000
47,501	47,755	Health / Santé……………………………………………………	59,018
5,221	5,280	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie………………………………	30,613
33,000	9,963	New Brunswick Housing Corporation / Société d'habitation du Nouveau-Brunswick…………………………………………………	33,000
147	200	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail…………………………………	0
500	500	Social Development / Développement social…………………………	1,000
4,281	4,281	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture……………	14,460
755,367	739,858	Transportation and Infrastructure / Transports et Infrastructure………………	877,911
847,642	809,462	TOTAL…………………………………………………………	1,018,860

COMPARATIVE STATEMENT OF AMORTIZATION / ÉTAT COMPARATIF D'AMORTISSEMENT

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2024–2025 ESTIMATE / PRÉVISIONS
396	398	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches..........	396
65,522	65,522	Education and Early Childhood Development / Éducation et Développement de la petite enfance...............	68,161
1,663	2,614	Environment and Local Government / Environnement et Gouvernements locaux...............	2,921
116,691	113,280	Health / Santé.................	125,269
587	587	Justice and Public Safety / Justice et Sécurité publique...............	419
789	758	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie...............	1,096
7,284	7,284	New Brunswick Housing Corporation / Société d'habitation du Nouveau-Brunswick...............	4,193
33,243	33,815	Other Agencies / Autres organismes...............	35,182
286	283	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail...............	458
181	341	Regional Development Corporation / Société de développement régional...............	853
2,270	2,295	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture...............	2,466
378,363	380,482	Transportation and Infrastructure / Transports et Infrastructure...............	403,345
16,800	16,800	Vehicle Management Agency / Agence de gestion des véhicules...............	17,900
624,075	624,459	TOTAL...............	662,659

--- Section 3 ---

EXPENDITURES /

DÉPENSES

COMPARATIVE STATEMENT OF ESTIMATED GROSS EXPENDITURE /
ÉTAT COMPARATIF DES DÉPENSES BRUTES PRÉVUES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2024–2025 ESTIMATE / PRÉVISIONS
48,876	47,876	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches..	48,470
1,720,574	1,711,145	Education and Early Childhood Development / Éducation et Développement de la petite enfance...............................	1,910,758
129,550	130,035	Environment and Local Government / Environnement et Gouvernements locaux..	173,374
11,671	11,471	Executive Council Office / Bureau du Conseil exécutif........................	11,714
31,975	90,820	Finance and Treasury Board / Finances et Conseil du Trésor.................................	49,081
1,042,615	1,062,385	General Government / Gouvernement général...............................	1,210,131
3,584,096	3,796,484	Health / Santé..	3,798,167
366,718	379,532	Justice and Public Safety / Justice et Sécurité publique...........................	374,842
33,062	33,037	Legislative Assembly / Assemblée législative...............................	47,336
122,730	172,404	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie...........................	210,215
127,401	134,193	New Brunswick Housing Corporation / Société d'habitation du Nouveau-Brunswick................................	196,341
1,727	1,627	Office of the Premier / Cabinet du premier ministre............................	1,734
46,027	36,763	Opportunities New Brunswick / Opportunités Nouveau-Brunswick................	46,549
421,865	423,859	Other Agencies / Autres organismes..	455,160
680,022	723,988	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail...............................	750,259
50,841	50,841	Regional Development Corporation / Société de développement régional..............	80,873
627,000	542,400	Service of the Public Debt / Service de la dette publique.............................	608,000
1,510,592	1,553,767	Social Development / Développement social...............................	1,663,030
75,129	75,959	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture.................	80,680
378,556	381,073	Transportation and Infrastructure / Transports et Infrastructure...................	396,466
11,011,027	11,359,659	Total Expenditure / Dépenses totales........................	12,113,180
(8,511)	(19,652)	Investment in Tangible Capital Assets / Investissement dans les immobilisations corporelles...............................	(18,200)
(16,407)	(17,324)	Inter-account Transactions / Opérations intercomptes........................	(28,145)
10,986,109	11,322,683	TOTAL EXPENSE / CHARGES TOTALES.......................	12,066,835

SUMMARY OF AMOUNTS TO BE VOTED / SOMMAIRE DES MONTANTS FAISANT L'OBJET D'UN VOTE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

DEPARTMENT / MINISTÈRE	2024–2025 TOTAL ORDINARY / ORDINAIRE	NON-VOTED / NON-VOTÉ	TO BE VOTED / À VOTER
Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……………………………	48,470	54	48,416
Education and Early Childhood Development / Éducation et Développement de la petite enfance……………	1,910,758	54	1,910,704
Environment and Local Government / Environnement et Gouvernements locaux……………………	173,374	108	173,266
Executive Council Office / Bureau du Conseil exécutif……	11,714	-	11,714
Finance and Treasury Board / Finances et Conseil du Trésor…………………………………………	49,081	54	49,027
General Government / Gouvernement général………………	1,210,131	244	1,209,887
Health / Santé…………………………………………	3,798,167	95	3,798,072
Justice and Public Safety / Justice et Sécurité publique…….	374,842	108	374,734
Legislative Assembly / Assemblée législative………………	47,336	4,470	42,866
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie……….	210,215	54	210,161
New Brunswick Housing Corporation / Société d'habitation du Nouveau-Brunswick…………………………	196,341	-	196,341
Office of the Premier / Cabinet du premier ministre……….	1,734	81	1,653
Opportunities New Brunswick / Opportunités Nouveau-Brunswick…………………………………………	46,549	-	46,549
Other Agencies / Autres organismes…………………………	455,160	449,404	5,756
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail……………	750,259	54	750,205
Regional Development Corporation / Société de développement régional……………………………………….	80,873	41	80,832
Service of the Public Debt / Service de la dette publique….	608,000	603,500	4,500
Social Development / Développement social ………………	1,663,030	95	1,662,935
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture………………………………	80,680	54	80,626
Transportation and Infrastructure / Transports et Infrastructure…………………………………	396,466	27,409	369,057
TOTAL…………………………………………………	12,113,180	1,085,879	11,027,301

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2024–2025 ESTIMATE / PRÉVISIONS
465	465	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……………………………………………………………	465
893	893	Education and Early Childhood Development / Éducation et Développement de la petite enfance……………………………………………	2,654
1,000	1,000	Environment and Local Government / Environnement et Gouvernements locaux……………………………………………………………	1,000
39,137	39,137	Health / Santé…………………………………………………….....…	44,392
5,971	5,280	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie………………………………………	32,393
38,000	10,000	New Brunswick Housing Corporation / Société d'habitation du Nouveau-Brunswick………………………………………………………	38,000
2,200	2,200	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail……………………………………………	2,200
57,500	57,500	Regional Development Corporation / Société de développement régional…………	63,700
12,000	26,200	Social Development / Développement social……………………………………	17,000
9,514	9,514	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture…………………	20,039
850,361	835,079	Transportation and Infrastructure / Transports et Infrastructure……………………	976,679
1,017,041	987,268	Total Expenditure / Dépenses totales………………………………………	1,198,522
(839,131)	(789,810)	Investment in Tangible Capital Assets / Investissement dans les immobilisations corporelles…………………………………………	(1,000,660)
177,910	197,458	TOTAL EXPENSE / CHARGES TOTALES……………………………………	197,862

Note: / Remarque:

The capital construction and capital improvement expenditures for government departments are voted under the Public Works and Infrastructure program in the Department of Transportation and Infrastructure. / Les dépenses relatives aux installations permanentes et à l'amélioration des biens immobiliers sont votées dans le cadre du programme Travaux publics et infrastructure du ministère des Transports et de l'Infrastructure.

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2024–2025 ESTIMATE / PRÉVISIONS
55,289	55,294	Education and Early Childhood Development / Éducation et Développement de la petite enfance…………………………………………	64,051
58,380	68,704	Environment and Local Government / Environnement et Gouvernements locaux ……………………………………………………………………	41,335
1,016	916	Finance and Treasury Board / Finances et Conseil du Trésor………………………	316
1,500	1,500	Health / Santé……………………………………………………………………	1,500
19,401	20,025	Justice and Public Safety / Justice et Sécurité publique……………………………	21,138
3,225	3,789	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie………………………………………	7,125
6,200	6,200	New Brunswick Housing Corporation / Société d'habitation du Nouveau-Brunswick………………………………………………………………	4,450
3,426	2,905	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail……………………………………………	5,116
2,570	2,729	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture…………………	5,594
1,920	1,920	Transportation and Infrastructure / Transports et Infrastructure……………………	1,940
152,927	163,982	TOTAL…………………………………………………………………………	152,565

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2024–2025 ESTIMATE / PRÉVISIONS
4,698	5,189	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail……………………………………………	5,197
250,976	179,535	Regional Development Corporation / Société de développement régional…………	223,235
8,598	9,304	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture…………………	8,522
109,900	112,041	Transportation and Infrastructure / Transports et Infrastructure……………………	108,400
374,172	306,069	Total Expenditure / Dépenses totales…………………………………………	345,354
(162,921)	(158,921)	Inter-account Transactions / Opérations intercomptes……………………………	(169,939)
211,251	147,148	TOTAL EXPENSE / CHARGES TOTALES……………………………………	175,415

COMPARATIVE STATEMENT OF LOANS AND ADVANCES / ÉTAT COMPARATIF DES PRÊTS ET AVANCES

(In thousands of dollars   / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2024–2025 ESTIMATE / PRÉVISIONS
8,600	8,600	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……..	8,600
3,224	3,224	New Brunsick Housing Corporation / Société d'habitation du Nouveau-Brunswick………………………………………………………………	3,224
50,000	50,000	Opportunities New Brunswick / Opportunités Nouveau-Brunswick………………	50,000
90,500	78,001	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail………………………………………………	90,500
5,000	5,000	Regional Development Corporation / Société de développement régional…………	0
157,324	144,825	TOTAL………………………………………………………………………	152,324

WORKING CAPITAL - MAXIMUM BALANCES / FONDS DE ROULEMENT - SOLDES MAXIMAUX

(In thousands of dollars   / En milliers de dollars)

WORKING CAPITAL ADVANCES / AVANCES - FONDS DE ROULEMENT :

Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……………………………		1,100
Health / Santé………………………………………………………………………………………		1,225
Justice and Public Safety / Justice et Sécurité publique……………………………………………………		4
Social Development / Développement social…………………………………………………………		1,900
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture……………………...……………..		500
Transportation and Infrastructure / Transports et Infrastructure…………………………………………		3,000
WorkSafeNB / Travail sécuritaire NB		
- Education and Early Childhood Development / Éducation et Développement de la petite enfance………………………………………………………………………………………	160	
- Finance and Treasury Board / Finances et Conseil du Trésor………………………………	360	520
TOTAL - WORKING CAPITAL ADVANCES / AVANCES - FONDS DE ROULEMENT		8,249

PETTY CASH ADVANCES / AVANCES - PETITE CAISSE :

Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches…………………………	12
Education and Early Childhood Development / Éducation et Développement de la petite enfance……………………………………………………………………………………………	150
Environment and Local Government / Environnement et Gouvernements locaux……………………	2
Health / Santé………………………………………………………………………………………	2
Justice and Public Safety / Justice et Sécurité publique……………………………………………………	31
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie…………………………………………………………………………………………	15
New Brunswick Housing Corporation / Société d'habitation du Nouveau-Brunswick…………………	6
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail………………………………………………………..……………	15
Social Development / Développement social…………………………………………………..………	18
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture……………………...……………..	100
Transportation and Infrastructure / Transports et Infrastructure…………………………………………	23
Other (small advances) / Autres (petits avances)……………………………………………………	3
TOTAL - PETTY CASH ADVANCES / AVANCES - PETITE CAISSE	377

INVENTORIES / STOCKS :

Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches…………………………	2,000
Health / Santé………………………………………………………………………………………	8,830
Justice and Public Safety / Justice et Sécurité publique……………………………………………………	423
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie……………………………………………………………………………………………	510
New Brunswick Housing Corporation / Société d'habitation du Nouveau-Brunswick…………………	100
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail………………………………………………………………………………	200
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture……………………...……………..	900
Transportation and Infrastructure / Transports et Infrastructure…………………………………………	23,000
TOTAL - INVENTORIES / STOCKS	35,963

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
48,876	47,876	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches…………………………………………	48,470
48,876	47,876	TOTAL - Gross Ordinary / Compte brute ordinaire……………	48,470

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

AGRICULTURE, AQUACULTURE AND FISHERIES		AGRICULTURE, AQUACULTURE ET PÊCHES

PROGRAM OBJECTIVES

To deliver targeted programs and services, and provide strategic direction in support of economic development opportunities related to the sustainable primary and value-added agriculture, aquaculture and fisheries sectors.

OBJECTIFS DU PROGRAMME

Assurer la prestation de programmes et services, et fournir la direction stratégique en support des opportunités de développement économique relatif aux secteurs primaire durable et à valeur ajoutée de l'agriculture, de l'aquaculture et des pêches.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

EXECUTIVE ADMINISTRATION	682	ADMINISTRATION GÉNÉRALE

Provide executive management and strategic direction.

Assurer une gestion supérieure et une orientation stratégique.

AGRICULTURE	13,920	AGRICULTURE

To provide specialist advice and services for the growth and competitiveness of the agriculture sector. To provide services and programs focused on maintaining livestock and animal health, crop development and preserving food safety and quality.

Offrir des conseils et des services spécialisés pour la croissance et la compétitivité du secteur de l'agriculture. Fournir des services et des programmes visant le maintien en bonne santé du bétail et des animaux, le développement des cultures et la préservation de la salubrité et de la qualité des aliments.

FISHERIES AND AQUACULTURE	5,606	PÊCHERIES ET AQUACULTURE

To provide specialist advice and services for the growth and competitiveness of the fisheries and aquaculture sector. To provide services and programs focused on maintaining sustainable practices and preserving food safety and quality.

Offrir des conseils et des services spécialisés pour la croissance et la compétitivité du secteur des pêches et de l'aquaculture. Fournir des services et des programmes visant le maintien des pratiques durables et la préservation de la salubrité et de la qualité des aliments.

MARKETING AND TRADE	2,394	MARKETING ET COMMERCE

To provide strategic delivery and coordination of marketing and trade initiatives such as Local Food and Beverages Strategy, seafood exports, market intelligence and other related activities.

Assurer la prestation et la coordination stratégiques d'initiatives de marketing et de commerce comme la Stratégie sur les boissons et les aliments locaux, les exportations de produits de la mer, la collecte de renseignements commerciaux et d'autres activités connexes.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

AGRICULTURE, AQUACULTURE AND FISHERIES (continued)		AGRICULTURE, AQUACULTURE ET PÊCHES (suite)
BUSINESS GROWTH	1,764	CROISSANCE DES ENTREPRISES
To provide strategic delivery and coordination of development initiatives to support new entrants and the growth of businesses within the agriculture, aquaculture and fisheries sectors.		Assurer la prestation et la coordination stratégiques d'initiatives de développement pour appuyer les nouveaux venus et la croissance des entreprises dans les secteurs de l'agriculture, de l'aquaculture et des pêches.
INDUSTRY FINANCIAL PROGRAMS	23,327	PROGRAMMES FINANCIERS DESTINÉS À L'INDUSTRIE
To provide financial assistance to the agriculture, aquaculture and fisheries sectors under various funding programs.		Fournir une aide financière aux industries de l'agriculture, de l'aquaculture et des pêches au titre de divers programmes de financement.
FARM PRODUCTS COMMISSION	777	COMMISSION DES PRODUITS DE FERME
To provide management and administrative support to the Commission in the monitoring of commodity boards under the provision of the *Natural Products Act* .		Fournir un soutien en gestion et un soutien administratif à la Commission, qui est responsable, en vertu des dispositions de la *Loi sur les produits naturels* , de la surveillance des divers offices de commercialisation.
TOTAL	48,470	TOTAL
TOTAL - DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES	48,470	TOTAL - MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
Less amounts authorized by law	54	Moins crédits autorisés par la loi
TO BE VOTED	48,416	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
65	65	Capital Equipment / Biens d'équipement…………………………	65
400	400	Strategic Infrastructure / Infrastructure stratégique……………	400
465	465	TOTAL……………………………………………………………	465

COMPARATIVE STATEMENT OF LOANS AND ADVANCES / ÉTAT COMPARATIF DES PRÊTS ET AVANCES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
1,600	1,600	New Brunswick Agricultural Insurance Commission / Commission de l'assurance agricole du Nouveau-Brunswick……	1,600
7,000	7,000	Loan Programs / Programmes de prêts…………………………	7,000
8,600	8,600	TOTAL…………………………………………………………	8,600
		TO BE VOTED / À VOTER……………………………………	8,600

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE**
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
94,211	93,411	Corporate and Other Education Services / Services généraux et autres services d'enseignement………………………	105,087
1,356,719	1,371,290	School Districts / Districts scolaires……………………………	1,517,414
269,644	246,444	Early Childhood Development / Développement de la petite enfance………………………………………………………	288,257
1,720,574	1,711,145	TOTAL - Gross Ordinary / Compte brute ordinaire……………	1,910,758

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER EDUCATION SERVICES

PROGRAM OBJECTIVES

Provide administration and support services as well as research and planning services for the department. Manage programs and services in the area of instruction and evaluation.

PROGRAM COMPONENTS

MANAGEMENT SERVICES 13,493

Provide support in the areas of executive management, human resources, finance, accounting, budgeting, administration and performance and continuous improvement.

Provide planning and research services for the department in areas such as education research, statistical analysis, policy and legislation.

EDUCATION SERVICES 63,924

Plan, develop and ensure implementation of the prescribed curriculum for the public schools of the province.

Provide support services to the district staff in the organization, implementation and maintenance of educational services.

Provide direct and indirect educational services to students with additional needs.

Develop and administer a provincial comprehensive policy on educational evaluation.

Develop and administer provincial testing programs at both elementary and secondary school levels.

Funding and monitoring of early intervention services, development of curriculum and professional learning and provision of other supports for early childhood development.

SERVICES GÉNÉRAUX ET AUTRES SERVICES D'ENSEIGNEMENT

OBJECTIFS DU PROGRAMME

Fournir des services d'administration et de support ainsi que des services de recherche et de planification au ministère. Gérer des programmes et services dans les domaines de l'instruction et de l'évaluation.

ÉLÉMENTS DU PROGRAMME

SERVICES DE GESTION 13,493

Fournir des services de soutien dans les domaines de direction supérieure, ressources humaines, finances, comptabilité, budget, administration et rendement et amélioration continue.

Fournir des services de planification et de recherche au ministère dans des domaines tels que la recherche en éducation, l'analyse statistique, les politiques et les lois.

SERVICES ÉDUCATIFS 63,924

Planifier, élaborer et assurer la mise en oeuvre des programmes d'études prescrits pour les écoles publiques de la province.

Fournir des services de soutien au personnel des districts pour l'élaboration, la mise en oeuvre, et le suivi de services éducatifs.

Fournir des services éducatifs directs et indirects aux élèves ayant des besoins additionnels.

Élaborer et administrer une politique provinciale globale sur l'évaluation de l'enseignement.

Élaborer et administrer des programmes l'évaluation aux niveaux scolaires primaire et secondaire.

Financement et suivi des services d'intervention précoce, élaboration de curriculum éducatifs et de développement professionnel et autres appuis en lien avec le développment de la petite enfance.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER EDUCATION SERVICES (continued)		SERVICES GÉNÉRAUX ET AUTRES SERVICES D'ENSEIGNEMENT (suite)
SUPPORT SERVICES	27,670	SERVICES DE SOUTIEN
Provide support services to school districts.		Fournir des services de soutien aux districts scolaires.
TOTAL	105,087	TOTAL

SCHOOL DISTRICTS		DISTRICTS SCOLAIRES

PROGRAM OBJECTIVES

Provide funding for school programs and services and develop financial policies and procedures for school districts.

PROGRAM COMPONENTS

OBJECTIFS DU PROGRAMME

Fournir les fonds pour les programmes et services scolaires, et élaborer des directives et modalités financières pour les districts scolaires.

ÉLÉMENTS DU PROGRAMME

DISTRICT OFFICE	42,065	BUREAU DES DISTRICTS
Provide administrative, financial and budgeting services for school districts. Implement prescribed curriculum and provide pedagogical support to schools.		Fournir des services administratifs, financiers et budgétaires aux districts scolaires. Appliquez les programmes d'études et offrir un soutien pédagogique aux écoles.
Develop, implement and maintain human resource services for bargaining and non-bargaining employees.		Élaborer, mettre sur pied et soutenir des services de ressources humaines pour le personnel syndiqué et non syndiqué.
EDUCATIONAL SERVICES	1,260,881	SERVICES D'ÉDUCATION
Funding for prescribed instructional programs.		Fonds pour les programmes pédagogiques prescrits.
FACILITIES	152,610	INSTALLATIONS
Funding for planning and operation of school facilities.		Fonds pour la planification et le fonctionnement des installations scolaires.
PUPIL TRANSPORTATION	61,858	TRANSPORT DES ÉLÈVES
Funding for the operation and maintenance of the school bus fleet.		Fonds pour le fonctionnement et l'entretien du parc d'autobus scolaires.
TOTAL	1,517,414	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

EARLY CHILDHOOD DEVELOPMENT		DÉVELOPPEMENT DE LA PETITE ENFANCE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Provide services aimed at supporting parents and enhancing early learning experiences to improve childhood outcomes.		Fournir des services qui visent à soutenir les parents et accroître les expériences en apprentissage précoce afin d'améliorer les résultats des enfants.
TOTAL	288,257	TOTAL
TOTAL - DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT	1,910,758	TOTAL - MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
Less amounts authorized by law	54	Moins crédits autorisés par la loi
TO BE VOTED	1,910,704	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
893	893	Public Schools - Capital Equipment / Écoles publiques - Biens d'équipement………………………………………………	2,654
893	893	TOTAL…………………………………………...…………	2,654

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
190	190	Scholarships and Trusts / Bourses et fiducies……………………	190
10,400	10,400	First Nations Educational Fund / Fonds d'éducation des Premières nations…………………………………………………	11,200
39,138	39,143	School District Projects / Projets de districts scolaires…………	47,100
4,950	4,950	School District Self-sustaining Funds / Fonds autonomes de districts scolaires……………………………………………	4,950
5	5	Computers for Schools / Ordinateurs pour les écoles………….	5
606	606	International Education Services / Services d'éducation internationale……………………………………………………	606
55,289	55,294	TOTAL…………………………………………………………	64,051

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
2,864	3,114	Corporate Services and Community Funding / Services généraux et financement communautaire…………………………	3,126
1,313	1,313	Policy, Public Education and Engagement / Politiques, sensibilisation et engagement du public…………………………	1,319
110,374	110,251	Local Government and Local Governance Reform / Gouvernements locaux et de la Réforme de la gouvernance locale………………………………………………………………	104,958
335	335	Local Governance Commission / Commission de gouvernance locale……………………………..…………………	1,032
8,167	7,783	Authorizations and Compliance / Autorisations et conformité………………………………………………………	9,189
4,845	5,587	Environmental Science and Protection / Science et protection de l'environnement…………………………………	5,093
1,652	1,652	Climate Change / Changements climatiques…………………	48,657
129,550	130,035	TOTAL - Gross Ordinary / Compte brute ordinaire…………	173,374

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT / MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE SERVICES AND COMMUNITY FUNDING		SERVICES GÉNÉRAUX ET FINANCEMENT COMMUNAUTAIRE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide executive management and administrative support for all departmental programs and to administer Federal and Provincial funding programs targeted at community infrastructure.		Fournir un soutien à la haute direction et un soutien administratif pour tous les programmes du Ministère et gérer les programmes de financement fédéraux et provinciaux ciblant l’infrastructure communautaire.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
SENIOR MANAGEMENT	958	HAUTE DIRECTION
Provide executive management for departmental programs.		Fournir des services de haute direction pour les programmes du Ministère.
CORPORATE SERVICES	1,984	SERVICES GÉNÉRAUX
Provide services in the areas of corporate finance and administration, human resources, information technology, performance excellence and continuous improvement and liaise with Service New Brunswick to ensure the effective delivery of information technology development and support services.		Fournir des services dans les secteurs des finances Générales et de l’administration, des ressources humaines, des technologies de l’information, de l’excellence du rendement et de l’amélioration continue et assurer la liaison avec Service Nouveau-Brunswick afin de garantir la prestation efficace des services de développement et de soutien des technologies de l’information.
COMMUNITY FUNDING	184	FINANCEMENT COMMUNAUTAIRE
To administer Federal and Provincial funding programs targeted at community infrastructure. To provide technical services to the division and advise municipalities on technical issues.		Gérer les programmes fédéraux/provinciaux de financement ciblant l’infrastructure communautaire. Fournir des services techniques à la division et conseiller les municipalités sur les questions d’ordre technique.
TOTAL	3,126	TOTAL

POLICY, PUBLIC EDUCATION AND ENGAGEMENT		POLITIQUES, SENSIBILISATION ET ENGAGEMENT DU PUBLIC
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Provide support in the areas of policy and planning, strategic initiatives, legal affairs and public engagement.		Fournir en soutien les domains de politiques et planification, initiatives stratégiques, des affaires juridique, et engagement de collectivités.
TOTAL	1,319	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LOCAL GOVERNMENT AND LOCAL GOVERNANCE REFORM		GOUVERNEMENTS LOCAUX ET DE LA REFORME DE LA GOUVERNANCE LOCALE
LOCAL GOVERNMENT AND LOCAL GOVERNANCE REFORM		GOUVERNEMENTS LOCAUX ET DE LA REFORME DE LA GOUVERNANCE LOCALE

PROGRAM OBJECTIVES

To serve as the primary point of contact between the Provincial Government and communities (incorporated and unincorporated). To provide professional financial advice, oversight and reporting services to local governments, regional service commissions and rural districts; to build governance capacity at the local level by providing advisory services to local governments; and to provide for the development of community services and the operationalization of programs in the unincorporated areas of New Brunswick through Rural District Managers. Local Government and Local Governance Reform is divided into two branches: Community Finance, Local & Rural Governance; Regional Collaboration and Planning.

OBJECTIFS DU PROGRAMME

Servir de principal point de contact entre le gouvernement provincial et les communautés (incorporées et non incorporées). Fournir des conseils financiers professionnels, des services de surveillance et de production de rapports aux gouvernements locaux, aux commissions de services régionaux et aux districts ruraux; renforcer la capacité de gouvernance au niveau local en fournissant des services consultatifs aux gouvernements locaux; et assurer le développement des services communautaires et l'opérationnalisation des programmes dans les régions non constituées en municipalité par l'entremise des gestionnaires de districts ruraux. Gouvernements locaux et réforme de la gouvernance locale est divisée en deux branches : Finances communautaires, la gouvernance locale et rurale; Collaboration régionale et planification.

PROGRAM COMPONENTS

RURAL DISTRICTS EXPENDITURES   20,871

Provide funding to unincorporated areas as provided for under *An Act Respecting Community Funding* and provide for the development of community services and the operationalization of programs through Rural District Managers. Provide consistent application of procedures across the Province, ensuring uniform community relations.

ÉLÉMENTS DU PROGRAMME

DÉPENSES DES DISTRICTS RURAUX

Fournir des fonds aux secteurs non constitués en municipalité conformément à la *Loi concernant le financement communautaire* et assurer le développement des services communautaires et la mise à exécution des programmes par l'entremise des gestionnaires des districts ruraux. Assurer l'application cohérente des procédures dans l'ensemble de la province de façon à établir des relations communautaires uniformes.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LOCAL GOVERNMENT AND LOCAL GOVERNANCE REFORM (continued)			GOUVERNEMENTS LOCAUX ET DE LA REFORME DE LA GOUVERNANCE LOCALE (suite)	
COMMUNITY FUNDING FOR LOCAL GOVERNMENTS AND REGIONAL SERVICE COMMISSIONS		73,430	FINANCEMENT COMMUNAUTAIRE AUX GOUVERNEMENTS LOCAUX ET AUX COMMISSIONS DE SERVICES RÉGIONAUX	
Provision of the community funding to local governments and regional service commissions (RSC) as provided for under *An Act Respecting Community Funding*			Versement du financement communautaire aux gouvernements locaux et aux commissions de services régionaux (CSR) tel que prévu dans la *Loi sur le financement communautaire*	
Community Funding to Local Government	59,431		Financement communautaire aux gouvernements locaux	59 431
Community funding to Regional Services Support Fund - Special Purpose Account	13,999		Financement communautaire du Fonds d'aide aux services régionaux - Compte à but spéciales	13 999
LOCAL GOVERNMENT PROPERTY TAX WARRANT		0	MANDAT D'IMPÔT FONCIER DES GOUVERNEMENTS LOCAUX	
Provides for the monthly payment of the property tax warrant levied by local governments including the Provincial Grant in lieu of Property Taxes.			Pourvoir au paiement du mandat d'impôt foncier des gouvernements locaux y inclut la subvention provinciale tenant lieu d'impôt foncier.	
Local Government Property Tax Warrant	1,128,769		Mandat d'impôt foncier des gouvernements locaux	1 128 769
Local and Federal Property Taxes	(1,030,824)		Impôts fonciers local et fédéral	(1 030 824)
Grant in lieu of Local Government Real Property Taxes	(97,945)		Subvention tenant lieu d'impôt foncier des gouvernements locaux	(97 945)

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LOCAL GOVERNMENT AND LOCAL GOVERNANCE REFORM (continued)		GOUVERNEMENTS LOCAUX ET DE LA REFORME DE LA GOUVERNANCE LOCALE (suite)
COMMUNITY FINANCES	887	FINANCES COMMUNAUTAIRES

Responsible for fiscal arrangements and financial reporting by local governments, regional service commissions, rural districts, and other local commissions. Responsible for the approval of budgets for local governments and rural districts. Responsible for the day-to-day operation of the Municipal Capital Borrowing Board and administration function for the New Brunswick Municipal Finance Corporation in the preparation and issuance of municipal debentures.

Responsable des accords fiscaux et des rapports financiers des gouvernements locaux, des commissions de services régionaux, des districts ruraux et d'autres commissions locales. Responsable de l'approbation des budgets des gouvernements locaux et des districts ruraux. Responsable du fonctionnement quotidien de la Commission des emprunts de capitaux des municipalités et assure la fonction d'administration de la Corporation de financement des municipalités du Nouveau-Brunswick dans la préparation et l'émission des débentures municipales.

LOCAL GOVERNANCE	3,035	GOUVERNANCE LOCALE

Provide leadership, guidance, support and liaison function with local governments, the New Brunswick Society for the Prevention of Cruelty to Animals (NBSPCA) and the Business Improvement Areas (BIAs). Responsible for providing advice on matters of governance and administration to local governments and responds to general inquiries regarding local government matters.

Assurer le leadership, l'orientation, le soutien et la fonction de liaison avec les gouvernements, la Société pour la prévention de la cruauté envers les animaux du Nouveau-Brunswick (NBSPCA) et les zones d'amélioration des affaires (ZAA). Responsable de fournir des conseils sur les questions de gouvernance et d'administration aux gouvernements locaux et de répondre aux demandes de renseignements généraux en ce qui concerne les questions de gouvernance locale.

REGIONAL COLLABORATION AND PLANNING	907	COLLABORATION RÉGIONALE ET PLANIFICATION

Provide guidance, support, and liaison functions to the 12 Regional Service Commissions (RSCs), including the implementation and development of the new expanded mandates of the RSCs, in correlation to the *Regional Service Delivery Act*. Responsible for the administration of the *Community Planning Act* and associated regulations to guide development in New Brunswick.

Fournir des conseils, un soutien et des fonctions de liaison aux 12 commissions de services régionaux (CSR), y compris la mise en oeuvre et le développement des nouveaux mandats élargis des CSR, en corrélation avec la *Loi sur la prestation des services régionaux*. Responsable de l'administration de la *Loi sur l'urbanisme* et des règlements connexes pour guider le développement au Nouveau Brunswick.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LOCAL GOVERNMENT AND LOCAL GOVERNANCE REFORM (continued)		GOUVERNEMENTS LOCAUX ET DE LA REFORME DE LA GOUVERNANCE LOCALE (suite)

LOCAL GOVERNANCE REFORM	5,828	RÉFORME DE LA GOUVERANCE LOCALE

Provide leadership and support for local governments, rural districts and regional service commissions following the implementation of local governance reform. Both leadership and professional support continue to be provided to local governments and rural districts in the areas of finances, budgets, human resources, planning, and project management to ensure a smooth transition for the new entities as they continue on a path to becoming vibrant and sustainable communities working together to enhance the quality of life of New Brunswickers. In addition, responsible for the implementation of future phases of Reform.

Fournir un leadership et un soutien aux gouvernements locaux, aux districts ruraux et aux commissions de services régionaux suite à la mise en œuvre de la réforme de la gouvernance locale. Un leadership et un soutien professionnel continue d'être fournis aux gouvernements locaux et aux districts ruraux dans les domaines des finances, des budgets, des ressources humaines, de la planification et de la gestion de projet afin d'assurer une transition en douceur pour les nouvelles entités alors qu'elles continuent sur la voie de devenir des communautés dynamique et durables qui travaille ensemble pour améliorer la qualité de vie des Néo-Brunswickois. En plus, responsable de la mise en œuvre des prochaines phases de la réforme.

TOTAL	104,958	TOTAL

LOCAL GOVERNANCE COMMISSION		COMMISSION DE GOUVERNANCE LOCALE

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

The Local Governance Commission is an independent body created to review, assess, and make recommendations affecting the governance and administration of local governance structures under the authority of the *Local Governance Commission Act* . The Assessment and Planning Appeal Tribunal will fall under the Commission's organizational umbrella but remain independent and will perform related adjudicative functions such as conduct planning and property assessment appeals, heritage property appeals, and render written decisions.

La Commission de gouvernance locale est un organisme indépendant créé pour examiner, évaluer et faire des recommandations concernant la gouvernance et l'administration des structures de gouvernance locale sous l'autorité de la *Loi sur la Commission de gouvernance locale* . Le Tribunal d'appel en matière d'évaluation et de planification relèvera de l'organisation de la Commission, mais restera indépendant et remplira des fonctions juridictionnelles connexes, telles que la conduite d'appels en matière de planification et d'évaluation des biens immobiliers, d'appels en matière de biens patrimoniaux, et rendra des décisions écrites.

TOTAL	1,032	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ENVIRONMENT AND CLIMATE CHANGE		ENVIRONNEMENT ET DU CHANGEMENT CLIMATIQUE
AUTHORIZATIONS AND COMPLIANCE		AUTORISATIONS ET CONFORMITÉ

PROGRAM OBJECTIVES

To administer environmental protection programs, with the main objective being to connect and integrate the decision-making process for all of the department's regulatory programs.

OBJECTIFS DU PROGRAMME

Gérer les programmes de protection de l'environnement en ayant pour objectif principal d'uniformiser et d'harmoniser le processus décisionnel appliqué à tous les programmes de réglementation du ministère.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

REGIONAL OPERATIONS AND COMPLIANCE	3,867	OPÉRATIONS RÉGIONALE ET CONFORMITÉ

Provide emergency management/response and local service delivery of relevant departmental programs and an inspection program through six Regional Offices. Liaise with Justice and Public Safety for the management of enforcement activities related to the Acts and Regulations under the department's mandate.

Assurer la gestion des situations d'urgence et les interventions en cas d'urgence ainsi que la prestation locale de services pour les programmes pertinents du Ministère et le programme d'inspection par l'intermédiaire des six bureaux régionaux. Assurer la liaison avec Justice et Sécurité publique pour la gestion des activités visant â faire respecter les lois et règlements qui relèvent du ministère.

AUTHORIZATIONS	4,629	AUTORISATIONS

Regulate the construction and operation of specific activities in order to minimize impacts on the province's air, land, and water environments. This is accomplished by using various regulatory tools and through a strong auditing program to assess compliance.

Régir la construction et l'exploitation liées à des activités particulières afin d'atténuer le plus possible les effets sur l'eau, l'air et la terre dans la province. Pour ce faire, avoir recours à divers outils de réglementation et évaluer la conformité au moyen d'un programme de vérification rigoureux.

SURFACE WATER MANAGEMENT	328	GESTION DES EAUX DE SURFACE

Manage activities in close proximity to the Province's wetlands and watercourses to ensure they are conducted in a sustainable and environmentally responsible manner; as well as, lead strategic projects and departmental priorities related to wetlands and watercourses, such as their role in climate change adaptation and mitigation.

Gérer les activités à proximité des zones humides et des cours d'eau de la province pour s'assurer qu'elles sont menées de manière durable et respectueuse de l'environnement, et diriger des projets stratégiques et des priorités ministérielles liés aux zones humides et aux cours d'eau, tels que leur rôle dans l'adaptation au changement climatique et l'atténuation de ses effets.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT / MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

AUTHORIZATIONS AND COMPLIANCE (continued)		AUTORISATIONS ET CONFORMITÉ (suite)
WASTE DIVERSION	365	RÉACHEMINEMENT DES DÉCHETS
The branch is responsible to develop and administer provincial waste reduction and diversion programs for solid waste generated within the Province. Currently, the branch regulates the following provincial waste reduction and diversion programs: Beverage Containers, Tires, Paint, Oil & Glycol, Electronics and proposing a new Packaging and Paper Products waste diversion program.		La Direction est chargée d'élaborer et d'administer les programmes provinciaux de réduction et de réacheminement des déchets solides produits dans la province. Actuellement, la Direction régit les programmes provinciaux de réduction et de réacheminement des déchets suivants : récipients à boisson, pneus, restes de peinture, huile et glycol, appareils électroniques et propose un nouveau programme de détournement des déchets d'emballage et de produits de papier.
TOTAL	9,189	TOTAL

ENVIRONMENTAL SCIENCE AND PROTECTION		SCIENCE ET PROTECTION DE L’ENVIRONNEMENT
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide scientific analysis, review, advice and reporting services on matters related to the Province’s air and water resources. To ensure that potential environmental impacts are avoided or reduced to acceptable levels for certain planned projects and activities. To provide technical advice, guidance, support and maintain awareness in research and developments in environmental public health issues and initiatives.		Fournir des services d'analyse, d'examen, de conseil et de production de rapports scientifiques sur des sujets relatifs aux ressources en air et en eau de la province. Veiller à ce que les répercussions possibles sur l’environnement soient évitées ou réduites à des niveaux acceptables dans le cas de certaines activités ou de certains projets. Fournir des conseils, des directives et un soutien techniques, et se tenir au courant de la recherche dans le domaine de la santé publique environnementale et de l'évolution des questions et des initiatives s'y rapportant.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
ENVIRONMENTAL IMPACT ASSESSMENT	1,404	ÉTUDE D’IMPACT SUR L’ENVIRONNEMENT
Through the Environmental Impact Assessment (EIA) process, identify potential environmental impacts of certain proposed activities and developments so that such impacts can be avoided or reduced to acceptable levels if the projects are permitted to proceed.		Au moyen du processus d’étude d’impact sur l’environnement (EIE), déterminer les répercussions possibles sur l’environnement de certaines activités proposées et de certains projets d'aménagement de manière que ces répercussions puissent être évitées ou réduites à des niveaux acceptables si ces activités ou ces projets sont autorisés.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ENVIRONMENTAL SCIENCE AND PROTECTION (continued)		SCIENCE ET PROTECTION DE L'ENVIRONNEMENT (suite)
AIR AND WATER SCIENCES	2,628	SCIENCES DE L'AIR ET DE L'EAU
Monitor current environmental conditions (air and water), provide baseline information and data, and provide scientific services and hydrologic forecasting to interpret, evaluate, and report on the state of the environment in New Brunswick. Prepare and deliver the results of these activities to assist in informed decision making, primarily as it relates to environmental matters.		Surveiller les conditions environnementales existantes (air et eau), fournir des renseignements et des données de référence et fournir des services scientifiques et des prévisions hydrologiques afin d'évaluer et d'interpréter l'état de l'environnement au Nouveau-Brunswick et d'en faire rapport. Préparer et présenter les résultats de ces activités afin de faciliter la prise de décisions éclairées, particulièrement en ce qui concerne les questions environnementales.
HEALTHY ENVIRONMENTS	1,061	ENVIRONNEMENTS EN SANTÉ
The Healthy Environments Branch is guided by the ecological determinants of health and works collaboratively with partners and stakeholders to support environmental health programs by providing scientific and engineering advice that informs environmental health policy. The branch is responsible for source water protection of drinking water resources that helps provide New Brunswickers with clean and reliable drinking water and a safe environment in which to live, work and play.		La Direction des environnements sains est guidée par les déterminants écologiques de la santé et travaille en collaboration avec les partenaires et les parties prenantes pour soutenir les programmes d'hygiène du milieu en fournissant des conseils scientifiques et techniques qui éclairent la politique d'hygiène du milieu. La direction est responsable de la protection des sources d'eau potable, ce qui permet de fournir aux Néo-Brunswickois une eau potable propre et fiable ainsi qu'un environnement sûr pour vivre, travailler et se divertir.
TOTAL	5,093	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CLIMATE CHANGE		CHANGEMENTS CLIMATIQUES

PROGRAM OBJECTIVES

Coordinate New Brunswick's climate change policies and programs through collaboration with government departments, partners and stakeholders.

OBJECTIFS DU PROGRAMME

Coordonner les politiques et les programmes du Nouveau-Brunswick sur les changements climatiques en collaborant avec les ministères, les partenaires et les intervenants.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

CLIMATE CHANGE SECRETARIAT	1,657	SECRÉTARIAT DES CHANGEMENTS CLIMATIQUES

The Climate Change Secretariat supports the development and implementation of policies and programs to reduce the Province's overall greenhouse gas emissions, supports New Brunswickers prepare and adapt to future climate conditions, monitors the implementation of the Climate Change Action Plan, and administers the Climate Change Fund and the Output-based Pricing System for large industrial emitters.

Le Secrétariat du changement climatique soutient l'élaboration et la mise en œuvre de politiques et de programmes visant à réduire les émissions globales de gaz à effet de serre de la province, aide les Néo-Brunswickois à se préparer et à s'adapter aux conditions climatiques futures, surveille la mise en œuvre du plan d'action sur le changement climatique et administre le Fonds pour le changement climatique et le système de tarification basé sur les résultats pour les grands émetteurs industriels.

CLIMATE CHANGE FUND	47,000	FONDS POUR LES CHANGEMENTS CLIMATIQUES

The Climate Change Fund supports government departments in implementing the actions in the province's Climate Change Action Plan and large industrial emitters through the Output-based Pricing System.

Le Fonds pour le changement climatique aide les services gouvernementaux à mettre en œuvre les mesures prévues dans le plan d'action de la province en matière de changement climatique et les grands émetteurs industriels par l'intermédiaire du système de tarification basé sur les résultats.

TOTAL	48,657	TOTAL
TOTAL - DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT	173,374	TOTAL - MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
Less amounts authorized by law	108	Moins crédits autorisés par la loi
TO BE VOTED	173,266	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
1,000	1,000	Rural Districts / Districts ruraux……………………………	1,000
1,000	1,000	TOTAL…………………...…………………………………	1,000

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
47,000	56,414	Climate Change Fund / Fonds pour les changements climatiques……………………………………………………	18,310
9,000	9,000	Environmental Trust Fund / Fonds en fiducie pour l'environnement……………………………………………	9,000
2,380	3,290	Regional Services Support Fund / Fonds d'aide aux services régionaux……………………………………………	14,025
58,380	68,704	TOTAL………………………………………..………	41,335

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
EXECUTIVE COUNCIL OFFICE / BUREAU DU CONSEIL EXÉCUTIF
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
3,677	3,677	Office of the Clerk, Chief Operating Officer and Head of the Public Service and Executive Council Secretariat / Bureau du greffier, chef des opérations et chef de la fonction publique et secrétariat du conseil exécutif................	3,690
7,427	7,227	Corporate Communications / Communications gouvernementales……..……..……..……..……..……..	7,457
567	567	Office of the Lieutenant-Governor / Cabinet du lieutenant-gouverneur…………………………………………	567
11,671	11,471	TOTAL - Gross Ordinary / Compte brute ordinaire…………..	11,714

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
EXECUTIVE COUNCIL OFFICE / BUREAU DU CONSEIL EXÉCUTIF
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE CLERK, CHIEF OPERATING OFFICER AND HEAD OF THE PUBLIC SERVICE AND EXECUTIVE COUNCIL SECRETARIAT	BUREAU DU GREFFIER, CHEF DES OPÉRATIONS ET CHEF DE LA FONCTION PUBLIQUE ET SECRÉTARIAT DU CONSEIL EXÉCUTIF

PROGRAM OBJECTIVES

The Office of the Clerk and the Chief Operating Officer provides professional non-partisan advice and support on the structure and operations of government. The clerk also acts as the head of the public service, ensuring effective and efficient management and that the public service is delivering high-quality programs, support on priority files and services, based on evidence-based evaluations.

It also provides secretariat and administrative services for Executive Council and the Policy and Priorities Board, and occasionally, the special committees of cabinet. It reviews proposals for the development or amendment of government policy and reviews all regulatory and legislative proposals. It provides central support on appointment and governance of agencies, boards, and commissions. The office also provides support to the government house leader in planning, establishing, and managing the government's agenda for the legislative assembly; and in overseeing policy issues related to democracy and the legislature. It also liaises with the Office of the Lieutenant-Governor.

OBJECTIFS DU PROGRAMME

Le Bureau du greffier et du chef des opérations fournit des conseils impartiaux et un soutien professionnels sur la structure et les activités du gouvernement. La greffière est aussi chef de la fonction publique, assurant une gestion efficace et efficiente pour que la fonction publique offre des programmes de grande qualité et appuie les services et dossiers prioritaires en fonction d'évaluations fondées sur des données probantes.

Le Bureau fournit aussi des services d'administration et de secrétariat au Conseil exécutif et au Conseil des politiques et des priorités et, à l'occasion, aux comités spéciaux du Cabinet. Il examine les propositions portant sur l'élaboration ou la modification des politiques gouvernementales et examine toutes les propositions réglementaires et législatives. Il fournit un soutien central à la nomination et à la gouvernance des organismes, conseils et commissions. Le Bureau appuie aussi le leader parlementaire du gouvernement dans la planification, l'établissement et la gestion du programme du gouvernement pour l'Assemblée législative; et dans la surveillance des questions de politique relatives à la démocratie et à l'Assemblée législative. Il assure également la liaison avec le Cabinet du lieutenant-gouverneur.

TOTAL	3,690	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
EXECUTIVE COUNCIL OFFICE / BUREAU DU CONSEIL EXÉCUTIF
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE COMMUNICATIONS	COMMUNICATIONS GOUVERNEMENTALES
PROGRAM OBJECTIVES	**OBJECTIFS DU PROGRAMME**
Corporate Communications works closely with key partners and stakeholders to ensure that communications efforts across government are aligned with government priorities, effectively managed, and responsive to the diverse information needs of the public. The division serves more than 30 client departments and agencies in both official languages.	La Division des communications gouvernementales travaille en étroite collaboration avec les partenaires et les parties prenantes clés pour veiller à ce que les communications de l'ensemble du gouvernement cadrent avec les priorités du gouvernement, soient gérées avec efficacité et adaptées aux divers besoins en information du public. Elle offre des services à plus de 30 ministères et organismes clients dans les deux langues officielles.
The division's key functions include: strategic communications and planning; research, writing and editorial services; departmental communications support; corporate services, web strategy and services, media relations, media monitoring and event management; strategic marketing, advertising and graphic design; and digital videography, photography and social media services.	Les principales fonctions de la Division sont les suivantes : planification des communications; soutien aux communications ministérielles; services ministériels/généraux, relations avec les médias et gestion des événements; recherche et services de rédaction; marketing stratégique, publicité et conception graphique; services Web; et services de vidéographie et de photographie numériques et de médias sociaux.
The division manages and maintains a list of prequalified communications and marketing vendors and acquires external marketing communications services for departments and agencies when required. It also administers and publishes the Royal Gazette on behalf of government.	La Division gère et tient une liste de fournisseurs préqualifiés de services de communications et de marketing et acquiert des services externes de communications et de marketing pour les ministères et les organismes, au besoin. Elle gère et publie également la Gazette royale au nom du gouvernement.

TOTAL	7,457	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
EXECUTIVE COUNCIL OFFICE / BUREAU DU CONSEIL EXÉCUTIF
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE LIEUTENANT-GOVERNOR		CABINET DU LIEUTENANT-GOUVERNEUR

PROGRAM OBJECTIVES

To assist the Lieutenant-Governor in her Constitutional, ceremonial and social roles as the King's representative in New Brunswick.

To operate Government House as a Vice-Regal Residence and a National and Provincial Historic Site that is accessible to the community and welcoming to both New Brunswick residents and tourists.

OBJECTIFS DU PROGRAMME

Aider la lieutenante-gouverneure à remplir son rôle cérémonial, constitutionnel et social comme représentant du Roi au Nouveau-Brunswick.

De faire de la Résidence du gouverneur une résidence vice-royale et un lieu historique national et provincial, afin qu'elle soit accessible au public et puisse accueillir les résidents du Nouveau-Brunswick et les touristes.

TOTAL	567	TOTAL
TOTAL - EXECUTIVE COUNCIL OFFICE	11,714	TOTAL - BUREAU DU CONSEIL EXÉCUTIF
TO BE VOTED	11,714	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
907	847	Budget and Financial Management / Budget et gestion financières……………………………………………………	911
6,039	6,254	Corporate Services / Services généraux…………………………	6,260
2,865	2,615	Treasury Management and Fiscal Policy / Division de la gestion de la trésorerier et de la politique fiscale………………	2,925
5,040	4,865	Office of the Chief Human Resources Officer / Bureau du dirigeant principal des ressources humaines…………………	5,262
8,168	7,558	Office of the Chief Information Officer / Bureau du chef du service de l'information………………………………………	8,243
3,237	2,562	Office of the Comptroller / Bureau du Contrôleur……………	3,249
5,719	66,119	Revenue Administration / L'administration du revenu…………	22,231
31,975	90,820	TOTAL - Gross Ordinary / Compte brute ordinaire…………..	49,081

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

BUDGET AND FINANCIAL MANAGEMENT

PROGRAM OBJECTIVES

Provision of secretariat services to Treasury Board and liaison between the board and all government departments and agencies. Coordination and development of the annual budget and multi-year expenditures to promote the effective and efficient use of financial resources. Provision of analysis, advice and expenditure management options for consideration by government.

TOTAL   911

CORPORATE SERVICES

PROGRAM OBJECTIVES

The Corporate Services Division is made up of multifaceted teams that provide strategic support both within the department, as well as to several internal and external departments and agencies. Areas of responsibility include: policy planning and development; financial services; human resource client services; agency relations, analysis and advice; projects and advisory services; employee experience and internal communications; records management; among other corporate support areas.

TOTAL   6,260

BUDGET ET GESTION FINANCIÈRES

OBJECTIFS DU PROGRAMME

Offrir des services de secrétariat au Conseil du Trésor assurer la liaison entre le conseil et tous les ministères et organismes gouvernementaux. Coordonner et élaborer le budget annuel et le plan de dépenses pluriannuel. Surveiller les dépenses pour favoriser une utilisation efficace et efficiente des ressources financières. Soumettre au gouvernement analyses, conseils et options de gestion des dépenses aux fins d'examen.

TOTAL

SERVICES GÉNÉRAUX

OBJECTIFS DU PROGRAMME

La Division des services généraux regroupe des équipes polyvalentes qui fournissent un soutien stratégique au sein du Ministère ainsi qu'à plusieurs ministères et organismes internes et externes. Les domaines de responsabilité comprennent, entre autres, la planification et l'élaboration de politiques, les services financiers; les services aux clients des ressources humaines, les relations avec les organismes, l'analyse et les conseils; les services d'appui aux projets de consultation, l'expérience des employé(e)s et les communications internes et la gestion des documents, entre autres domaines de soutien généraux.

TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

TREASURY MANAGEMENT AND FISCAL POLICY		DIVISION DE LA GESTION DE LA TRÉSORERIER ET DE LA POLITIQUE FISCALE

PROGRAM OBJECTIVES

Provision of information, analysis and advice to the Minister of Finance and Treasury Board and the Government on taxation and fiscal policy, Federal-Provincial fiscal relations, and the economy. Manages and administers the cash resources, borrowing programs and investment and debt management activities of government; arranges the financing for the borrowing requirements of the Province, Crown agencies, municipalities and hospitals; manages an investor relations program; administers and invests the provincial sinking fund and certain pension and special purpose trust funds; provides government with advice on financial policy and on the financing of various initiatives.

OBJECTIFS DU PROGRAMME

Offrir au ministre des Finances et du Conseil du Trésor et au gouvernement des conseils, des analyses et de l'information dans les domaines de la taxation et des politiques fiscales, des relations financières fédérales-provinciales et de l'économie. Assurer la gestion et l'administration de la trésorerie, des programmes d'emprunt et des activités du gouvernement relatives à la gestion des placements et de la dette; prendre les arrangements de financement pour les besoins d'emprunt du gouvernement, des sociétés de la Couronne, des municipalités et des hôpitaux; gérer un programme de relations avec les investisseurs; administrer et investir le fonds d'amortissement provincial et certains fonds de pension en fiducie et fonds de fiducie à but spécial; et fournir des conseils au gouvernement sur la politique financière et le financement de diverses initiatives.

TOTAL	2,925	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE CHIEF HUMAN RESOURCES OFFICER		BUREAU DU DIRIGEANT PRINCIPAL DES RESSOURCES HUMAINES	

PROGRAM OBJECTIVES

Provide the strategic direction and the policy, program, operational and accountability framework for the recruitment, compensation, retention, development, safety, health and management of Government of New Brunswick (GNB) human resources; provide advice and support to Treasury Board as a committee of Cabinet and as the employer for Parts I, II and III of the Public Service and in relation to the *Civil Service Act* ; lead collective bargaining in Parts I, II and III of the Public Service; lead the development of longer-term GNB-wide human resources strategies; and work closely with Deputy Heads in departments.

OBJECTIFS DU PROGRAMME

Fournir l'orientation stratégique et le cadre de politique, de programmes, de fonctionnement et de responsabilisation relatifs au recrutement, à la rémunération, à la fidélisation, au perfectionnement, à la sécurité, à la santé et à la gestion des ressources humaines (RH) du gouvernement du Nouveau-Brunswick (GNB); fournir des conseils et un soutien au Conseil du Trésor en tant que comité du Cabinet et à titre d'employeur pour les parties I, II et III des services publics et par rapport à la *Loi sur la Fonction publique* ; mener les négociations collectives pour les parties I, II et III des services publics; diriger l'élaboration d'une stratégie à long terme des RH dans l'ensemble du GNB; et travailler étroitement avec les administrateurs généraux des ministères.

Expenditures	5,567	Dépenses	5 567
Recovery from benefit plans	(275)	Recouvrement des régimes de prestations	(275)
Recovery from training programs	(30)	Recouvrement des programmes de formation	(30)
TOTAL	5,262	TOTAL	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE
(In thousands of dollars / En milliers de dollars)

OFFICE OF THE CHIEF INFORMATION OFFICER

PROGRAM OBJECTIVES

The Office of the Chief Information Officer (OCIO) is responsible for Government-wide strategic leadership, planning and oversight of the management of information, technology, security, digital innovation and rural broadband and cellular strategy, to enable the business of Government.

As part of the OCIO the Provincial Archives has the dual responsibility of oversight of the information management of government records and access to records bearing on the Province's history.

TOTAL	8,243

BUREAU DU CHEF DU SERVICE DE L'INFORMATION

OBJECTIFS DU PROGRAMME

Le Bureau du chef de l'information (BCI) est chargé d'exercer un leadership stratégique dans l'ensemble du gouvernement et de planifier et surveiller la gestion de l'information, des technologies, de la sécurité, de l'innovation numérique, des services à large bande dans les régions rurales et d'une stratégie de service cellulaire pour permettre les activités du gouvernement.

Faisant partie du BCI, les Archives provinciales ont une double responsabilité : surveiller la gestion de l'information ayant trait aux documents du gouvernement et acquérir les documents portant sur l'histoire de la province et en permettre la consultation.

TOTAL

OFFICE OF THE COMPTROLLER

PROGRAM OBJECTIVES

Provide professional services to improve the economy, efficiency, effectiveness and accountability of Government programs and operations. To provide leadership in accounting, internal audit and enterprise risk management services to Government; prepare the annual Public Accounts of the Province, and operate and support the corporate financial systems.

TOTAL	3,249

BUREAU DU CONTRÔLEUR

OBJECTIFS DU PROGRAMME

Fournir des services professionnels pour améliorer l'économie, l'efficience, l'efficacité et la reddition de comptes quant aux programmes et activités du gouvernement. Assurer le leadership dans les services de comptabilité, de vérification interne et de gestion des risques d'entreprise au gouvernement; dresser les comptes publics annuels du gouvernement provincial, et voir au fonctionnement et au soutien des systèmes financiers gouvernementaux.

TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

REVENUE ADMINISTRATION		L'ADMINISTRATION DU REVENU

PROGRAM OBJECTIVES

Provision of fair, effective and efficient administration of tax and regulatory programs. Research, analyze and provide interpretations and advice on tax application issues. Develop options for legislative amendments on tax administration. Provide audit, assurance and refund verification functions, as well as education, inspection, and information regarding program services. Provision of the effective delivery of assigned revenue and taxation programs associated with real property and consumption taxes.

OBJECTIFS DU PROGRAMME

Assurer une administration équitable, efficace et efficiente des programmes d'impôt et de réglementation. Fournir des services de recherche, d'analyse et d'interprétation, et dispenser des conseils relativement aux questions d'application de l'impôt. Élaborer des options aux modifications législatives liées à l'administration fiscale. Remplir des fonctions de vérification, d'assurance et de contrôle des remboursements en plus d'assurer la formation, l'inspection et l'information concernant les services liés aux programmes. Veiller à la prestation efficace des programmes ayant trait aux recettes et à l'imposition pour ce qui est de l'impôt foncier et des taxes à la consommation.

TOTAL	22,231	TOTAL
TOTAL - DEPARTMENT OF FINANCE AND TREASURY BOARD	49,081	TOTAL - MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
Less amounts authorized by law	54	Moins crédits autorisés par la loi
TO BE VOTED	49,027	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
10	10	Archives Trust Account / Compte en fiducie pour les archives…………………………………………………………	10
950	850	Cannabis Education and Awareness Fund / Fonds d'education et de sensibilisation en matière de cannabis………..	250
56	56	Strait Crossing Finance Inc. / Strait Crossing Finance Inc……………………………………...………	56
1,016	916	TOTAL……………………………………………………	316

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
7,420	7,420	Indigenous Affairs / Affaires autochtones…………………………	6,935
455	455	Commissions Paid to Collectors of Pari-Mutuel Taxes / Commissions versées aux percepteurs de la taxe sur le pari mutuel……………………………………………………………	455
40,959	40,209	Enterprise Resource Planning / Planification des ressources organisationnelles………...………………………………	54,159
688	688	Equal Employment Opportunity Program / Programme d'égalité d'accès à l'emploi…………………………………………	688
8,850	8,700	Intergovernmental Affairs / Affaires intergouvernementales…..	9,060
90,034	76,400	Legislated Pension Plans, Benefit Accruals, Subsidies, and Supplementary Allowances / Régimes de retraite prévus par la loi, accumulation de prestations, subventions et allocations supplémentaires……………………………………	100,438
3,000	4,400	Natural Gas Distribution Program / Programme de distribution de gaz naturel………………………………………..	0
13,000	14,600	New Brunswick Advantage Savings Fund / Fonds d'épargne avantage Nouveau-Brunswick…………………………………	13,400
362,524	354,855	Pension and Employee Benefits Plans / Régimes de retraite et d'avantages sociaux…………………………...………………	370,494
14,200	14,200	Provision for Losses / Provision pour pertes……………………	14,200
33,405	33,888	Revenue Sharing Agreements with First Nations / Accords de partage des recettes avec les Premières Nations………………	14,850
224,013	224,013	Service New Brunswick / Service Nouveau-Brunswick………..	242,277
237,687	273,277	Supplementary Funding Provision / Provision pour fonds supplémentaires………………………………………………	372,808
6,380	9,280	Women's Equality / Égalité des femmes………………………	10,367
1,042,615	1,062,385	TOTAL - Gross Ordinary / Compte brute ordinaire……………	1,210,131

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

INDIGENOUS AFFAIRS		AFFAIRES AUTOCHTONES

PROGRAM OBJECTIVES

The Department of Indigenous Affairs oversees a whole-of-government approach to Indigenous relations and is responsible for the coordination of all of the Province's initiatives with First Nations. The department is the main point of contact and represents the interests of the Province in multilateral initiatives and negotiations. The department leads the consultation process with Indigenous peoples and provides research, analysis and policy advice to government on Indigenous matters.

OBJECTIFS DU PROGRAMME

Le ministère des affaires autochtones supervise une approche pangouvernementale à l'égard des relations autochtones et est responsable de la coordination de l'ensemble des initiatives provinciales avec les Premières Nations. Le ministère est le principal interlocuteur et représente les intérêts de la province dans le cadre d'initiatives et de négociations multilatérales. Il mène le processus de consultation avec les peuples autochtones et donne des conseils au gouvernement sur des questions autochtones ayant trait à la recherche, à l'analyse et aux politiques.

TOTAL	6,935	TOTAL
TO BE VOTED	6,935	À VOTER

COMMISSIONS PAID TO COLLECTORS OF PARI-MUTUEL TAXES		COMMISSIONS VERSÉES AUX PERCEPTEURS DE LA TAXE SUR LE PARI MUTUEL

PROGRAM OBJECTIVES

To encourage the collection and remittance of pari-mutuel taxes and provide support to provincial racetracks and the horse racing industry.

OBJECTIFS DU PROGRAMME

Vise à encourager la perception et la remise de la taxe sur le pari mutuel et à fournir un soutien aux hippodromes de la province et à l'industrie des courses de chevaux.

TOTAL	455	TOTAL
TO BE VOTED	455	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ENTERPRISE RESOURCE PLANNING		PLANIFICATION DES RESSOURCES ORGANISATIONNELLES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for the oversight, business transformation and implementation of an Enterprise Resource Planning solution which supports Human Resource Management, Payroll, Financial Management and Procurement/Supply Chain business functions.		Prévoir la surveillance, la transformation opérationnelle et la mise en œuvre d'une solution de planification des ressources organisationnelles qui appuie les fonctions opérationnelles de la gestion des ressources humaines, du service de la paie, de la gestion financière ainsi que des achats/la chaîne d'approvisionnement.
TOTAL	54,159	TOTAL
TO BE VOTED	54,159	À VOTER

EQUAL EMPLOYMENT OPPORTUNITY PROGRAM		PROGRAMME D'ÉGALITÉ D'ACCÉS À L'EMPLOI
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide access to employment and opportunities for advancement within the provincial public service to persons with disabilities, Indigenous persons and members of a visible minority group.		Offrir l'accès à l'emploi et aux possibilités d'avancement dans la fonction publique provinciale aux personnes handicapées, aux Autochtones et aux personnes appartenant à des minorités visibles.
TOTAL	688	TOTAL
TO BE VOTED	688	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

INTERGOVERNMENTAL AFFAIRS		AFFAIRES INTERGOUVERNEMENTALES	

PROGRAM OBJECTIVES

To ensure a strategic and corporate approach to promoting and protecting New Brunswick's interests in its relationships with other governments by coordinating New Brunswick's participation in regional, national and international organizations and by working with and providing advice and support to government departments in their relations with other governments. To enhance positive interprovincial and community relations as they relate to Canadian Francophonie, to coordinate government action on official languages through the Secretariat of Official Languages and to negotiate and implement federal-provincial agreements relative to official languages to contribute to the province's social and economic priorities. To maximize New Brunswick's benefits from membership in the International Organization of the Francophonie and to assure Protocol services. To ensure the Province's trade and interests are protected, and position the Province to maximize the benefits of international and internal trade agreements.

OBJECTIFS DU PROGRAMME

Assurer une approche stratégique et gouvernementale pour faire valoir et protéger les intérêts du Nouveau-Brunswick dans ses relations avec les autres gouvernements par la coordination de la participation de la province dans des organismes régionaux, nationaux et internationaux ainsi que des conseils et un appui aux ministères dans leurs relations avec les autres gouvernements. Améliorer les relations interprovinciales et communautaires positives ayant trait à la francophonie canadienne, pour coordonner l'action gouvernementale à l'égard des langues officielles et négocier et mettre en œuvre les accords fédéraux-provinciaux relatifs aux langues officielles pour contribuer aux priorités sociales et économiques de la province. Maximiser les avantages que le Nouveau-Brunswick tire de son adhésion à l'Organisation internationale de la Francophonie et assurer les services protocolaires. Assurer la protection du commerce et des intérêts de la province et positionner celle-ci de manière à maximiser les avantages découlant des accords commerciaux sur le commerce international et intérieur.

Expenditures	9,969	Dépenses	9 969
Recovery from training programs	(909)	Recouverement des programmes de formation	(909)
TOTAL	9,060	TOTAL	
TO BE VOTED	9,060	À VOTER	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LEGISLATED PENSION PLANS, BENEFIT ACCRUALS, SUBSIDIES, AND SUPPLEMENTARY ALLOWANCES		RÉGIMES DE RETRAITE PRÉVUS PAR LA LOI, ACCUMULATION DE PRESTATIONS, SUBVENTIONS ET ALLOCATIONS SUPPLÉMENTAIRES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for the cost of legislated pension plans, benefit accruals, subsidies and supplementary allowances.		Couvrir le coût des régimes de retraite prévus par la loi, de l'accumulation des prestations, des subventions et des allocations supplémentaires.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
Legislated Pension Plans:		Régimes de pension prévus par la loi:
Ombud's Pension	188	Pension de l'ombud
Judges' Superannuation Plan	4,900	Régime de pension de retraite des juges
Members' Plans	2,600	Régimes des députés
Benefit Accruals, Subsidies, and Supplementary Allowances	92,750	Accumulation de prestations, subventions et allocations supplémentaires.
TOTAL	100,438	TOTAL
Less amounts authorized by law	188	Moins crédits autorisés par la loi
TO BE VOTED	100,250	À VOTER

NEW BRUNSWICK ADVANTAGE SAVINGS FUND		FONDS D'ÉPARGNE AVANTAGE NOUVEAU-BRUNSWICK
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To support long-term growth, sustainability and opportunity in the province, including but not limited to such as areas as affordable housing, innovation in the delivery of public health care and education, and vibrant and inclusive communities.		Appuyer la croissance, la viabilité et les possibilités à long terme dans la province, y compris, entre autres, de secteurs comme le logement abordable, l'innovation dans la prestation des soins de santé publics, ainsi que des communautés dynamiques et inclusives.
TOTAL	13,400	TOTAL
TO BE VOTED	13,400	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PENSION AND EMPLOYEE BENEFITS PLANS		RÉGIMES DE RETRAITE ET D'AVANTAGES SOCIAUX
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for the employer's cost and/or contributions towards certain pension and employee benefit plans.		Fournir le coût et/ou la quote-part de l'employeur à certains régimes de retraite et d'avantages sociaux des employés.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
Canada Pension Plan	34,479	Régime de pensions du Canada
Group Insurance Plans	2,330	Régimes d'assurance collective
Employee and Family Assistance Program	531	Programme d'aide aux employés et leur famille
Shared Risk Plan for CUPE Employees of New Brunswick Hospitals	40,500	Régime à risques partagés des employés membres du SCFP des hôpitaux du Nouveau-Brunswick
Shared Risk Plan for Certain Bargaining Employees of New Brunswick Hospitals	51,000	Régime à risques partagés de certains employés syndiqués des hôpitaux du Nouveau-Brunswick
Public Service Shared Risk Plan	112,200	Régime à risques partagés dans les services publics
New Brunswick Teachers' Pension Plan	85,680	Régime de pension des enseignants du Nouveau-Brunswick
Part-time and Seasonal Pension Plan	4,590	Régime de pension des employé à temps partiel et saisonniers
Non-teaching School Districts Pension Plans	39,182	Régimes de retraite du personnel non enseignant des districts scolaires
Statutory Annuities	2	Rentes statutaires
TOTAL	370,494	TOTAL
Less amounts authorized by law	2	Moins crédits autorisés par la loi
TO BE VOTED	370,492	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PROVISION FOR LOSSES		PROVISION POUR PERTES

PROGRAM OBJECTIVES

To provide for the possible non-collection of amounts due to the Province, potential claims against the Province and other unforeseen losses.

OBJECTIFS DU PROGRAMME

Prévoir le non-recouvrement possible de montants dus à la province, les réclamations contre la province et d'autres pertes imprévisibles.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

Department of Agriculture, Aquaculture and Fisheries	3,000	Ministère de l'Agriculture, de l'Aquaculture, et des Pêches
Department of Finance and Treasury Board	6,000	Ministère des Finances et du Conseil du Trésor
Department of Justice and Public Safety	600	Ministère de la Justice et de la Sécurité publique
Department of Natural Resources and Energy Development	300	Ministère des Ressources naturelles et du Développement de l'énergie
Department of Social Development	4,000	Ministère du Développement social
Department of Transportation and Infrastructure	300	Ministère des Transports et de l'Infrastructure
TOTAL	14,200	TOTAL
TO BE VOTED	14,200	À VOTER

REVENUE SHARING AGREEMENTS WITH FIRST NATIONS		ACCORDS SUR LE PARTAGE DES RECETTES AVEC LES PREMIÈRES NATIONS

PROGRAM OBJECTIVES

To encourage compliance with provincial gaming policy and to foster economic and community development, the Province shares gaming revenue with First Nations with agreements, as provided in section 24 of the *Gaming Control Act* .

OBJECTIFS DU PROGRAMME

Favoriser le respect de la politique de jeu du Nouveau-Brunswick et stimuler le développement économique et communautaire, le gouvernement partage les recettes tirées des jeux de hasard avec les Premières Nations ayant conclu des accords, conformément à ce que prévoit l'article 24 de la *Loi sur la réglementation des jeux* .

TOTAL	14,850	TOTAL
TO BE VOTED	14,850	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

SERVICE NEW BRUNSWICK		SERVICE NOUVEAU-BRUNSWICK

PROGRAM OBJECTIVES

To provide centralized services in the area of Information Technology, Procurement, Supply Chain, Laundry and Clinic Engineering to the Health Sector. Centralized services to Government departments and agencies in the areas of Information Technology, Procurement, Property Assessment, Accounts Payable, Collections, Payroll and Benefits Administration, Translation and Print Services. And to provide convenient access for the public to government and municipal services, such as registrations, permits and licenses, payment of various taxes and fees through physical and electronic service channels.

OBJECTIFS DU PROGRAMME

Offrir des services centralisés dans les domaines des technologies de l'information, des achats, de la chaîne d'approvisionnement, des services de buanderie et de l'ingénierie clinique au secteur de la santé; des services centralisés aux ministères et aux organismes gouvernementaux dans les domaines de la technologie de l'information, des achats, de l'évaluation foncière, des comptes créditeurs, du recouvrement, de l'administration de la paie et des avantages sociaux, de la traduction et des services d'impression; et assurer au public un accès pratique aux services gouvernementaux et municipaux comme les immatriculations, les permis et les licences, le paiement de divers impôts et droits, grâce à des services physiques et électroniques.

TOTAL	242,277	TOTAL
Less amounts authorized by law	54	Moins crédits autorisés par la loi
TO BE VOTED	242,223	À VOTER

SUPPLEMENTARY FUNDING PROVISION		PROVISION POUR FONDS SUPPLÉMENTAIRES

PROGRAM OBJECTIVES

To provide supplementary funding to other programs in government for the cost associated with the settlement of collective bargaining agreements and other expenditures resulting from unanticipated events that may occur during the year.

OBJECTIFS DU PROGRAMME

Fournir des fonds supplémentaires à d'autres programmes gouvernementaux afin de couvrir les coûts associés à la conclusion de conventions collectives ainsi que d'autres dépenses découlant d'événements inattendus au cours de l'exercice.

TOTAL	372,808	TOTAL
TO BE VOTED	372,808	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

WOMEN'S EQUALITY		ÉGALITÉ DES FEMMES

PROGRAM OBJECTIVES

To promote gender equality and reduce systemic discrimination by providing advice and support to the Minister responsible for Women's Equality as well as to departments of government, and to coordinate the implementation of the government's actions and initiatives in the areas of women's personal, social and economic security.

OBJECTIFS DU PROGRAMME

De promouvoir l'égalité des genres et de réduire la discrimination systémique en offrant à la ministre responsable de l'égalité des femmes et aux différents ministères des conseils et du soutien et de coordonner la mise en œuvre des actions et des initiatives gouvernementales en matière de la sécurité personnelle, sociale et économique des femmes.

TOTAL	10,367	TOTAL
TO BE VOTED	10,367	À VOTER
TOTAL - GENERAL GOVERNMENT	1,210,131	TOTAL - GOUVERNEMENT GÉNÉRAL

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
252,781	298,349	Corporate and Other Health Services / Services ministériels et autres services de santé……………………………………………	306,214
823,931	848,921	Medicare / Assurance-maladie…………………………………	850,172
264,772	252,073	Pharmaceutical Programs / Programmes pharmaceutiques…….	262,659
2,242,612	2,397,141	Part III Health Services / Services de santé de la partie III………………………………………………………	2,379,122
3,584,096	3,796,484	TOTAL - Gross Ordinary / Compte brute ordinaire…………..	3,798,167

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER HEALTH SERVICES		SERVICES MINISTÉRIELS ET AUTRES SERVICES DE SANTÉ

PROGRAM OBJECTIVES

To plan, fund and monitor the delivery of health services to New Brunswickers through:
- the administration of all departmental programs;
- the delivery of provincial services;
- the administration of federal-provincial relations and interprovincial health agreements; and
- the development and administration of recruitment and retention programs for health human resources.

OBJECTIFS DU PROGRAMME

Planifier, financer et surveiller la prestation des services de soins de santé à la population du Nouveau-Brunswick:
- la gestion de tous les programmes ministériels;
- la prestation de services provinciaux;
- la gestion des relations fédérales-provinciales et des ententes interprovinciales sur la santé;
- l'élaboration et l'administration de programmes de recrutement et de maintien des effectifs en matière de santé.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

ADMINISTRATION AND FINANCIAL SERVICES	14,111	ADMINISTRATION ET SERVICES FINANCIERS

Administrative support and advisory services in matters relating to accounting, budgeting, financial controls, communications, personnel and staff accommodations.

Services consultatifs et de soutien administratif dans les domaines suivants: comptabilité, budget, contrôles financiers, communications, dotation en personnel et locaux et meubles pour le personnel.

INNOVATION AND eHEALTH	57,165	INNOVATION ET CYBERSANTÉ

The branch oversees the overall alignment of information and communication technology implementation with the strategic directions of the health care system. This includes the development and implementation of One Patient, One Record and its ongoing operations, as well as all other information systems within the department.

La direction voit à l'harmonisation de la mise en oeuvre des technologies de communication et d'information avec les orientations stratégiques du système de soins de santé. Cela comprend le développement et la mise en oeuvre d'Un patient, un dossier, et de ses operations continues, ainsi que de tous les autres systems d'information au sein du ministère.

PLANNING AND HEALTH HUMAN RESOURCES	16,991	PLANIFICATION ET RESSOURCES HUMAINES EN SANTÉ

Strategic planning and evaluation of provincial health services and programs. Administrative support and advisory services in the areas of legislative development, federal-provincial relations and health human resources.

Planification stratégique et évaluation des politiques et programmes provinciaux relatifs à la santé. Soutien administratif et services consultatifs pour l'élaboration de mesures législatives, les relations fédérales-provinciales et les ressources humaines en santé.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER HEALTH SERVICES (continued)		SERVICES MINISTÉRIELS ET AUTRES SERVICES DE SANTÉ (suite)
MEDICAL EDUCATION PROGRAM SERVICES	17,874	SERVICES DES PROGRAMMES DE FORMATION MÉDICALE
Responsible for management of the delivery of medical education for the province.		Gérer la prestation des programmes de formation médicale pour la province.
OUT OF PROVINCE HOSPITAL PAYMENTS	75,286	RÈGLEMENT DES SERVICES HOSPITALIERS HORS-PROVINCE
Payment on behalf of New Brunswick residents for hospital services received outside the province.		Payer les services hospitaliers obtenus en dehors de la province par des résidents de la province.
OFFICE OF THE CHIEF MEDICAL OFFICER OF HEALTH AND EPIDEMIOLOGY	4,720	BUREAU DU MÉDECIN-HYGIÉNISTE EN CHEF ET ÉPIDÉMIOLOGIE
Responsible for promotion, prevention and protection of the health of the population of New Brunswick, including outbreaks management.		Responsable de la promotion, de la prévention et de la protection de la santé de la population du Nouveau-Brunswick, y compris la gestion des épidémies.
PUBLIC HEALTH PROGRAM SERVICES	47,093	SERVICES DES PROGRAMMES DE SANTÉ PUBLIQUE
Responsible for policy development, planning and program support of public health services delivered in the province.		Élaboration de politiques, planification et soutien aux programmes pour les services de santé publique dans la province.
HEALTH SERVICES LIABILITY PROTECTION PLAN	1,500	PLAN DE PROTECTION DE LA RESPONSABILITÉ - SERVICES DE SANTÉ
Provision of funding for health services liability cases and for claims administration.		Fournir des fonds pour les cas de responsabilité civile liés aux services de santé et l'administration des demandes d'indemnité.
HEALTH SYSTEM COLLABORATION	7,661	COLLABORATION DANS LE SYSTÈME DE SANTÉ
To provide policy direction, planning, resource allocation and program support for hospital services delivered in the province.		Orientation des politiques, planification, affectation des ressources et soutien aux programmes des services hospitaliers de la province.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER HEALTH SERVICES (continued)		SERVICES MINISTÉRIELS ET AUTRES SERVICES DE SANTÉ (suite)
NEW BRUNSWICK CANCER NETWORK	10,710	RÉSEAU DE CANCER DU NOUVEAU-BRUNSWICK
The network unifies, manages and coordinates a broad based system for cancer control in the province. It is designed to reduce the incidence of cancer and improve the quality of life of New Brunswick residents living with cancer.		Il unifit, gère et coordonne les services de divers organismes de lutte contre le cancer dans la province. Il vise à réduire le nombre de cancers et à améliorer la qualité de vie des cancéreux au Nouveau-Brunswick.
ADDICTION AND MENTAL HEALTH PROGRAM SERVICES	16,111	SERVICES DU PROGRAMME DE TRAITEMENT DES DÉPENDANCES ET DE SANTÉ MENTALE
Responsible for policy development, planning and program support of Addiction and Mental Health services delivered in the province.		Élaboration de politiques, planification et soutien des programmes pour les services de traitement des dépendances et de santé mentale offerts dans la province.
PRIMARY HEALTH CARE	36,992	SOINS DE SANTÉ PRIMAIRES
Responsible for policy development, planning and program support of primary care services delivered in the province.		Responsable de l'élaboration de politiques, de la planification et du soutien des programmes des services de soins de santé primaires offerts.
TOTAL	306,214	TOTAL

MEDICARE		ASSURANCE-MALADIE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Ensuring entitled health services provided by physicians are accessible to the population at a reasonable cost to the Province. Funding of medical care for New Brunswick residents.		Assurer que les services de santé fournis par les médecins sont accessibles aux résidents admissibles, et ce, à un coût raisonnable pour le gouvernement. Financer les soins médicaux offerts à la population du Nouveau-Brunswick.
TOTAL	850,172	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PHARMACEUTICAL PROGRAMS		PROGRAMMES PHARMACEUTIQUES

PROGRAM OBJECTIVES

Funding of drug plans which provides for the payment of approved drugs.

PROGRAM COMPONENTS

NEW BRUNSWICK PRESCRIPTION DRUG PROGRAM	188,749	PLAN DE MÉDICAMENTS SUR ORDONNANCE DU NOUVEAU-BRUNSWICK

Funding of a drug plan which provides for the payment of approved drugs for senior citizens, nursing home residents, children-in-care, residents with specified medical conditions and, individuals identified by the Department of Social Development.

NEW BRUNSWICK DRUG PLAN	73,910	RÉGIME MÉDICAMENTS DU NOUVEAU-BRUNSWICK

Insurance plan to provide coverage to all uninsured residents of New Brunswick to ensure affordable access to prescription drugs.

TOTAL	262,659	TOTAL

OBJECTIFS DU PROGRAMME

Financement de régimes d'assurance-médicaments assurant le paiement de médicaments approuvés.

ÉLÉMENTS DU PROGRAMME

Financement d'un plan de médicaments sur ordonnance servant à payer certains médicaments approuvés pour les personnes âgées, les résidents des foyers de soins, les enfants pris en charge, les patients ayant des besoins précis et les personnes désignées par le ministère du Développement social.

Régime d'assurance-médicaments garantissant à tous les résidents non assurés du Nouveau-Brunswick un accès abordable aux médicaments sur ordonnance.

PART III HEALTH SERVICES		SERVICES DE SANTÉ DE LA PARTIE III

PROGRAM OBJECTIVES

Regional Health Authorities and EM/ANB are Part III organizations responsible for the planning, management and delivery of health services to New Brunswickers.

PROGRAM COMPONENTS

MEDICAL EDUCATION	21,384	FORMATION MÉDICALE

Responsible for the delivery of training through Regional Health Authorities for post graduate medical residents.

OBJECTIFS DU PROGRAMME

Les régies régionales de la santé et EM/ANB sont des organismes de la Partie III chargés de la planification, gestion et livraison des services de soins de santé à la population du Nouveau-Brunswick.

ÉLÉMENTS DU PROGRAMME

Gérer la prestation des programmes de formation par l'entremise des régies régionales de la santé pour les médecins résidents inscrits à des programmes d'études supérieures.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PART III HEALTH SERVICES (continued)		SERVICES DE SANTÉ DE LA PARTIE III (suite)
PUBLIC HEALTH SERVICES	33,418	SERVICES DE SANTÉ PUBLIQUE
Responsible for the delivery of community based public health programs and services in the areas of communicable disease prevention, management and control, and the promotion of healthy lifestyles/healthy families.		Assurer la prestation des programmes et services communautaires de santé publique dans les domaines de la prévention, de la gestion et du contrôle des maladies transmissibles ainsi que faire la promotion d'un mode de vie sain et de familles en santé.
HEALTH SERVICES	1,808,374	SERVICES DE SANTÉ
Funding for the delivery of hospital services within the province through Regional Health Authorities. Funding also included for the operations of the New Brunswick Health Council.		Financer la prestation des services hospitaliers dans la province par l'entremise des régies régionales de la santé. Des fonds sont aussi alloués pour les activités du Conseil du Nouveau-Brunswick en matière de santé.
ADDICTION AND MENTAL HEALTH SERVICES	200,497	SERVICES DE TRAITEMENT DES DÉPENDANCES ET DE SANTÉ MENTALE
Responsible for the delivery of Mental Health and Addiction services in the province through prevention-promotion, treatment, rehabilitation and maintenance programs. Mental Health and Addiction services are provided through Community Addiction and Mental Health Centres, Psychiatric Hospitals and Regional Hospital Psychiatric Units within the Regional Health Authorities.		Prestation des services de santé mentale et de traitement des dépendances dans la province en offrant des programmes de prévention ou de promotion, de traitement, de réadaptation et de services de maintien de la santé. Les services de santé mentale et de traitement des dépendances sont fournis par l'intermédiaire de centres communautaires de traitement des dépendances et de santé mentale, d'établissements de traitement des dépendances, d'hôpitaux psychiatriques et d'unités psychiatriques d'hôpitaux régionaux au sein des régies régionales de la santé.
PRIMARY HEALTH CARE PART III	48,971	SOINS DE SANTÉ PRIMAIRES PARTIE III
Responsible for the delivery of community health services through the Regional Health Authorities.		Responsable de la prestation des services de santé communautaires effectuée par l'entremise des régies régionales de la santé.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PART III HEALTH SERVICES (continued)		SERVICES DE SANTÉ DE LA PARTIE III (suite)
HOME CARE AND AMBULANCE SERVICES	266,478	SERVICES DE SOINS DE SANTÉ À DOMICILE ET D'AMBULANCE
Responsible for the management and delivery of extra-mural and ambulance services programs within the province.		Assurer la gestion et la prestation des services de santé extra-muraux et des services d'ambulance de la province.
TOTAL	2,379,122	TOTAL
TOTAL - DEPARTMENT OF HEALTH	3,798,167	TOTAL - MINISTÈRE DE LA SANTÉ
Less amounts authorized by law	95	Moins crédits autorisés par la loi
TO BE VOTED	3,798,072	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
39,137	39,137	Public Hospitals - Capital Equipment / Hôpitaux publics - Biens d'équipement……………………………………………	44,392
39,137	39,137	TOTAL……………………………………………………	44,392

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
1,500	1,500	Health Services Liability Protection Plan / Plan de protection de la responsabilité-services de santé…………………	1,500
1,500	1,500	TOTAL………………………………………………………	1,500

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
24,545	25,471	Technical Safety and Corporate Services Division / Division de la sécurité technique et des services ministériels………………	25,834
230,188	235,796	Community Safety Division / Division de la sécurité communautaire………………………………………………………	249,941
42,464	48,414	Security and Emergencies Division / Division de la sécurité et des urgences………………………………………………………	24,946
28,796	28,796	Office of the Attorney General / Cabinet du procureur général………………………………………………………	28,825
27,739	28,069	Justice Services Division / Division des services à la justice…..	31,452
12,986	12,986	Legal Aid / Aide juridique………………………………………	13,844
366,718	379,532	TOTAL - Gross Ordinary / Compte brute ordinaire……………	374,842

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PUBLIC SAFTEY		**SÉCURITÉ PUBLIQUE**
TECHNICAL SAFETY AND CORPORATE SERVICES DIVISION		DIVISION DE LA SÉCURITÉ TECHNIQUE ET DES SERVICES MINISTÉRIELS

PROGRAM OBJECTIVES

To provide management support and planning services necessary for the Department to achieve all its objectives and to ensure community safety through the regulation and licencing of liquor, gaming and security industries. To enhance safety by providing fire, electrical, plumbing, elevator and boiler and pressure vessel inspections as well as fire plan reviews and fire reporting and investigations.

OBJECTIFS DU PROGRAMME

Fournir le soutien administratif et les services de planification nécessaires à l'atteinte de tous les objectifs du Ministère et veiller à assurer la sécurité des collectivités par la réglementation et la délivrance de licences et de permis dans les secteurs des alcools, des loteries et de la sécurité. Renforcer la sécurité en procédant à l'inspection des incendies, des installations électriques, de la plomberie, des ascenseurs, des chaudières et des appareils à pression, ainsi qu'à l'examen des plans de sécurité-incendie et à l'établissement de rapports et d'enquêtes sur les incendies.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

ADMINISTRATIVE SERVICES	8,146	SERVICES ADMINISTRATIFS

Provides management support and advisory services related to human resources, financial services, information systems, facilities and equipment.

Fournir du soutien administratif et des services consultatifs relativement aux ressources humaines, aux services financiers, aux systèmes d'information, aux installations et à l'équipement.

PLANNING AND INNOVATION	796	PLANIFICATION ET INNOVATION

Supports the refinement and implementation of the department's Integrated Business Planning Cycle that incorporates strategic direction, employee engagement, internal communications, work planning, continuous improvement, performance measurement and an accountability framework.

Soutenir l'amélioration et la mise en œuvre du cycle de planification intégré des activités du Ministère, lequel comprend une orientation stratégique, la mobilisation des employés, la communication interne, la planification du travail, l'amélioration continue, l'évaluation du rendement et le cadre de responsabilisation.

TECHNICAL INSPECTION SERVICES	5,298	SERVICES D'INSPECTION TECHNIQUE

Regulates the safe design, fabrication, installation and operation of electrical, plumbing, propane, natural and medical gas systems, boilers, pressure vessels, elevating devices and amusement rides.

Veiller à la réglementation concernant la conception, la fabrication, la mise en place et le fonctionnement sécuritaires des installations électriques et de plomberie, des installations au gaz propane, naturel et à usage médical, des chaudières, des appareils à pression, des appareils élévateurs et des manèges.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

TECHNICAL SAFETY & CORPORATE SERVICES DIVISION (continued)		DIVISION DE LA SÉCURITÉ TECHNIQUE ET DES SERVICES MINISTÉRIELS (suite)
LICENSING AND REGISTRATION SERVICES BRANCH	2,516	**DIRECTION DES LICENCES ET DES SERVICES D'ENREGISTREMENT**
Licenses and regulates charitable gaming and registers and monitors those who provide casino and video lottery gaming to ensure compliance with the *Gaming Control Act* and ensure the integrity of gaming in New Brunswick. Licenses the liquor and security industries and ensures compliance with legislation.		Veiller à la réglementation et à la délivrance de permis et de licences dans le domaine des loteries et des jeux de bienfaisance, ainsi qu'inscrire et encadrer les fournisseurs de jeux de casino et de jeux de loterie vidéo pour assurer le respect de la *Loi sur la réglementation des jeux* et l'intégrité des jeux au Nouveau-Brunswick. Assurer la délivrance de licences et de permis dans les secteurs des alcools et de la sécurité, et veiller à assurer la conformité à la loi.
OFFICE OF THE FIRE MARSHAL	2,864	**BUREAU DU PRÉVÔT DES INCENDIES**
Carries out the provision of the *Fire Prevention Act*, delivers fire prevention and protection programs, and works with fire departments, municipalities and partner organizations to promote fire safety.		Veiller à l'application des dispositions de la *Loi sur la prévention des incendies*, voir à la prestation de programmes sur la prévention des incendies et la protection contre les incendies et collaborer avec les services d'incendie, les municipalités et les organismes partenaires afin de promouvoir la sécurité-incendie dans la province.
POLICY	1,189	**POLITIQUE**
Provides leadership and support in the identification, analysis, and development of program and policy initiatives. Supports legislation development and federal/provincial/territorial relations. Administers the *Right to Information and Protection of Privacy Act* and the *Personal Health Information Privacy and Access Act*.		Assurer un leadership et fournir un soutien pour cerner, évaluer et élaborer des projets de programmes et de politiques; appuyer l'élaboration de dispositions législatives et l'établissement de relations fédérales, provinciales et territoriales; veiller à l'application de la *Loi sur le droit à l'information et la protection de la vie privée* et de la *Loi sur l'accès et la protection en matière de renseignements personnels sur la santé*.
MOTOR VEHICLE BRANCH	5,025	**DIRECTION DES VÉHICULES À MOTEUR**
Protects road and trail users by overseeing licencing and registration of vehicles, drivers, dealers, and inspections stations.		Protéger les usagers de la route et des sentiers en supervisant la délivrance des permis et l'enregistrement des véhicules, des conducteurs, des concessionnaires et des postes de vérification.
TOTAL	25,834	**TOTAL**

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COMMUNITY SAFETY DIVISION / DIVISION DE LA SÉCURITÉ COMMUNAUTAIRE

PROGRAM OBJECTIVES

To enhance safety by delivering inspection and enforcement services that make highways, communities and off-road trails safer, administering firearms licencing for individuals and businesses and inspecting shooting ranges, and administering provincial policing standards and policing contracts. To prevent avoidable deaths by investigating all sudden and unexpected deaths. To support the safe and impartial administration of justice by providing court security and detainee security services managing juries and serving and executing court orders. To reduce crime and enhance safety and security providing services to those in conflict with the law, caring for and supervising those remanded or sentenced by the Courts to institutional or community-based sentences and by providing services to victims of crime. To promote road safety through regulation and licencing of drivers and vehicles.

OBJECTIFS DU PROGRAMME

Améliorer la sécurité en fournissant des services d'inspection et d'application de la loi qui rendent les routes, les communautés et les sentiers hors route plus sûrs, en administrant les permis d'armes à feu pour les particuliers et les entreprises et en inspectant les champs de tir, et en administrant les normes et les contrats de police provinciaux. Prévenir les décès évitables en enquêtant sur tous les décès soudains et inattendus. Soutenir l'administration sûre et impartiale de la justice en assurant la sécurité dans les palais de justice, en fournissant des services de sécurité des détenus, en veillant à la gestion des jurys ainsi qu'à la signification et à l'exécution des ordonnances du tribunal. Réduire la criminalité et renforcer la sûreté et la sécurité en fournissant des services aux personnes qui ont des démêlés avec la justice, en prenant en charge et en surveillant les personnes en détention provisoire ou condamnées par les tribunaux à des peines en établissement ou en milieu communautaire et en fournissant des services aux victimes d'actes criminels. Promouvoir la sécurité routière par la réglementation et l'octroi de permis aux conducteurs et aux véhicules.

PROGRAM COMPONENTS / ÉLÉMENTS DU PROGRAMME

ADULT INSTITUTIONAL SERVICES — 48,227 — **SERVICES DES ÉTABLISSEMENTS POUR ADULTES**

Provides institutional-based care and custody services and provision of criminogenic rehabilitation programs and reintegration planning.

Fournir des services de garde et de détention en établissement, et assurer la prestation de programmes de réhabilitation axés sur les facteurs criminogènes et de services de planification de la réintégration.

COMMUNITY AND YOUTH JUSTICE SERVICES — 15,462 — **SERVICES COMMUNAUTAIRES ET SERVICES DE JUSTICE POUR LES JEUNES**

Provides Victims Services, Probation Services, Diversion and Restorative Justice Services, and Youth Custody Services.

Offre des services aux victimes, des services liés à la probation, des services en matière de déjudiciarisation et de justice réparatrice, ainsi que des services de placement sous garde pour les jeunes.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COMMUNITY SAFETY DIVISION (continued)		DIVISION DE LA SÉCURITÉ COMMUNAUTAIRE (suite)
CRIME PREVENTION PROGRAM	839	PROGRAMME DE PRÉVENTION DE LA CRIMINALITÉ
Prevents crime and victimization and increases efficiencies by improving crime prevention policy and practice through the development and promotion of evidence-based, cost-effective approaches while fostering collaborative multi-sector partnerships.		Prévenir la criminalité et les préjudices subis par les victimes et accroître l'efficacité en améliorant les politiques et les pratiques de prévention de la criminalité par l'élaboration et la promotion de démarches rentables fondées sur des données probantes tout en encourageant les partenariats multisectoriels de collaboration.
INSPECTION AND ENFORCEMENT SERVICES	26,407	SERVICES D'INSPECTION ET D'APPLICATION DE LA LOI
Provides education, inspection, compliance and enforcement functions under provincial and some federal laws to make our people and communities safer and more secure.		Exercer des fonctions de sensibilisation, d'inspection, de conformité et d'application des lois en vertu de dispositions législatives provinciales et fédérales pour accroître la sûreté et la sécurité de la population et des collectivités.
SHERIFF SERVICES	13,073	SERVICES DES SHÉRIFS
Provides security for all courthouse locations in accordance with the *Court Security Act*, detainees security (transportation, escort and detention supervision), jury management, document service and court orders execution.		Veiller à la sécurité de tous les palais de justice conformément à la *Loi sur la sécurité des tribunaux*, à la sécurité des détenus (transport, escorte et surveillance de la détention), à la gestion des jurys, à la signification des documents et à l'exécution des ordonnances du tribunal.
POLICING CONTRACT MANAGEMENT	137,795	GESTION DES CONTRATS DE POLICE
Administers and oversees the Provincial Police Service Agreement between New Brunswick and Canada to ensure effective and efficient provincial and local policing.		Administrer et superviser l'Entente sur le service de police provincial entre le Nouveau-Brunswick et le Canada afin de garantir l'efficacité et l'efficience des services de police provinciaux et locaux.
POLICING STANDARDS	2,993	NORMES DE POLICE
Prevents and reduces crime and victimization through the establishment of standards for policing services as well as auditing for compliance with these standards.		Prévenir et réduire la criminalité et la victimisation par l'établissement de normes pour les services de police ainsi que par la vérification du respect de ces normes.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COMMUNITY SAFETY DIVISION (continued)		DIVISION DE LA SÉCURITÉ COMMUNAUTAIRE (suite)
CORONER SERVICES	4,111	SERVICES DES CORONERS
Independently investigates all sudden and unexpected deaths and conducts inquests as may be required in the public interest.		Mener des enquêtes indépendantes dans tous les cas de morts soudaines et suspectes et mener des enquêtes dans l'intérêt du public.
FIREARMS OFFICE	1,034	BUREAU DES ARMES À FEU
Supports safe communities and responsible firearm ownership by controlling the ownership, purchase, movement and use of firearms within New Brunswick through the administration of federal firearms legislation.		Contribuer à la sécurité des collectivités et appuyer la possession responsable d'armes à feu en se chargeant de la gestion des dispositions législatives fédérales sur les armes à feu pour assurer le contrôle de la propriété, de l'achat, du déplacement et de l'utilisation des armes à feu au Nouveau-Brunswick.
TOTAL	249,941	TOTAL

SECURITY AND EMERGENCIES DIVISION		DIVISION DE LA SÉCURITÉ ET DES URGENCES

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

To ensure a safe and secure society by providing coordination, policy advice and services regarding 911, emergency management and public security in partnership with stakeholders and partners.

Veiller à la sécurité et à la sûreté de la société en fournissant des services de coordination et de conseil stratégique ainsi que des services concernant le 911, la gestion des urgences et la sécurité publique en partenariat avec les intervenants et les partenaires.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

OFFICE OF THE PROVINCIAL SECURITY ADVISOR	1,053	BUREAU DU CONSEILLER PROVINCIAL EN MATIÈRE DE SÉCURITÉ
Responsible for the provision of security advice and services to Government and internal / external stakeholders in order to reduce threats and risks to services, networks, critical infrastructure (CI), assets and persons critical to New Brunswick's security, safety and economy, from deliberate, accidental and natural acts or events.		Fournir au gouvernement et à des intervenants internes et externes des services et avis en matière de sécurité visant à réduire les menaces et les risques que des actes ou événements délibérés, accidentels ou naturels peuvent faire peser sur les services, les réseaux, les infrastructures essentielles ainsi que les personnes et les biens essentiels à la sécurité, à la sûreté et à l'économie du Nouveau-Brunswick.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

SECURITY AND EMERGENCIES DIVISION (continued)		DIVISION DE LA SÉCURITÉ ET DES URGENCES (suite)
EMERGENCY MEASURES ORGANIZATION	4,166	ORGANISATION DES MESURES D'URGENCE
Provides advice, training and service coordination in planning for, responding to and recovering from emergency events.		Fournir des conseils, de la formation et une coordination des services en matière de planification, d'intervention et de rétablissement en cas d'urgence.
DISASTER FINANCIAL ASSISTANCE PROGRAM	18,564	PROGRAMME D'AIDE FINANCIÈRE EN CAS DE CATASTROPHE
Provides a mechanism for government to assist property owners, small businesses and municipalities with uninsurable losses caused by disasters.		Fournir un mécanisme permettant au gouvernement d'aider les propriétaires de biens, les petites entreprises et les municipalités à surmonter les pertes non assurables causées par les catastrophes.
COMMUNITY CAPACITY AND RESILIENCY	1,163	CAPACITÉ COMMUNAUTAIRE ET RÉSILIENCE
Applies lessons learned from the COVID-19 pandemic, ice storms, floods, and collaborates with New Brunswick communities to align efforts, build capacity and help communities become more resilient to future crises and emergencies. This includes supporting 12 multi-sector Regional Resiliency Teams in the development and implementation of action plans.		Mise en place des leçons tirées de la pandémie COVID-19, des tempêtes de verglas, des inondations et collabore avec les communautés du NB afin d'aligner les efforts, de renforcer les capacités et d'aider les communautés à devenir plus résilientes face aux futures catastrophes et crises. Il s'agit notamment de soutenir 12 équipes régionales de résilience multisectorielles dans l'élaboration et la mise en œuvre de plans d'action.
	24,946	
TOTAL		TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

JUSTICE AND ATTORNEY GENERAL

OFFICE OF THE ATTORNEY GENERAL

PROGRAM OBJECTIVES

To promote the impartial administration of justice by enabling the Attorney General to discharge his or her constitutional responsibilities regarding the enforcement of the criminal law, the provision of legal advice and the representation of the Crown in all civil and constitutional matters, as well as the drafting of legislation and regulations.

PROGRAM COMPONENTS

LEGAL SERVICES BRANCH — 5,300

Provides professional legal services to government departments and agencies in the areas of employment and administrative law, corporate, commercial and property law, litigation and other adversarial proceedings before adjudicative bodies, including courts, boards and tribunals, constitutional law and legal opinions on issues and matters related to the ongoing operations of government.

LEGISLATIVE SERVICES BRANCH — 3,108

Provides a central legislative drafting service in both official languages, for all public acts and regulations, to all government departments and agencies; provides advice to the Executive Council on legislative matters; discharges the responsibilities conferred upon the Registrar of Regulations under the *Regulations Act*; provides legal advice on Cabinet Agenda; revises the Statutes of New Brunswick through the Statute Revision Project; discharges the responsibilities conferred upon the King's Printer under the *King's Printer Act*.

JUSTICE ET DE PROCUREUR GÉNÉRAL

CABINET DU PROCUREUR GÉNÉRAL

OBJECTIFS DU PROGRAMME

Promouvoir l'administration impartiale de la justice, s'acquitter des responsabilités constitutionnelles du procureur général quant aux poursuites publiques, à la fourniture d'avis juridiques et à la représentation de la Couronne dans tous les domaines civils et constitutionnels, ainsi qu'à la rédaction des lois et règlements.

ÉLÉMENTS DU PROGRAMME

DIRECTION DES SERVICES JURIDIQUES — 5,300

Fournir aux ministères et aux organismes gouvernementaux des services juridiques professionnels dans les domaines du droit administratif et du droit du travail, du droit commercial et du droit des biens, du droit constitutionnel, ainsi que du contentieux et d'autres procédures accusatoires soumises à des organismes d'arbitrage (y compris en cour ou devant des commissions ou des tribunaux administratifs). Fournir en outre des conseils juridiques concernant des questions et des sujets se rapportant aux activités du gouvernement.

DIRECTION DES SERVICES LÉGISLATIFS — 3,108

Fournir un service centralisé de rédaction des lois et des règlements publics dans les deux langues officielles à tous les ministères et organismes gouvernementaux; donner des conseils au Conseil exécutif sur les questions législatives; assumer les responsabilités du Registraire des règlements en vertu de la *Loi sur les règlements*; fournir des avis juridiques sur les questions à l'ordre du jour du Cabinet; revoir les lois du Nouveau-Brunswick dans le cadre du Projet de révision des lois; et s'acquitter des fonctions d'Imprimeur du Roi conformément à la *Loi sur l'Imprimeur du Roi*.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE ATTORNEY GENERAL (continued)		CABINET DU PROCUREUR GÉNÉRAL (suite)

FAMILY CROWN SERVICES	3,437	SERVICES DES PROCUREURS DE LA COURONNE À LA FAMILLE

Provides professional legal services, including litigation and legal opinions to the Department of Social Development and to the Director of Support Enforcement in the area of family law and acts as designate and agent of the Attorney General under specific federal and provincial legislation and international treaties in the areas of family law and the civil aspects of international child abduction.

Fournir des services juridiques professionnels, dont les litiges et les avis juridiques, au ministère du Développement social et au directeur de l'exécution des ordonnances de soutien dans les affaires liées au droit de la famille, et remplir la fonction de remplaçant désigné et de représentant du procureur général en vertu de certaines lois fédérales et provinciales et de traités internationaux quant aux questions relevant du droit de la famille et aux aspects civils de l'enlèvement international d'enfants.

PUBLIC PROSECUTION SERVICES	16,980	SERVICES DES POURSUITES PUBLIQUES

Ensures that laws enacted for the protection of all citizens are respected and enforced by providing independent, effective and impartial prosecution services. With the decision to continue or terminate a prosecution, the crown prosecutors exercise broad discretion in the public interest.

Veiller à ce que les lois promulguées pour la protection des citoyens soient respectées et mises en application en fournissant des services de poursuite indépendants, efficaces et impartiaux. Dans la prise de la décision de maintenir une poursuite ou d'y mettre fin, les procureurs de la Couronne sont investis d'un pouvoir d'appréciation étendu qu'ils exercent dans l'intérêt public.

TOTAL	28,825	TOTAL

JUSTICE SERVICES DIVISION		DIVISION DES SERVICES À LA JUSTICE

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

To deliver a transparent and unbiased justice system to the public, and provide legal support services, administrative services, security services and operational services to the public while supporting the Judiciary in carrying out their mandate in delivering expeditious access to justice.

Offrir au public un système judiciaire transparent et impartial ainsi que des services d'aide juridique, des services administratifs, des services de sécurité et des services opérationnels tout en appuyant la magistrature dans l'exécution de son mandat de fournir un accès rapide à la justice.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

JUSTICE SERVICES DIVISION (continued)		DIVISION DES SERVICES À LA JUSTICE (suite)
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
COURT SERVICES	11,688	DIRECTION DES SERVICES DES TRIBUNAUX
Supports the New Brunswick court system in all three levels of Court (the Court of Appeal, Court of King's Bench, and the Provincial Court including Small Claims Court, Probate Court, Bankruptcy and Insolvency Division, Criminal Court, and Youth Justice Court) . Court Services provides court attendance, order production, case file management, registry services and other legal and administrative services in support of the Judiciary, justice participants and the public. Delivers specialized initiatives, including the Healing to Wellness Court, Domestic Violence Court, Family Case Management, Family Law Information Center, Mental Health Docket, and Intimate Partner Violence Intervention.		Appuie le fonctionnement des trois paliers de l'appareil judiciaire du Nouveau-Brunswick , soit la Cour d'appel, la Cour du Banc du Roi et la Cour provinciale (Cour petites créances, Cour des successions, Division de la faillite et de l'insolvabilité, tribunal pénal et Tribunal pour adolescents); Assure la programmation de la présence au tribunal, la production des ordonnances, la gestion des dossiers, les services du greffe et autres services juridiques et administratifs à l'appui de la magistrature, des participants au processus judiciaire et du public; Mettre en œuvre des initiatives spécialisées, notamment le Tribunal du mieux-être, le Tribunal chargé des causes de violence conjugale, la gestion des dossiers de droit de la famille, le Centre d'information sur le droit de la famille, le Tribunal de la santé mentale et l'intervention en matière de violence entre partenaires intimes.
JUDICIARY	10,159	MAGISTRATURE
Provides salaries and benefits for provincially appointed judges who preside over the criminal court of first instance, as well as other related items in respect of both the federally and provincially appointed judiciary.		Fournir les traitements et les avantages sociaux des juges nommés par le gouvernement provincial qui président les tribunaux pénaux de première instance, de même que d'autres articles connexes, aux membres de la magistrature nommés par les gouvernements fédéral et provincial.
JUSTICE REGIONAL ADMINISTRATION AND SUPPORT	6,241	ADMINISTRATION RÉGIONALE ET SOUTIEN DES SERVICES À LA JUSTICE
Provides strategic services and operational support to court and Justice Services Division operations.		Fournir des services stratégiques et un soutien opérationnel aux activités des tribunaux et de la Division des services à la justice.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

JUSTICE SERVICES DIVISION (continued)		DIVISION DES SERVICES À LA JUSTICE (suite)
OFFICE OF SUPPORT ENFORCEMENT	1,876	BUREAU DE L'EXÉCUTION DES ORDONNANCES DE SOUTIEN
Enforces family support provisions (Child and Spousal Support Payments) in court orders and agreements in accordance with the *Support Enforcement Act* and the *Divorce Act* by using progressive enforcement actions to ensure compliance.		Veiller à l'application des dispositions de soutien familial (prestations de soutien au conjoint et aux enfants) des ordonnances des tribunaux et des ententes judiciaires conformément à la *Loi sur l'exécution des ordonnances de soutien* et à la *Loi sur le divorce* au moyen de mesures progressives d'application de la loi visant la conformité des décisions.
HEARING OFFICERS	1,488	AGENTS D'AUDIENCE
Provides a variety of quasi-judicial hearings, including Small Claims Adjudication, Family Case Management Hearings and conducts Emergency Intervention Order Hearings.		Assurer la tenue de diverses audiences quasi judiciaires, notamment les audiences d'arbitrage de la Cour des petites créances, les audiences de gestion des dossiers en droit de la famille et les audiences relatives aux ordonnances d'intervention d'urgence.
TOTAL	31,452	TOTAL

LEGAL AID		AIDE JURIDIQUE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Provides criminal and domestic legal aid services, and Public Trustee Services through the New Brunswick Legal Aid Services Commission.		Fournir des services d'aide juridique en matière de droit pénal et de droit de la famille, ainsi que des services de curateur public par le truchement de la Commission des services d'aide juridique du Nouveau-Brunswick.
TOTAL	13,844	TOTAL
TOTAL - DEPARTMENT OF JUSTICE AND PUBLIC SAFETY	374,842	TOTAL - MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
Less amounts authorized by law	108	Moins crédits autorisés par la loi
TO BE VOTED	374,734	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
150	150	Provincial Proceeds of Crime / Unité provinciale des produits de la criminalité……………………………………	150
449	449	Canadian Family Justice Fund / Fonds canadien de justice familiale……………………………………………	449
2,665	2,508	Municipal Police Assistance Account / Compte d'aide aux services de police municipaux…………………………………	2,650
230	224	Suspended Driver - Impaired Driving Re-education Program / Programme de réhabilitation des conducteurs ayant perdu leur permis pour conduite avec les facultés affaiblies………………...…………………………………	230
207	207	National Safety Code Agreement / Entente concernant le Code national de sécurité………………………………………	207
2,576	2,873	Victim Services Account / Compte pour les services aux victimes.…………………………………………………	2,855
13,124	12,413	NB 911 Service Fund / Fonds pour le service d'urgence NB 911.……………………………………………………	13,552
0	1,201	Crime Prevention / Prévention de la criminalité………………	1,045
19,401	20,025	TOTAL.………………………………………………………	21,138

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
10,797	10,797	Members' Allowances, Committees and Operations / Indemnités des députés, comités et activités………………………	11,067
4,333	4,333	Office of the Legislative Assembly / Bureau de l'Assemblée législative………………………………………………………	4,713
3,628	3,628	Office of the Auditor General / Bureau du vérificateur général………………………………………………………	3,930
2,045	2,045	Offices of Leaders and Members of Registered Political Parties / Bureaux des chefs et des membres des partis politiques enregistrés……………………………………………	2,054
5,867	5,967	Elections New Brunswick / Élections Nouveau-Brunswick……	18,725
2,841	2,716	Office of the Ombud / Bureau de l'ombud………………………	2,848
1,685	1,685	Office of the Child, Youth and Senior Advocate / Bureau du défenseur des enfants, des jeunes et des aînés……………………	2,127
837	837	Office of the Commissioner of Official Languages / Commissariat aux langues officielles……………………………	840
678	678	Office of the Consumer Advocate for Insurance / Bureau du défenseur du consommateur en matière d'assurances……………	680
351	351	Office of the Integrity Commissioner / Bureau du commissaire à l'intégrité…………………………………………	352
33,062	33,037	TOTAL - Gross Ordinary / Compte brute ordinaire…………..	47,336

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

MEMBERS' ALLOWANCES, COMMITTEES AND OPERATIONS
INDEMNITÉS DES DÉPUTÉS, COMITÉS ET ACTIVITÉS

PROGRAM OBJECTIVES

To provide funding for the operation of the Legislative Assembly, including Committees, and for the salaries, annual indemnities, annual expense allowances and expenses for Members of the Legislative Assembly and Committees of the Legislative Assembly.

OBJECTIFS DU PROGRAMME

Assurer le financement des activités de l'Assemblée législative, y compris les comités, des salaires, des indemnités annuelles, des allocations annuelles pour dépenses et des dépenses des parlementaires et des membres des comités de l'Assemblée législative.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

ALLOWANCES TO MEMBERS — 10,691 — INDEMNITÉS DES DÉPUTÉS

Provide for the operations of the Legislative Assembly, including Committees, and for salaries, annual indemnities, annual expense allowances and expenses as set out in Schedule "A" of the *Legislative Assembly Act.*

Couvrir le fonctionnement de l'Assemblée législative, y compris les comités, et le versement des traitements, des indemnités annuelles, des allocations de dépenses annuelles et des dépenses prévues dans l'annexe A de la *Loi sur l'Assemblée législative.*

LEGISLATIVE COMMITTEES — 376 — COMITÉS DE L'ASSEMBLÉE LÉGISLATIVE

Provide funding for various Standing and Select Committees of the Legislative Assembly.

Assurer le financement des divers comités permanents et spéciaux de l'Assemblée législative.

TOTAL	11,067	TOTAL
Less amounts authorized by law	4,393	Moins crédits autorisés par la loi
TO BE VOTED	6,674	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE LEGISLATIVE ASSEMBLY		BUREAU DE L'ASSEMBLÉE LÉGISLATIVE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide administrative support services for the Legislative Assembly including the Speaker, the Members of the Legislative Assembly and their staff.		Fournir des services de soutien administratif pour l'Assemblée législative, notamment le président ou la présidente ainsi que les députés et leur personnel.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
HANSARD OFFICE	811	BUREAU DU HANSARD
Responsible for the production of the Journal of Debates (Hansard).		Assurer la rédaction du Journal des débats (hansard).
DEBATES TRANSLATION	933	TRADUCTION DES DÉBATS
Provide translation services to the Legislative Assembly and its Committees.		Fournir des services de traduction pour l'Assemblée législative et ses comités.
CLERK'S OFFICE	2,113	BUREAU DU GREFFIER
Provide procedural and administrative support services to the Assembly and Committees, financial, human resource, technology and security services for the Office of the Speaker, Members of the Legislative Assembly and all branches of the Legislative Assembly Office.		Conseiller l'Assemblée législative et les comités en matière de procédure et leur assurer des services de soutien administratif, assurer des services liées aux finances, aux ressources humaines, à la technologie et à la sécurité au Cabinet du président, aux députés, ainsi qu'à toutes les sections du Bureau de l'Assemblée législative.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE LEGISLATIVE ASSEMBLY (continued)		BUREAU DE L'ASSEMBLÉE LÉGISLATIVE (suite)

LEGISLATIVE LIBRARY	856	BIBLIOTHÈQUE DE L'ASSEMBLÉE LÉGISLATIVE

Operate primarily for the use of the Members of the Legislative Assembly and their staff by providing access to information and resources in order that the Members may better serve the people of New Brunswick.

Être au service principalement des députés et de leur personnel en leur donnant accès à de l'information et à des ressources leur permettant de mieux servir la population du Nouveau-Brunswick.

TOTAL	4,713	TOTAL
TO BE VOTED	4,713	À VOTER

OFFICE OF THE AUDITOR GENERAL		BUREAU DU VÉRIFICATEUR GÉNÉRAL

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

To audit the accounts of the Province of New Brunswick and certain Crown agencies on behalf of the Legislative Assembly. To report annually to the Legislative Assembly, matters of significance, including observed instances where money has been expended without due regard to economy and efficiency, or where appropriate and satisfactory procedures have not been established to measure and report on the effectiveness of programs.

Vérifier les comptes de la province du Nouveau-Brunswick et de certains organismes de la Couronne au nom de l'Assemblée législative. Faire rapport annuellement des faits significatifs à l'Assemblée législative, y compris les cas où des sommes ont été dépensées sans considération pour l'économie ou l'efficience, ou lorsque des procédures appropriées et satisfaisantes n'ont pas été établies pour mesurer l'efficacité des programmes et en faire rapport.

TOTAL	3,930	TOTAL
TO BE VOTED	3,930	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICES OF LEADERS AND MEMBERS OF REGISTERED POLITICAL PARTIES			BUREAUX DES CHEFS ET DES MEMBRES DES PARTIS POLITIQUES ENREGISTRÉS	

PROGRAM OBJECTIVES

To provide funding for Members who are Leaders of Registered Political Parties, and to provide funding for secretarial and research staff to Members of the Legislative Assembly, in accordance with the *Legislative Assembly Act.*

OBJECTIFS DU PROGRAMME

Assurer un financement pour les députés provinciaux qui sont chefs d'un parti politique enregistré ainsi que pour le personnel de secrétariat et de recherche pour les députés, conformément à la *Loi sur l'Assemblée législative.*

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

OFFICE OF GOVERNMENT MEMBERS		671	BUREAU DES DÉPUTÉS DU GOUVERNEMENT	

Provide secretarial and other assistance incidental to the performance of the duties of the members.

Fournir de l'aide en matière de secrétariat et autre relativement à l'exercice des fonctions des députés.

| Program for Members | 671 | | Programme pour les députés | 671 |

OFFICE OF THE OFFICIAL OPPOSITION		1,000	BUREAU DE L'OPPOSITION OFFICIELLE	

Provide salary and an expense allowance for the Leader. Provide secretarial and other assistance incidental to the performance of duties of the members.

Fournir un traitement et une allocation de dépenses au chef. Fournir de l'aide en matière de secrétariat et autre relativement à l'exercice des fonctions des députés.

| Leader | 500 | | Chef | 500 |
| Program for Members | 500 | | Programme pour les députés | 500 |

OFFICE OF THE GREEN CAUCUS		358	BUREAU DU CAUCUS DU PARTI VERT	

Provide salary and an expense allowance for the Leader. Provide secretarial and other assistance incidental to the performance of duties of the members.

Fournir un traitement et une indemnité pour dépenses au chef. Fournir de l'aide en matière de secrétariat et d'autre aide relativement à l'exercice des fonctions des députés.

| Leader | 250 | | Chef | 250 |
| Program for Members | 108 | | Programme pour les députés | 108 |

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICES OF LEADERS AND MEMBERS OF REGISTERED POLITICAL PARTIES (continued)		BUREAUX DES CHEFS ET DES MEMBRES DES PARTIS POLITIQUES ENREGISTRÉS (suite)
MEMBER OF FREDERICTON WEST-HANWELL	25	DÉPUTÉ DE FREDERICTON-OUEST-HANWELL
Provide secretarial and other assistance incidental to the performance of duties of the member.		Fournier des services de secrétariat et de l'aide liée à l'exercice des fonctions de député.
TOTAL	2,054	TOTAL
Less amounts authorized by law	77	Moins crédits autorisés par la loi
TO BE VOTED	1,977	À VOTER

ELECTIONS NEW BRUNSWICK		ÉLECTIONS NOUVEAU-BRUNSWICK

PROGRAM OBJECTIVES

Elections New Brunswick is a non partisan office headed by the Chief Electoral Officer. Its mandate is:

– to supervise and administer the conduct of all provincial, municipal, rural community, district education council and regional health authority elections, plebiscites and referendums held in the province; and

– to administer and monitor compliance with the *Elections Act, Municipal Elections Act,* and *Political Process Financing Act* by election officers, candidates, registered political parties, registered district associations, official agents, and third parties.

OBJECTIFS DU PROGRAMME

Élections Nouveau-Brunswick est un bureau non partisan dirigé par le directeur général des élections. Son mandat est :

– de superviser et d'administrer le déroulement de toutes les élections provinciales, municipales, de communautés rurales, de conseils d'éducation de district, de régies régionales de la santé, de plébiscites et de référendums tenus dans la province; et

– d'administrer et de surveiller la conformité avec la *Loi électorale ,* la *Loi sur les élections municipales ,* et la *Loi sur le financement de l'activité politique* par les membres du personnel électoral, les candidats, les partis politiques enregistrés, les associations de circonscription enregistrées, les agents officiels, et les tiers.

PROGRAM COMPONENTS

GENERAL OPERATIONS   18,057

To fulfill the mandate of Elections New Brunswick.

ÉLÉMENTS DU PROGRAMME

FONCTIONNEMENT GÉNÉRAL

Pour remplir le mandat d'Élections Nouveau-Brunswick.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ELECTIONS NEW BRUNSWICK (continued)   ÉLECTIONS NOUVEAU-BRUNSWICK (suite)

| LEGISLATIVE PAYMENTS TO REGISTERED POLITICAL PARTIES | 668 | PAIEMENTS LÉGISLATIFS AUX PARTIS POLITIQUES ENREGISTRÉS |

To support the activities of registered political parties and reimburse the audit fees associated with their annual financial returns.

Pour soutenir les activités des partis politiques enregistrés et rembourser les honoraires de vérification associés à leurs rapports financiers annuels.

| TOTAL | 18,725 | TOTAL |
| TO BE VOTED | 18,725 | À VOTER |

OFFICE OF THE OMBUD   BUREAU DE L'OMBUD

PROGRAM OBJECTIVES   **OBJECTIFS DU PROGRAMME**

To investigate complaints under the *Ombud Act* against government departments, Crown corporations, municipalities, school districts or regional health authorities.

Mener des enquêtes conformément à la *Loi sur L'Ombud* relativement aux plaintes déposées contre les Ministères, les sociétés de la Couronne, les municipalités, les districts scolaires ou les réseaux de la santé.

To administer the *Right to Information and Protection of Privacy Act* and the *Personal Health Information Privacy and Access Act* for the Province of New Brunswick, including to inform the public about the legislation, to receive inquiries and provide assistance, to provide an independent review and resolution of complaints in matters of requests for access and matters of breach of privacy, to conduct investigations, to promote best practices, to conduct audits, and to make recommendations.

Appliquer au nom de la province la *Loi sur le droit à l'information et la protection de la vie privée* et la *Loi sur l'accès et la protection en matière de renseignements personnels sur la santé*, y compris renseigner le public au sujet des lois, recevoir les demandes de renseignements, fournir de l'aide, assurer l'exercice de recours indépendant, arriver à un règlement des plaintes ayant trait aux demandes de communication et aux atteintes à la vie privée, procéder à des enquêtes, promouvoir les meilleures pratiques, procéder à des vérifications et formuler des recommandations.

To investigate disclosure of wrongdoing under the *Public Interest Disclosure Act.*

Mener des enquêtes relatives à la divulgation d'actes répréhensibles conformément à la *Loi sur les divulgations faites dans l'intérêt public.*

To investigate appointments made due to favoritism under the *Civil Service Act.*

Mener des enquêtes relatives aux nominations faite par favoritisme conformément à la *Loi sur la Fonction publique.*

To review decisions from the Provincial Archivist pursuant to the *Archives Act.*

Revoir les décisions de l'archiviste provincial conformément à la *Loi sur les archives.*

| TOTAL | 2,848 | TOTAL |
| TO BE VOTED | 2,848 | À VOTER |

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE CHILD, YOUTH AND SENIOR ADVOCATE

PROGRAM OBJECTIVES

To advocate for the rights and interests of children, youths, seniors and adults under protection generally and to ensure that the views of children, youths, seniors and adults under protection are heard and considered.

To ensure that children, youths, seniors and adults under protection have access to the services to which they are entitled and that their complaints respecting such services receive appropriate attention.

To provide information and advice about the availability, effectiveness, responsiveness and relevance of government assistance to and benefits for children, youths, seniors and adults under protection.

BUREAU DU DÉFENSEUR DES ENFANTS, DES JEUNES ET DES AÎNÉS

OBJECTIFS DU PROGRAMME

Défendre les droits et les intérêts des enfants, des jeunes, des aînés et des adultes sous protection, de façon générale, et s’assurer que les opinions des enfants, des jeunes, des aînés et des adultes sous protection sont entendues et prises en considération.

Veiller à ce que les enfants, les jeunes, les aînés et les adultes sous protection aient accès aux services auxquels ils ont droit et que leurs plaintes à l’égard de ces services reçoivent l’attention voulue.

Fournir de l’information et des conseils au sujet de l’accessibilité, de l’efficacité, de la souplesse et de la pertinence de l’aide et des avantages qu’assure le gouvernement aux enfants, aux jeunes, aux aînés et aux adultes sous protection.

TOTAL	2,127	TOTAL
TO BE VOTED	2,127	À VOTER

OFFICE OF THE COMMISSIONER OF OFFICIAL LANGUAGES

PROGRAM OBJECTIVES

To investigate, report on and make recommendations with regard to compliance with the *Official Languages Act,* and to promote the advancement of both official languages in the Province of New Brunswick.

COMMISSARIAT AUX LANGUES OFFICIELLES

OBJECTIFS DU PROGRAMME

Mener des enquêtes, produire des rapports et formuler des recommendations relativement à la conformité à la *Loi sur les langues officielles,* et promouvoir l'avancement des deux langues officielles au Nouveau-Brunswick.

TOTAL	840	TOTAL
TO BE VOTED	840	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE CONSUMER ADVOCATE FOR INSURANCE	BUREAU DU DÉFENSEUR DU CONSOMMATEUR EN MATIÈRE D'ASSURANCES

PROGRAM OBJECTIVES

To examine the underwriting practices and guidelines of insurers, brokers and agents, and report the use of any prohibited underwriting practices to the Superintendent; to conduct investigations in relation to insurers, brokers and agents concerning the premiums charged for contracts of insurance and the availability of contracts of insurance; to respond to requests for information with respect to insurance; to develop and conduct educational programs and carry out insurance related tasks or investigations as directed by the Legislative Assembly.

OBJECTIFS DU PROGRAMME

Passer en revue les lignes directrices et les pratiques de souscription des assureurs, des courtiers et des agents et faire rapport de toute pratique interdite de souscription au surintendant; procéder à des enquêtes sur les assureurs, courtiers et agents concernant les primes facturées pour les contrats d'assurances et la disponibilité des contrats d'assurances; répondre aux demandes de renseignements concernant les assurances; élaborer et diriger des programmes d'éducation et accomplir toute autre tâche ou enquête concernant les assurances qui lui est prescrite par l'Assemblée législative.

TOTAL	680	TOTAL
TO BE VOTED	680	À VOTER

OFFICE OF THE INTEGRITY COMMISSIONER	BUREAU DU COMMISSAIRE À L'INTÉGRITÉ

PROGRAM OBJECTIVES

The Office is responsible for:

- administering the *Members' Conflict of Interest Act* as it applies to members and former members of the Legislative Assembly and members and former members of the Executive Council;

- administering the *Lobbyists' Registration Act* to ensure transparency and accountability in the lobbying of public office holders; and

- administering the *Conflict of Interest Act* as it applies to executive staff members, Deputy Ministers and heads of Crown corporations.

OBJECTIFS DU PROGRAMME

Le bureau a les responsabilités suivantes :

- appliquer la *Loi sur les conflits d'intérêts des membres*, laquelle vise les membres actuels et les anciens membres de l'Assemblée législative et du Conseil exécutif;

- appliquer la *Loi sur l'inscription des lobbyistes* afin d'assurer la transparence et la reddition de comptes dans les activités de lobbyisme auprès des titulaires de charge publique; et

- appliquer la *Loi sur les conflits d'intérêts*, laquelle vise les adjoints ministériels, les sous-ministres et les présidents de sociétés de la Couronne.

TOTAL	352	TOTAL
TO BE VOTED	352	À VOTER
TOTAL - LEGISLATIVE ASSEMBLY	47,336	TOTAL - ASSEMBLÉE LÉGISLATIVE

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
9,006	9,006	Administration / Administration……………………………………	9,022
93,091	97,065	Natural Resources / Ressources naturelles……………………	107,020
17,476	63,176	Energy and Mines / Énergie et mines…………………………	91,007
3,157	3,157	Land Management / Aménagement des terres............................	3,166
122,730	172,404	TOTAL - Gross Ordinary / Compte brute ordinaire……………	210,215

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION		ADMINISTRATION

PROGRAM OBJECTIVES

To provide management and administrative support for programs and activities of the Department of Natural Resources and Energy Development and the Department of Agriculture, Aquaculture and Fisheries.

OBJECTIFS DU PROGRAMME

Fournir un soutien de gestion et d'administration en ce qui concerne les programmes et activités du ministère des Ressources naturelles et Développement de l'énergie et du ministère de l'Agriculture, aquaculture et pêches.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

EXECUTIVE ADMINISTRATION	950	ADMINISTRATION GÉNÉRALE

Provide executive management and strategic policy direction.

Assurer une gestion supérieure et une orientation stratégique.

CORPORATE SERVICES	8,072	SERVICES GÉNÉRAUX

Provide support in the areas of finance, accounting, human resources, information systems, facilities management, policy and planning.

Assurer un soutien dans les domaines de la finance, comptabilité, ressources humaines, systèmes d'information, la gestion des installations, de politiques et planification.

TOTAL	9,022	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

NATURAL RESOURCES			RESSOURCES NATURELLES	
PROGRAM OBJECTIVES			**OBJECTIFS DU PROGRAMME**	
To support, manage and protect the forest and fish and wildlife of New Brunswick.			Soutenir, gérer et protéger les forêts et les peuplements de poisson et de faune du Nouveau-Brunswick.	
PROGRAM COMPONENTS			**ÉLÉMENTS DU PROGRAMME**	
FOREST MANAGEMENT		66,370	AMÉNAGEMENT FORESTIER	
Support and manage provincial timber resources and facilitate silviculture activities on both Crown and private land.			Soutenir et gérer les ressources en bois de la province et faciliter les activités de sylviculture sur les terres de la Couronne et les terres privées.	
Forest Management Activities	44,147		Activités d'aménagement forestier	44 147
First Nations Royalties	2,800		Redevances - Premières Nations	2 800
Crown License Operations	19,423		Activités liées aux permis de coupe	19 423
FOREST PROTECTION		19,409	PROTECTION DES FORÊTS	
Protect the timber resource from fire, insect and disease.			Protéger les ressources en bois contre les incendies, les insectes et les maladies.	
FISH AND WILDLIFE MANAGEMENT		4,131	AMÉNAGEMENT DES PEUPLEMENTS DE POISSONS ET DE FAUNE	
Maintain fish and wildlife populations. Manage hunting, trapping and angling activities.			Maintenir les peuplements de poissons et de faune. Gérer les activités de chasse, de piégeage et de pêche à la ligne.	
REGIONAL OPERATIONS		17,110	OPÉRATIONS RÉGIONALES	
Operational program delivery in the regions and districts.			Prestation des programmes opérationnels dans les régions et les districts.	
TOTAL		107,020	TOTAL	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ENERGY AND MINES		ÉNERGIE ET MINES

PROGRAM OBJECTIVES

Development and management of energy and mineral resources of the province.

PROGRAM COMPONENTS

ENERGY	64,707	ÉNERGIE

Provide support in the area of energy efficiency and sustainability, electricity, and petroleum and natural gas.

| ENERGY EFFICIENCY FUND | 11,300 | FONDS D'EFFICACITÉ ÉNERGÉTIQUE |

Provide support for the development and delivery of energy efficiency and energy conservation programs and initiatives for non-electric fuel types, low-income individuals and families, First Nations, and not-for-profit organizations.

| RESOURCE EXPLORATION, DEVELOPMENT AND MANAGEMENT | 15,000 | EXPLORATION, MISE EN VALEUR ET GESTION DES RESSOURCES |

Provide support in the area of geology, exploration and resource development, promotion and related information services.

| TOTAL | 91,007 | TOTAL |

OBJECTIFS DU PROGRAMME

Développement et gestion des ressources énergétiques et minérales de la province.

ÉLÉMENTS DU PROGRAMME

Fournir un soutien dans les domaines de l'efficacité et la durabilité énergétiques, l'électricité ainsi que le pétrole et le gaz naturel.

Soutenir l'élaboration et la prestation de programmes et d'initiatives d'efficacité énergétique et de conservation de l'énergie pour les types de combustibles non électriques, les personnes et les familles à faible revenu, les Premières nations et les organismes sans but lucratif.

Fournir un soutien dans les domaines de géologie, exploration et développement des ressources, promotion et services d'information reliés.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LAND MANAGEMENT		AMÉNAGEMENT DES TERRES

PROGRAM OBJECTIVES

To ensure the effective management of Crown Lands and natural areas.

OBJECTIFS DU PROGRAMME

Assurer l'aménagement efficace des terres de la Couronne et des aires naturelles.

PROGRAM COMPONENT

CROWN LAND MANAGEMENT

Manage the province's Crown land resource, natural areas and parks.

ÉLÉMENT DU PROGRAMME

GESTION DES TERRES DE LA COURONNE

Gérer les ressources des terres de la Couronne du gouvernement provincial, les espaces naturels, et les parcs.

TOTAL	3,166	TOTAL
TOTAL - DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT	210,215	TOTAL - MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
Less amounts authorized by law	54	Moins crédits autorisés par la loi
TO BE VOTED	210,161	À VOTER

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
0	0	Capital Improvements / Améliorations des biens immobiliers…………………………………….……………	12,950
250	0	Mine Infrastructure / Infrastructure minière……………………	5,830
791	350	Musquash Watershed Infrastructure - Capital Improvements / Bassin hydrographique Musquash - Améliorations des biens immobiliers…………………………………….……………	10,013
4,930	4,930	Sentier NB Trail Intrastructure / Infrastructure du Sentier NB Trail…………………………….……………	3,600
5,971	5,280	TOTAL…………………...………………………………	32,393

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
1,525	1,525	Wildlife Trust Fund / Fonds en fiducie pour la faune………….	1,525
0	564	Recoverable Projects / Projets à frais recouvrables…………….	0
1,700	1,700	Trail Management Trust Fund / Fonds en fiducie pour la gestion des sentiers……………………………………………….	1,700
0	0	Private Woodlot Sustainability Fund / Fonds de durabilité des boisés privés……………………………………………….	3,900
3,225	3,789	TOTAL………………....………………………………	7,125

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
NEW BRUNSWICK HOUSING CORPORATION / SOCIÉTÉ D'HABITATION DU NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
2,000	2,000	Corporate and Other Services / Services généraux et autres	3,765
123,466	130,258	Housing Program Delivery / Livraison de programme de logement	130,461
0	0	Housing Facilities / Infrastructure de logement	59,356
1,935	1,935	Tenant and Landlord Relations Office / Services des relations entre locataires et propiétaires	2,759
127,401	134,193	TOTAL - Gross Ordinary / Compte brute ordinaire	196,341

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
NEW BRUNSWICK HOUSING CORPORATION / SOCIÉTÉ D'HABITATION DU NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER SERVICES		SERVICES GÉNÉRAUX ET AUTRES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide strategic leadership and support including planning, design, and monitoring of departmental programs.		Fournir une direction stratégique et un soutien comprenant la planification, la conception et la gestion de la qualité aux programmes ministériels.
TOTAL	3,765	TOTAL

HOUSING PROGRAM DELIVERY		LIVRAISON DE PROGRAMME DE LOGEMENT
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To assist households in need to obtain affordable, suitable and adequate housing through several programs such as subsidized rental assistance, repair assistance to rehabilitate or improve their dwellings and provide financial assistance to existing homeowner clients.		Aider les ménages dans le besoin à accéder à un logement adéquat, convenable et abordable au travers de plusieurs programmes comme l'aide au logement subventionnée, l'aide aux réparations afin de remettre en état ou à améliorer leur logement et fournir de l'aide financière aux clients propriétaires.
TOTAL	130,461	TOTAL

HOUSING FACILITES		INFRASTRUCTURE DE LOGEMENT
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide construction, modernization and building management for public housing and property development services to support various affordable housing initiatives.		Fournir des services de construction, de modernisation et de gestion de bâtiments pour les logements publics et des services de développement de propriétés pour soutenir diverses initiatives de logements abordables.
TOTAL	59,356	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
NEW BRUNSWICK HOUSING CORPORATION / SOCIÉTÉ D'HABITATION DU NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

TENANT AND LANDLORD RELATIONS OFFICE		SERVICES DES RELATIONS ENTRE LOCATAIRES ET PROPRIÉTAIRES

PROGRAM OBJECTIVES

To assist tenants and landlords in resolving issues, providing education and information regarding rights and responsibilities, ensuring compliance under the *Residential Tenancies Act* and leases, and mangement of security deposits.

OBJECTIFS DU PROGRAMME

Aider les locataires et les propriétaires à résoudre les problèmes, fournir des informations sur les droits et les responsabilités, assurer le respect de la *loi sur la location de locaux d'habitation* et des baux, et gérer les dépôts de garantie.

TOTAL	2,759	TOTAL
TOTAL - NEW BRUNSWICK HOUSING CORPORATION	196,341	TOTAL - SOCIÉTÉ D'HABITATION DU NOUVEAU-BRUNSWICK
TO BE VOTED	196,341	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
NEW BRUNSWICK HOUSING CORPORATION / SOCIÉTÉ D'HABITATION DU NOUVEAU-BRUNSWICK
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
33,000	5,000	Public Housing - Capital Construction / Logements publics - Installations permanentes……………………………………	33,000
5,000	5,000	Public Housing - Capital Maintenance / Logements publics - Entretien……………………………………….………………	5,000
38,000	10,000	TOTAL………………………………………………………………	38,000

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
NEW BRUNSWICK HOUSING CORPORATION / SOCIÉTÉ D'HABITATION DU NOUVEAU-BRUNSWICK
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
6,200	6,200	CMHC Funding Account / Compte de financement de la SCHL……………………………………………………………	4,450
6,200	6,200	TOTAL……………………...……………………………………	4,450

LOANS AND ADVANCES / PRÊTS ET AVANCES

		PROGRAM / PROGRAMME	
3,224	3,224	Housing / Habitation……………………………..……………	3,224
3,224	3,224	TO BE VOTED / À VOTER………………………………………	3,224

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
OFFICE OF THE PREMIER / CABINET DU PREMIER MINISTRE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
1,727	1,627	Administration / Administration…………………………………	1,734
1,727	1,627	TOTAL - Gross Ordinary / Compte brute ordinaire……………	1,734

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OFFICE OF THE PREMIER / CABINET DU PREMIER MINISTRE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION

ADMINISTRATION

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

To provide administrative support for the
operation of the Office of the Premier.

Assurer le soutien administratif nécessaire au
fonctionnement du Cabinet du premier ministre.

TOTAL	1,734
TOTAL - OFFICE OF THE PREMIER	1,734
Less amounts authorized by law	81
TO BE VOTED	1,653

TOTAL

TOTAL - CABINET DU PREMIER MINISTRE

Moins crédits autorisés par la loi

À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
16,027	15,805	Administration and Business Development Services / Administration et Services de développement des entreprises…..	16,549
25,000	16,076	Financial Assistance / Aide financière………………………….	25,000
5,000	4,882	Strategic Investments - Productivity / Global competitiveness / Investissements stratégiques - Productivité / Compétitivité mondiale………………………….	5,000
46,027	36,763	TOTAL - Gross Ordinary / Compte brute ordinaire……………	46,549

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION AND BUSINESS DEVELOPMENT SERVICES		ADMINISTRATION ET SERVICES DE DÉVELOPPEMENT DES ENTREPRISES

PROGRAM OBJECTIVES

To provide overall direction and administration to the organization.

To lead and facilitate the execution of high growth opportunities that will accelerate private sector growth and job creation through: the pursuit of strategic and viable opportunities; the promotion of New Brunswick opportunities outside the province; the development of strategic markets; the delivery of business development services; the development of targeted economic sectors; the support of business productivity, growth, capacity, and sustainability.

OBJECTIFS DU PROGRAMME

Assurer la direction et l'administration générales de l'organisation.

Diriger et faciliter la mise en œuvre des possibilités à forte croissance destinées à accélérer la croissance du secteur privé et la création d'emplois : rechercher des possibilités stratégiques et viables; promouvoir les possibilités du Nouveau-Brunswick à l'extérieur de la province; développer des marchés stratégiques; offrir des services de développement des affaires; développer des secteurs économiques précis; favoriser la productivité des entreprises, leur croissance, leur capacité et leur viabilité.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

ADMINISTRATION	6,919	ADMINISTRATION

To provide executive and strategic direction to the organization.

To provide support services in the area of administration, planning, communication, human resources, finance and information technology.

Assurer l'orientation stratégique et la direction administrative de l'organisation.

Offrir des services de soutien dans les domaines suivants : l'administration, la planification, la communication, les ressources humaines, la finance, la technologie de l'information.

BUSINESS DEVELOPMENT SERVICES	9,630	SERVICES DE DÉVELOPPEMENT DES ENTREPRISES

To provide support for small business development, as well as, strategic, high-growth trade and export development and investment attraction services.

Soutenir le développement des petites entreprises, ainsi que les services stratégiques d'échanges commerciaux à forte croissance, d'expansion des exportations et d'attraction des investissements.

TOTAL	16,549	TOTAL

FINANCIAL ASSISTANCE		AIDE FINANCIÈRE

PROGRAM OBJECTIVES

To provide financial assistance solutions tailored to the needs of clients.

OBJECTIFS DU PROGRAMME

Proposer des solutions d'aide financière adaptées aux besoins des clients.

TOTAL	25,000	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

STRATEGIC INVESTMENTS - PRODUCTIVITY / GLOBAL COMPETITIVENESS		INVESTISSEMENTS STRATÉGIQUES - PRODUCTIVITÉ / COMPÉTITIVITÉ MONDIALE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide strategic investments in productivity improvements aimed at strengthening competitiveness of New Brunswick companies.		Fournir des investissements stratégiques destinés à améliorer la productivité afin de renforcer la compétitivité des entreprises du Nouveau-Brunswick.
TOTAL	5,000	TOTAL
TOTAL - OPPORTUNITIES NEW BRUNSWICK	46,549	TOTAL - OPPORTUNITÉS NOUVEAU-BRUNSWICK
TO BE VOTED	46,549	À VOTER

COMPARATIVE STATEMENT OF LOANS AND ADVANCES / ÉTAT COMPARATIF DES PRÊTS ET AVANCES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK

(In thousands of dollars / En milliers de dollars)

50,000	50,000	Financial Assistance to Industry / Aide financière à l'industrie…………………………………	50,000
50,000	50,000	TO BE VOTED / À VOTER………...………………………	50,000

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
416,192	418,126	Consolidated Entities / Entités consolidées……………………	449,404
642	642	Council of Atlantic Premiers / Conseil des premiers ministres de l'Atlantique………………………………………	642
2,834	2,834	Economic and Social Inclusion Corporation / Société de l'inclusion économique et sociale………………………………	2,856
691	651	Labour and Employment Board / Commission du travail et de l'emploi…………………………………………………………	749
687	787	New Brunswick Police Commission / Commission de police du Nouveau-Brunswick………………………………	688
484	484	New Brunswick Women's Council / Conseil des femmes du Nouveau-Brunswick………………………………………	485
335	335	Premier's Council on Disabilities / Conseil du Premier ministre pour les personnes handicapées………………………	336
421,865	423,859	TOTAL - Gross Ordinary / Compte brute ordinaire………….	455,160

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CONSOLIDATED ENTITIES		ENTITÉS CONSOLIDÉES

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

To include the expenditure activities of organizations that are part of the Provincial Reporting Entity. The amounts represent activities funded by third-party sources and are not contained elsewhere within the respective departmental budgets.

Inclure les dépenses d'organisations faisant partie de l'entité comptable provinciale. Les montants représentent les activités financées par des sources tierces et ne figurent pas ailleurs dans les budgets des ministères respectifs.

Consolidated Entities (Consolidated Financial Statements Schedule 26)

Entités consolidées (États financiers consolidés, Tableau 26)

EM/ANB Inc.	EM/ANB Inc.
Atlantic Education International Inc.	Atlantic Education International Inc.
Collège communautaire du Nouveau-Brunswick	Collège communautaire du Nouveau-Brunswick
	Commission des services financiers et des services aux consommateurs
Financial and Consumer Services Commission	
Forest Protection Limited	Forest Protection Limited
Kings Landing Corporation	Société de Kings Landing
New Brunswick Agricultural Insurance Commission	Commission de l'assurance agricole du Nouveau-Brunswick
New Brunswick Community College	New Brunswick Community College
New Brunswick Credit Union Deposit Insurance Corporation	Société d'assurance-dépôts des caisses populaires du Nouveau-Brunswick
New Brunswick Energy and Utilities Board	Commission de l'énergie et des services publics du Nouveau-Brunswick
New Brunswick Health Council	Conseil de la santé du Nouveau-Brunswick
New Brunswick Immigrant Investor Fund	Fonds des investisseurs immigrants du Nouveau-Brunswick
New Brunswick Legal Aid Services Commission	Commission des services d'aide juridique du Nouveau-Brunswick
New Brunswick Lotteries and Gaming Corporation	Société des loteries et des jeux du Nouveau-Brunswick
Nursing Homes	Foyers de soins
Recycle New Brunswick	Recycle Nouveau-Brunswick
Regional Health Authorities	Régies régionales de la santé
Research and Productivity Council	Conseil de la recherche et de la productivité
Service New Brunswick	Service Nouveau-Brunswick

TOTAL	449,404	TOTAL
Less amounts authorized by law	449,404	Moins crédits autorisés par la loi
TO BE VOTED	0	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COUNCIL OF ATLANTIC PREMIERS		CONSEIL DES PREMIERS MINISTRES DE L'ATLANTIQUE

PROGRAM OBJECTIVES

To provide for New Brunswick's share of the operating cost of the Council of Atlantic Premiers.

Funding for the Council's activities is based upon a per capita formula for the Council of Atlantic Ministers of Education and Training, Atlantic Provinces Community College Consortium and the Council of Atlantic Premiers Secretariat.

OBJECTIFS DU PROGRAMME

Assurer la contribution du Nouveau-Brunswick aux frais de fonctionnement du Conseil des premiers ministres de l'Atlantique.

La financement des activités du Conseil est basé sur une formule de calcul par habitant, pour le Conseil des ministres de l'Education et de la Formation des provinces de l'Atlantique, le Consortium des collèges communautaires de l'Atlantique et le Secrétariat du conseil des premiers ministres de l'Atlantique.

TOTAL	642	TOTAL
TO BE VOTED	642	À VOTER

ECONOMIC AND SOCIAL INCLUSION CORPORATION		SOCIÉTÉ DE L'INCLUSION ÉCONOMIQUE ET SOCIALE

PROGRAM OBJECTIVES

To oversee the implementation, policy development and evaluation of the Provincial Poverty Reduction Plan. To coordinate and support the community inclusion networks in the development of their local plans as well as to manage the Economic and Social Inclusion Fund in support of local plan implementation.

OBJECTIFS DU PROGRAMME

Assurer la mise en oeuvre, l'élaboration des politiques et l'évaluation du plan provincial de réduction de la pauvreté. Coordonner et appuyer les réseaux d'inclusion communautaires dans l'élaboration de leurs plans locaux respectifs ainsi que gérer le Fonds de l'inclusion économique et sociale qui appuye la mise en oeuvre des plans locaux.

TOTAL	2,856	TOTAL
TO BE VOTED	2,856	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LABOUR AND EMPLOYMENT BOARD		COMMISSION DU TRAVAIL ET DE L'EMPLOI

PROGRAM OBJECTIVES

To foster, promote and enhance harmonious employer-employee and labour-management relationships through the administration of the *Labour and Employment Board Act* and related statutes and regulations such as the *Industrial Relations Act, Public Service Labour Relations Act, Employment Standards Act, Pension Benefits Act, Fisheries Bargaining Act* and *Essential Services in Nursing Homes Act.* To act, upon referral, as a Board of Inquiry under the *Human Rights Act* , and to appoint adjudicators/arbitrators under the *Public Interest Disclosure Act* and *Pay Equity Act, 2009.*

OBJECTIFS DU PROGRAMME

Encourager, promouvoir et favoriser des relations de travail harmonieuses entre employeur et employé en administrant la *Loi sur la Commission du travail et de l'emploi* de même que les règlements et textes législatifs connexes comme la *Loi sur les relations industrielles,* la *Loi relative aux relations de travail dans les services publics,* la *Loi sur les normes d'emploi,* la *Loi sur les prestations de pensions,* la *Loi sur les négociations dans l'industrie de la pêche* et la *Loi sur les services essentiels dans les foyers de soins.* Agir, sur les questions qui lui sont acheminées, en tant que Commission d'enquête en vertu de la *Loi des droits de la personne* ; et nommer les juges/arbitres en vertu de la *Loi sur les divulgations faites dans l'intérêt public* et la *Loi de 2009 sur l'équité salariale.*

TOTAL	749	TOTAL
TO BE VOTED	749	À VOTER

- 116 -

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

NEW BRUNSWICK POLICE COMMISSION

PROGRAM OBJECTIVES

The investigation and determination of complaints by any person relating to the conduct of a member of a municipal or regional police force.

The ensuring of consistency in disciplinary dispositions through maintenance of a repository of disciplinary and corrective measures taken in response to *Police Act* violations.

The investigation and determination of any matter relating to any aspect of policing in any area of the Province, either on its own motion, or at the direction of the Minister of Public Safety.

The determination whether the Province is discharging its obligation to maintain an adequate level of policing.

COMMISSION DE POLICE DU NOUVEAU-BRUNSWICK

OBJECTIFS DU PROGRAMME

Mener des enquêtes et se prononcer au sujet des plaintes formulées par toute personne à l'égard de la conduite d'un membre d'un service de police municipal ou régional.

Assurer la cohérence des décisions disciplinaires en tenant un répertoire des mesures disciplinaires et correctives prises à la suite de violations de la *Loi sur la police* .

De son propre gré ou à la demande du Ministère de la Sécurité publique, mener des enquêtes et se prononcer au sujet de toute question touchant à tout aspect du travail policier dans toute région de la province.

Déterminer si le gouvernement provincial s’acquitte de son obligation de maintenir des services de police suffisants.

TOTAL	688	TOTAL
TO BE VOTED	688	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

NEW BRUNSWICK WOMEN'S COUNCIL		CONSEIL DES FEMMES DU NOUVEAU-BRUNSWICK

PROGRAM OBJECTIVES

To be an independent body that provides advice to the Minister on matters of importance to women and their substantive equality;

To bring to the attention of government and the public issues of interest and concern to women and their substantive equality;

To include and engage women of diverse identities, experiences and communities, women's groups and society in general;

To be strategic and provide advice on emerging and future issues; and

To represent New Brunswick women.

OBJECTIFS DU PROGRAMME

Être un organisme indépendant qui fournit au ministre des conseils sur les questions qui revêtent une importance pour les femmes et qui concernent leur égalité réelle;

Attirer l'attention du gouvernement et du public sur les questions qui intéressent et préoccupent les femmes et qui concernent leur égalité réelle;

Inclure et mobiliser les femmes d'identités, d'expériences et de communautés diverses, les groupes de femmes et la société en général;

Agir de façon stratégique et fournir des conseils sur les questions d'actualité et d'avenir; et

Représenter les femmes du Nouveau-Brunswick.

TOTAL	485	TOTAL
TO BE VOTED	485	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PREMIER'S COUNCIL ON DISABILITIES		CONSEIL DU PREMIER MINISTRE POUR LES PERSONNES HANDICAPÉES

PROGRAM OBJECTIVES — **OBJECTIFS DU PROGRAMME**

To advise the Premier on matters relating to the status of persons with disabilities.

Conseiller le premier ministre sur les questions concernant la situation des personnes ayant des handicaps.

To bring before the government and the public matters of interest and concern to persons with disabilities.

Attirer l'attention du gouvernement et du public sur des questions d'intérêt pour les personnes ayant des handicaps.

To promote the implementation of the recommendations of the Disability Action Plan.

Faire la promotion de la mise en œuvre des recommandations du Plan d'action sur les questions touchant les personnes handicapées.

To provide information to the public about services and resources available to persons with disabilities.

Informer le public des services et ressources disponibles pour les personnes handicapées.

TOTAL	336	TOTAL
TO BE VOTED	336	À VOTER
TOTAL - OTHER AGENCIES	455,160	TOTAL - AUTRES ORGANISMES

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL**
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
12,791	13,257	Labour and Strategic Services / Travail et services stratégiques…………………..……………………..……	14,888
505,865	494,035	Post-Secondary Education / Éducation postsecondaire……….	534,202
122,668	176,476	WorkingNB / TravailNB……………………..……………	150,835
18,778	18,469	New Brunswick Public Library Service / Service des bibliothèques publiques du Nouveau-Brunswick………………	18,956
8,849	11,369	Apprenticeship and Occupational Certification / Apprentissage et Certification professionnelle…………………	17,373
11,071	10,382	Immigration / Immigration……………………………………	14,005
680,022	723,988	TOTAL - Gross Ordinary / Compte brut ordinaire…………..	750,259

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LABOUR AND STRATEGIC SERVICES		TRAVAIL ET SERVICES STRATÉGIQUES

PROGRAM OBJECTIVES

Provide services to the public through the administration of various acts and regulations for which the Department is responsible. Support the Department through policy, ensuring consistency with government priorities and activities; research and analysis, including labour market information and program evaluations; labour market forecasts; environmental scans; and legislative and regulatory services. Provide corporate services for the delivery of programs by the operational branches of the Department.

OBJECTIFS DU PROGRAMME

Fournir des services au public en appliquant une diversité de règlements et de lois qui relèvent du ministère. Soutenir le Ministère en assumant les fonctions suivantes: élaboration de politiques qui cadrent avec les priorités et les activités du gouvernement; recherche et analyse, dont l'information sur le marché du travail et l'évaluation de programmes; prévisions du marché du travail; l'analyse de l'environnement et les services législatifs et de réglementation. Fournir des services généraux permettant aux directions opérationnelles d'offrir les programmes.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

CORPORATE SERVICES	3,398	SERVICES GÉNÉRAUX

Provide departmental support services in the areas of executive management, strategic planning, finance, internal audit, human resources, administration, facilities, procurement, information technology, departmental coordination and performance excellence.

Fournir des services de soutien ministériel dans les domaines suivants : direction supérieure, la planification stratégique, finances, vérification interne, ressources humaines, administration, installations, approvisionnement, technologie de l'information, coordination au niveau du Ministère et excellence du rendement.

WORKPLACE SERVICES	1,836	SERVICES EN MILIEU DE TRAVAIL

Provide dispute resolution services, mediation and conciliation services and promotion of labour-management dialogue pursuant to the *Industrial Relations Act.*

Offrir des services de règlement de conflits, de médiation et de conciliation, et faire la promotion d'un dialogue entre les employés et les employeurs, conformément à la *Loi sur les relations industrielles.*

Provide assurance of minimum standards in working conditions pursuant to the *Employment Standards Act.*

Garantir le respect des normes minimales en matière de conditions de travail conformément à la *Loi sur les normes d'emploi.*

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LABOUR AND STRATEGIC SERVICES (continued)		TRAVAIL ET SERVICES STRATÉGIQUES (suite)
ADVOCATE SERVICES (WORKERS' ADVOCATE AND EMPLOYERS' ADVOCATE)	1,849	SERVICES DES DÉFENSEURS (DÉFENSEURS DES DROITS DES TRAVAILLEURS ET DÉFENSEURS DES DROITS DES EMPLOYEURS)

Mandated under the *Workers' Compensation Act* to help injured workers and employers on matters related to claims for workers' compensation. Advocates assist by providing information, advice, and representation at appeal hearings at the Workers' Compensation Appeals Tribunal.

A pour mandat, en vertu de la *Loi sur les accidents du travail*, d'aider les travailleurs blessés et les employeurs sur les questions liées aux demandes d'indemnisation des accidents du travail. Les défenseurs aident en fournissant de l'information, des conseils et une représentation lors des audiences d'appel devant le Tribunal d'appel des accidents du travail.

WORKERS' COMPENSATION APPEALS TRIBUNAL	2,329	TRIBUNAL D'APPEL DES ACCIDENTS AU TRAVAIL

Responsible, under a number of Acts, to hear and resolve individual appeals of decisions rendered by WorkSafeNB with respect to workers' compensation and to provide these decisions on appeals in a timely, fair, consistent and impartial manner. Reports administratively to the Minister through the Assistant Deputy Minister of the Labour and Strategic Services Division.

Le Tribunal d'appel des accidents au travail est chargé, en vertu d'un certain nombre de lois, de siéger aux appels de décisions rendues par Travail sécuritaire NB relatives à l'indemnisation des accidents au travail, de résoudre ceux-ci, puis de rendre une décision en temps opportun et de façon juste, cohérente et impartiale. Noter que le Tribunal d'appel des accidents au travail relève, sur le plan administratif, du ministre par entremise du sous-ministre adjoint de la Division du Travail et des Services stratégiques.

POLICY, RESEARCH AND LABOUR MARKET ANALYSIS	3,674	POLITIQUE, RECHERCHE ET ANALYSE DU MARCHÉ DE TRAVAIL

Provide services and expertise to the Department in the areas of policy development, legislative development and federal-provincial relations.

Fournir des services et expertise au Ministère dans le domaine de l'élaboration de politiques, développement législatif et les relations fédérale-provinciale.

Provide labour market research, analysis, economic forecasting and program evaluation services to the Department.

Fournir des services de recherche, d'analyse, de prévisions économiques et d'évaluation des programmes au ministère.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LABOUR AND STRATEGIC SERVICES (continued)		TRAVAIL ET SERVICES STRATÉGIQUES (suite)
HUMAN RIGHTS COMMISSION	1,802	COMMISSION DES DROITS DE LA PERSONNE
Administer the *Human Rights Act* and advance equality of opportunity through public education programs and community development activities. The New Brunswick Human Rights Commission reports administratively to the Minister through the Assistant Deputy Minister of the Labour and Strategic Services Division.		Appliquer la *Loi sur les droits de la personne* et promouvoir l'égalité des chances par des programmes d'éducation du public et des activités de développement communautaire. La Commission des droits de la personne du Nouveau-Brunswick relève sur le plan administratif du ministre par entremise du sous-ministre adjoint de la Division du Travail et des Services stratégiques.
TOTAL	14,888	TOTAL

POST-SECONDARY EDUCATION		ÉDUCATION POSTSECONDAIRE

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

Provide analytical and planning services in the area of post-secondary education for the Department; and to administer programs related to post-secondary education, especially public universities and colleges, and regulate private universities and colleges. Ensure that New Brunswick residents have access to post-secondary education opportunities.

Fournir au ministère des services d'analyse et de planification dans le domaine de l'enseignement postsecondaire ainsi que des services d'administration de programmes liés aux établissements d'enseignement postsecondaires, surtout les universités et les collèges, publics ou privés. Permettre aux résidents et résidentes du Nouveau-Brunswick d'accéder à une éducation postsecondaire.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

POST-SECONDARY EDUCATION	309	ÉDUCATION POSTSECONDAIRE
Provide administrative services to programs in post-secondary education, transformation and student financial assistance.		Fournir des services administratifs aux programmes liés aux établissements postsecondaires, transformation et aide financière aux étudiants.
NEW BRUNSWICK COMMUNITY COLLEGE	107,009	COLLÈGE COMMUNAUTAIRE DU NOUVEAU-BRUNSWICK
Provide operating grants to the New Brunswick Community College Special Operating Agency and Community College Crown Corporations.		Accorder des subventions de fonctionnement à l'organisme de services spéciaux du Collège communautaire du Nouveau-Brunswick et aux sociétés collégiales.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

POST-SECONDARY EDUCATION (continued)		EDUCATION POSTSECONDAIRE (suite)
POST-SECONDARY RELATIONS	43,379	RELATIONS POSTSECONDAIRES

Promote the province's post-secondary education through collaboration with institutions of higher learning. Offer analytical and planning support in the areas such as programming, experiential learning, international recruitment and retention, as well as positioning the sector in enhancing its role to responding to the province's evolving labour market demands. Regulate private universities and colleges across the province as well as administer public university funding, and promote access to post-secondary education through specialized programming.

La Direction voit à la promotion de l'éducation postsecondaire en collaborant avec les établissements d'enseignement supérieur. Elle offre un soutien à l'analyse à la planification dans des domaines comme les programmes, l'apprentissage expérienciel, le recrutement et la rétention international, de même qu'aider le secteur à faire face à l'évolution des demandes du marché du travail. La direction réglemente les universités et les collèges privés de la province, administre le financement aux universités, et fait la promotion de l'accès au système d'éducation postsecondaire par la programmation spécialisée.

STUDENT FINANCIAL ASSISTANCE	70,508	AIDE FINANCIÈRE AUX ÉTUDIANTS

Ensure that New Brunswick residents with a financial need have access to post-secondary educational opportunities and that they are encouraged to complete their studies in a timely and successful manner.

Permettre aux résidents et résidentes du Nouveau-Brunswick, qui ont des difficultés financières, d'accéder à une éducation postsecondaire et les encourager à terminer leurs études avec succès dans un délai normal.

STUDENT FINANCIAL ASSISTANCE ADMINISTRATION	1,490	ADMINISTRATION DE L'AIDE FINANCIÈRE AUX ÉTUDIANTS

Administration of the Canada Student Financial Assistance Program and the New Brunswick Student Financial Assistance Program.

Assurer l'administration du Programme canadien d'aide financière aux étudiants et du Programme d'aide financière aux étudiants du Nouveau-Brunswick.

ASSISTANCE TO UNIVERSITIES	295,018	AIDE AUX UNIVERSITÉS

Provide grants to institutions for educational programs to meet social and economic needs.

Offrir des subventions aux établissements pour des programmes d'enseignement qui répondent aux besoins économiques et sociaux.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

POST-SECONDARY EDUCATION (continued)		ÉDUCATION POSTSECONDAIRE (suite)
ASSISTANCE TO UNIVERSITIES - ADMINISTRATION	656	AIDE AUX UNIVERSITÉS - ADMINISTRATION
Provide New Brunswick's share of the administration costs of the Maritime Provinces Higher Education Commission.		Faire en sorte que le Nouveau-Brunswick paie sa part des frais administratifs de la Commission de l'enseignement supérieur des provinces Maritimes.
ASSISTANCE TO UNIVERSITIES - GRANT IN LIEU OF MUNICIPAL REAL PROPERTY TAXES	15,833	AIDE AUX UNIVERSITÉS - SUBVENTION EN REMPLACEMENT DE L'IMPÔT FONCIER MUNICIPAL
Provide funding for grants to municipalities in lieu of municipal real property tax.		Fournir le financement nécessaire pour accorder aux municipalités des subventions en remplacement de l'impôt foncier municipal.
TOTAL	534,202	TOTAL

WORKINGNB		TRAVAILNB
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Provide creative interventions and meaningful services to individuals, employers and the labour market in order for New Brunswick to have a skilled workforce that meets the needs of an evolving labour market.		Offrir des interventions créatives et des services significatifs aux personnes, aux employeurs et au marché du travail pour que le Nouveau-Brunswick ait une main d'œuvre qualifiée qui répond aux besoins du marché de travail en évolution.
TOTAL	150,835	TOTAL

NEW BRUNSWICK PUBLIC LIBRARY SERVICE		SERVICE DES BIBLIOTHÈQUES PUBLIQUES DU NOUVEAU-BRUNSWICK
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Manage and develop the provincial public library system (63 public libraries, e-services, and Talking Book Services by Mail) to provide library services, collections and programs in communities.		Gérer et développer le réseau provincial de bibliothèques publiques (63 bibliothèques publiques, les ressources en ligne et le service de livres sonores par la poste) pour fournir des services, des collections et des programmes de bibliothèque dans les localités.
TOTAL	18,956	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

APPRENTICESHIP AND OCCUPATIONAL CERTIFICATION		APPRENTISSAGE ET CERTIFICATION PROFESSIONELLE	
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**	
Provide quality apprenticeship learning, life-long skill development and certification opportunities in current and future designated occupations that are standardized, up to date and relevant to the needs of industry and its workforce. Plan and provide funding for apprenticeship training.		Offrir des possibilités de formation en apprentissage, de perfectionnement professionnel tout au long de la vie et de certification de qualité dans les professions désignées d'aujourd'hui et de demain, qui sont uniformes et à jour et qui répondent aux besoins de l'industrie et de sa main-d'œuvre. Planifier et fournir le financement pour la formation en apprentissage.	
Apprenticeship and Occupational Certification	22,773	Apprentissage et certification professionnelle	22 773
Recovery from Labour Market Development Agreement	(5,400)	Recouvrement de l'Entente sur le développement du marché du travail	(5 400)
TOTAL	17,373	TOTAL	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

IMMIGRATION		IMMIGRATION

PROGRAM OBJECTIVES

Support demographic and economic growth through advancing immigration, settlement and retention activities. Administer provincial immigration pathways and support both candidates and employers in having access to the immigration programs most adapted to their situation. Provide advice and support to departments on policy development, interdepartmental coordination and intergovernmental relations. Promote, implement and monitor foreign recruitment activities to attract and integrate immigrants. Provide financial support to the settlement sector and ethnocultural organisations to advance newcomer integration and retention.

OBJECTIFS DU PROGRAMME

Accroître la population et stimuler l'économie de la province en misant sur des activités susceptibles de promouvoir l'immigration, l'établissement et la rétention des immigrants. Administrer les voies d'accès à l'immigration provinciales et offrir un support aux candidats et aux employeurs afin qu'ils aient accès aux programmes d'immigration les plus adaptés à leur situation. Conseiller les ministères sur l'élaboration de politiques, la coordination interministérielle et les relations intergouvernementales. La Direction assure la promotion, la mise en oeuvre et la surveillance des activités de recrutement international qui visent à attirer des immigrants et à les aider à s'intégrer. Fournir un soutien financier au secteur de l'établissement et aux organisations ethnoculturelles afin de faire progresser l'intégration et la rétention des nouveaux arrivants.

TOTAL	14,005	TOTAL
TOTAL - DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR	750,259	TOTAL - MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
Less amounts authorized by law	54	Moins crédits autorisés par la loi
TO BE VOTED	750,205	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
2,200	2,200	Deferred Maintenance Program / Programme d'entretien reporté……………………………………………………	2,200
2,200	2,200	TOTAL……………...…………………………………	2,200

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
2,700	1,997	Canada Student Loans / Régime canadien de prêts aux étudiants……………………………………………………	2,700
300	300	Library Trust Fund / Fonds en fiducie pour les bibliothèques..	300
426	608	Recoverable Projects / Projets à frais recouvrables…………..	2,116
3,426	2,905	TOTAL……………………………………….…………………	5,116

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
		New Brunswick College of Craft and Design / New Brunswick College of Craft and Design	
1,884	1,209	Opening Balance / Solde d'ouverture…………………………	1,266
		Revenue / Recettes	
3,521	3,521	Operating Grant / Subvention de fonctionnement……………	3,439
1,378	1,725	Users / Utilisateurs…………………………………………	1,516
4,899	5,246	Total Revenue / Recettes globales……………………………	4,955
		Expenditures / Dépenses	
4,698	5,189	Total Expenditures / Dépenses globales………………………	5,197
2,085	1,266	Closing Balance / Solde de clôture……………………………	1,024
		TO BE VOTED / À VOTER……………………………………	0

LOANS AND ADVANCES / PRÊTS ET AVANCES

		PROGRAM / PROGRAMME	
90,500	78,001	Student Loan Advances / Avances de prêts aux étudiants…….	90,500
90,500	78,001	TO BE VOTED / À VOTER……………………………………	90,500

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
50,841	50,841	Development Projects and Operations / Projets de développement et opérations……………………………………	80,873
50,841	50,841	TOTAL - Gross Ordinary / Compte brute ordinaire……………	80,873

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

DEVELOPMENT PROJECTS AND OPERATIONS		PROJETS DE DÉVELOPPEMENT ET OPÉRATIONS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To deliver funding programs to support development priorities.		Offrir des programmes de financement pour soutenir les priorités de développement.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
DEVELOPMENT INITIATIVES	77,119	INITIATIVES DE DÉVELOPPEMENT
Provide funding to develop, diversify, and grow the economy, communities, and infrastructure in New Brunswick. These funds are provided under the Rural Economy Fund, the Total Development Fund, Community Development Fund, Preconstruction and Small Community Housing Infrastructure Funds, First Nations Development Fund and Community Investment Fund.		Fournir un financement pour développer, diversifier et faire croître l'économie, les collectivités et l'infrastructure au Nouveau-Brunswick. Ce financement provient du Fonds pour l'économie rurale, le Fonds de développement total, le Fonds de développement communautaire, les Fonds pour la préconstruction et les infrastructures de logement dans les petites collectivités, le Fonds de développement des Premières Nations et le Fonds d'investissement communautaire.
ADMINISTRATION	3,754	ADMINISTRATION
Provide for projects, initiatives and operations of the Regional Development Corporation.		Pourvoir aux projets, initiatives et activités de la Société de développement régional.
TOTAL - REGIONAL DEVELOPMENT CORPORATION	80,873	TOTAL - SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
Less amounts authorized by law	41	Moins crédits autorisés par la loi
TO BE VOTED	80,832	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
49,500	49,500	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée………	58,900
8,000	8,000	Strategic Infrastructure Initiative / Initiative en matière d'infrastructure stratégique……………………………	4,800
57,500	57,500	TOTAL..	63,700

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
		Regional Development Corporation Special Operating Agency / Société de développement régional - Organisme de service spécial	
62,868	86,650	Opening Balance / Solde d'ouverture...	95,098
		Revenue / Recettes	
49,500	49,500	Revenue - Provincial Government Sources / Recettes - Provenant du gouvernement provincial……………………………	58,900
170,186	138,483	Revenue - Federal Government Sources / Recettes - Provenant du gouvernement fédéral…………………	164,935
219,686	187,983	Total Revenue / Recettes globales..	223,835
		Expenditures / Dépenses	
78,550	59,100	Canada Community - Building Fund / Fonds pour le développement des collectivités du Canada……………………	47,000
3,876	2,300	New Building Canada Fund - Small Communities Fund / Nouveau Fonds Chantiers Canada - Fonds des petites collectivités…………………………………………………	1,800
156,950	107,000	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée………	165,100
11,600	11,135	Low Carbon Economy Leadership Fund / Fonds du leadership pour une économie à faibles émissions de carbone………………………………………………	9,335
250,976	179,535	Total Expenditure / Dépenses globales.....................................	223,235
31,578	95,098	Closing Balance / Solde de clôture...	95,698
		TO BE VOTED / À VOTER…………………………………	0

COMPARATIVE STATEMENT OF LOANS AND ADVANCES / ÉTAT COMPARATIF DES PRÊTS ET AVANCES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
5,000	5,000	Financial assistance under the Development Loans Program / Aide financière provenant du programme de prêts du Fonds de développement……………………………	0
5,000	5,000	TO BE VOTED / À VOTER……………………………………	0

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
SERVICE OF THE PUBLIC DEBT / SERVICE DE LA DETTE PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
622,300	537,700	Interest, Exchange, Amortization and Expenses / Intérêt, change, amortissement et dépenses………………………………	603,500
4,700	4,700	Interest on Capital Leases / Intérêts sur les contrats de location-acquisition……………………………………………	4,500
627,000	542,400	TOTAL - Gross Ordinary / Compte brute ordinaire……………	608,000

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
SERVICE OF THE PUBLIC DEBT / SERVICE DE LA DETTE PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

SERVICE OF THE PUBLIC DEBT		SERVICE DE LA DETTE PUBLIQUE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To service the Province's debt by paying interest, exchange, amortization and other debt management expenses.		Assurer le paiement des frais relatifs à l'intérêt, au change et à l'amortissement, ainsi que des autres dépenses de gestion de la dette.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
INTEREST, EXCHANGE, AMORTIZATION AND EXPENSES	603,500	INTÉRÊT, CHANGE, AMORTISSEMENT ET DÉPENSES
INTEREST ON CAPITAL LEASES	4,500	INTÉRÊTS SUR LES CONTRATS DE LOCATION-ACQUISITION
TOTAL	608,000	TOTAL
TOTAL - SERVICE OF THE PUBLIC DEBT	608,000	TOTAL - SERVICE DE LA DETTE PUBLIQUE
Less amounts authorized by law	603,500	Moins crédits autorisés par la loi
TO BE VOTED	4,500	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
12,316	18,006	Corporate and Other Services / Services généraux et autres……………………………………………………………	11,885
1,004,864	984,617	Seniors and Long Term Care / Aînés et soins de longue durée…………………………………………………	1,075,062
165,708	191,363	Child Welfare and Youth Services / Services de bien-être á l'enfance et á la jeunesse………………………………………	181,877
277,270	307,173	Income Security / Sécurité du revenu………………………	347,006
50,434	52,608	Other Benefits / Autres prestations………………………	47,200
1,510,592	1,553,767	TOTAL - Gross Ordinary / Compte brute ordinaire………………	1,663,030

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER SERVICES / SERVICES GÉNÉRAUX ET AUTRES

PROGRAM OBJECTIVES / **OBJECTIFS DU PROGRAMME**

To provide strategic leadership and support including planning, design, and monitoring of departmental programs.

Fournir une direction stratégique et un soutien comprenant la planification, la conception et la gestion de la qualité aux programmes ministériels.

TOTAL | 11,885 | TOTAL

SENIORS AND LONG TERM CARE / AÎNÉS ET SOINS DE LONGUE DURÉE

PROGRAM OBJECTIVES / **OBJECTIFS DU PROGRAMME**

To improve personal and social functioning and support independent living through a range of community based services and develop initiatives around aging and aging care.

Favoriser chez les clients meilleur fonctionnement personnel et social ainsi qu'un mode ve vie autonome par le biasis d'une gamme de services communautaires et développé les initiatives concernant le vieillissement et les soins pour les aînés.

PROGRAM COMPONENTS / **ÉLÉMENTS DU PROGRAMME**

SENIORS AND LONG TERM CARE | 305,293 | AÎNÉS ET SOINS DE LONGUE DURÉE

Provision of programs and services for seniors including adult protection, long term care, home support, adult residential facilities, and day centers for adults.

Fournir des programmes et services pour les aînés incluant la protection des adultes, des soins de longue durée, de soutien à domicile, les établissements résidentiels pour des adultes, et les centres de jour pour des adultes.

SENIORS AND HEALTHY AGING SECRETARIAT | 935 | SECRÉTARIAT DES AINÉS ET DU VIEILLISSEMENT EN SANTÉ

Coordination and oversight of the implementation of the Aging Strategy as well as the central alignment, coordination and liaison for matters related to seniors and healthy aging within government.

Coordination et surveillance de la mise en œuvre de la stratégie sur le vieillissement, ainsi que point central de l'harmonisation, de la coordination et de la liaison pour les questions liées aux aînés et au vieillissement en santé au sein du gouvernement.

NURSING HOME SERVICES | 494,109 | SERVICES DES FOYERS DE SOINS

Provision of the Province's Nursing Home Program.

Assurer le programme provincial des foyers de soins.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

SENIORS AND LONG TERM CARE (continued)		AÎNÉS ET SOINS DE LONGUE DURÉE (suite)
DISABILITY SUPPORT SERVICES	274,725	SERVICES DE SOUTIEN AUX PERSONNES AYANT UN HANDICAP
Provision of support services for persons with disabilities that will assist in meeting their individual needs.		Fournir des services de soutien aux personnes ayant un handicap qui les aideront à répondre à leurs besoins individuels.
TOTAL	1,075,062	TOTAL

CHILD WELFARE AND YOUTH SERVICES		SERVICES DE BIEN-ÊTRE Á L'ENFANCE ET Á LA JEUNESSE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To improve personal and social functioning through the provision of Child Welfare Services.		Améliorer le fonctionnement personnel et social par l'entremise des Services de bien-être à l'enfance.
TOTAL	181,877	TOTAL

INCOME SECURITY		SÉCURITÉ DU REVENU
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide individuals and families in need with financial benefits and, where appropriate, with self-sufficiency program services to enhance their potential for employment, gender-based support services to enhance safety, and appropriate shelter and supports to foster a healthier quality of life.		Fournir des prestations financières aux personnes et aux familles dans le besoin et, s'il y a lieu, des services du programme d'autosuffisance pour améliorer leur aptitude au travail, des services de soutien selon le sexe pour une sécurité accrue et des mesures de soutien et services pertinents en matière de logement afin de favoriser une qualité de vie plus saine.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
TRANSITIONAL ASSISTANCE PROGRAM AND EXTENDED BENEFITS PROGRAM	213,568	PROGRAMME D'ASSISTANCE TRANSITOIRE ET PROGRAMME DE PRESTATIONS PROLONGÉES
Provision of assistance for families and individuals who have the potential to achieve self-sufficiency and provision of assistance to those clients who, because of disability, have a longer-term predictable need for financial support.		Fournir un soutien aux familles et aux personnes susceptibles de parvenir à l'autosuffisance et aider les clients qui, en raison d'un handicap, ont besoin d'un soutien financier prévisible à plus long terme.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

INCOME SECURITY (continued)		SÉCURITÉ DU REVENU (suite)
HOMELESSNESS AND GENDER-BASED VIOLENCE	19,440	ITINÉRANCE ET VIOLENCE FONDÉE SUR LE SEXE
Provision of funding for housing focused emergency shelter operations and outreach services, transition houses, and programs for gender-based violence and child witness of family violence.		Offre de financement pour le fonctionnement des refuges d’urgence axé sur le logement et les services d’approche, les maisons d’hébergement et les programmes de lutte contre la violence fondée sur le sexe et de soutien des enfants victimes de violence familiale.
SUPPORT SERVICES	113,998	SERVICES DE SOUTIEN
Provision of support services includes: basic health services, including dental services, vision services, and medical equipment and supplies; supplementary and emergency financial assistance for individuals and families; establishment of individualized case plans to remove barriers to employability and to provide opportunities that enhance the potential for labour market attachment.		Compris dans les services de soutien sont: des services de santé élémentaires comprenant soins dentaires, soins de la vue, fournitures et appareils médicaux; une aide financière supplémentaire ou d'urgence aux personnes et aux familles admissibles; établir des plans d'intervention personnalisés pour cerner et éliminer les obstacles à l'emploi et pour offrir des possibilités visant à augmenter les chances d'intégrer le marché du travail.
TOTAL	347,006	TOTAL

OTHER BENEFITS		AUTRES PRESTATIONS
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide financial assistance to support seniors and low-income families with children under 18 years and to low-income households to help offset or reduce energy costs. Assistance is provided through programs such as the Low Income Seniors' Benefit, Child Tax Benefit and Working Income Supplement, and the Healthy Seniors’ Pilot Project.		Fournir une aide financière pour soutenir les aînés et les familles à faible revenu ayant des enfants de moins de 18 ans ainsi qu'aux ménages à faible revenu pour aider à compenser ou à réduire leurs coûts énergétiques. L’aide est fournie par des programmes tels que le Prestation pour personnes âgées à faible revenu, Prestation fiscale pour enfants et supplément au revenue gagné et le Projet pilote d’aînés en santé.
TOTAL	47,200	TOTAL
TOTAL - DEPARTMENT OF SOCIAL DEVELOPMENT	1,663,030	TOTAL - MINISTÈRE DU DÉVELOPPEMENT SOCIAL
Less amounts authorized by law	95	Moins crédits autorisés par la loi
TO BE VOTED	1,662,935	À VOTER

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
9,000	14,500	Nursing Home Services - Capital Improvements / Services des foyers de soins - Amélioration des biens immobiliers……………………………………………………	14,000
3,000	11,700	Nursing Home Services - Capital Maintenance / Services des foyers de soins - Entretien……………………………	3,000
12,000	26,200	TOTAL……………………………………………………	17,000

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
3,280	3,360	Administration / Administration………………………………	3,827
14,203	14,706	Provincial Parks / Parcs provinciaux…………………….….	18,290
6,850	6,996	Sport and Recreation / Sport et loisirs……………………	7,001
30,653	30,729	Culture, Archaeology and Heritage / Culture, Archéologie et Patrimoine…………………………………………………	31,426
20,143	20,168	Tourism / Tourisme……………………………………..	20,136
75,129	75,959	TOTAL - Gross Ordinary / Compte brute ordinaire……………	80,680

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION

PROGRAM OBJECTIVES

To provide overall direction and support to the department's programs.

PROGRAM COMPONENT

ADMINISTRATION

Supports the department by providing services in executive management, finance, human resources, administration, information management and technology, cross governmental priority initiative management, strategic initiatives, policy and process management.

TOTAL   3,827

PROVINCIAL PARKS

PROGRAM OBJECTIVES

Provincial Parks provide inclusive, protected natural and cultural destinations that inspire wellness, enjoyment and education for all. With a vision that all people are stewards of New Brunswick's permanently protected natural and cultural destinations, the division is responsible for the stewardship of 25 provincial parks and one special crown reserve. The division is directly responsible for managing and operating 12 provincial parks, a fishing lodge and multiple day use parks.

ADMINISTRATION

OBJECTIFS DU PROGRAMME

Fournir une orientation générale et un soutien au Ministère en matière de programmes.

ÉLÉMENT DU PROGRAMME

ADMINISTRATION

Fournit des services de soutien au Ministère en matière de gestion supérieure, de finances, de ressources humaines, d'administration, de technologie et de gestion de l'information, de gestion des initiatives prioritaires pangouvernementales, d'initiatives stratégiques, de politiques et de gestion des processus.

TOTAL

PARCS PROVINCIAUX

OBJECTIFS DU PROGRAMME

La Division des parcs provinciaux offre des destinations naturelles et culturelles inclusives et protégées qui sont une source de bien-être, de joie et d'information pour tous. Adoptant la vision selon laquelle nous sommes tous responsables de la protection permanente des destinations naturelles et culturelles du Nouveau-Brunswick, la Division se charge de gérer 25 parcs provinciaux et une réserve spéciale de la Couronne. Elle est directement responsable de la gestion et de l'exploitation de 12 parcs provinciaux, d'un pavillon de pêche et de parcs à utilisation multijournée.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PROVINCIAL PARKS (continued)		PARCS PROVINCIAUX (suite)	

PROGRAM COMPONENTS   **ÉLÉMENTS DU PROGRAMME**

PARKS PROGRAMMING AND PLANNING	2,033	PROGRAMMES ET PLANIFICATIONS DES PARCS	

The Parks Programming and Planning branch is responsible for the development, implementation and monitoring of all guest experience programs to ensure all people have access to inclusive experiences. The branch is also responsible for community development, partnerships and environmental stewardship. The branch oversees all of the parks business development, marketing and e-commerce functions as well as managing the department's capital assets and strategic infrastructure.

La Direction des programmes et de la planification des parcs est responsable de l'élaboration, de la mise en œuvre et de la surveillance de tous les programmes d'expérience des visiteurs pour que tous aient accès à une expérience inclusive, ainsi que du développement communautaire, des partenariats et de la gérance environnementale. La Direction supervise toutes les fonctions d'expansion de la clientèle, de marketing et de commerce électronique des parcs. Elle se charge également de la gestion des immobilisations et de l'infrastructure stratégique du Ministère.

PARKS OPERATIONS	16,257	EXPLOITATION DES PARCS	

The Parks Operations branch is responsible for the day to day operation of the 12 provincial parks and multiple day use parks which the department operates. The operations of these parks include camping, golf courses, bike park, trails, beaches, marinas and a ski hill. Park Operations also play a significant role in supporting tourism entrepreneurs and not for profit organizations.

La Direction de l'exploitation des parcs est responsable des activités courantes des douze parcs provinciaux et des parcs à utilisation multijournée gérés par le Ministère. Les activités de ces parcs comprennent le camping, des terrains de golf, des sites VTT, des sentiers, des plages, des marinas et une station de ski. La Direction de l'exploitation des parcs joue aussi un rôle important en soutenant les entrepreneurs et les organismes sans but lucratif dans le secteur du tourisme.

Parks Operations	16,357	Exploitation des Parcs	16 357
Recovered by chargeback	(100)	Récupération par facturation	(100)
TOTAL	18,290	TOTAL	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

SPORT AND RECREATION		SPORT ET LOISIRS

PROGRAM OBJECTIVES

To provide leadership and resources to increase sport, recreation and active living opportunities for all New Brunswickers to improve well-being and the quality of life for all.

OBJECTIFS DU PROGRAMME

Fournir des ressources en vue d'offrir à la population du Nouveau-Brunswick davantage de possibilités en matière de sport et de loisirs, et de mener une vie active afin d'améliorer le bien-être et la qualité de vie de tous.

PROGRAM COMPONENT

SPORT AND RECREATION

The Sport and Recreation Branch provides strategic leadership and support to strengthen sport and recreation in New Brunswick and promote participation, foster development and celebrate excellence. A network of regional offices supports the delivery of community-based sport, recreation and physical activity programs and services.

ÉLÉMENT DU PROGRAMME

SPORT ET LOISIRS

La Direction du sport et des loisirs assure un leadership et un soutien stratégiques afin de renforcer le sport et les loisirs au Nouveau-Brunswick et d'encourager la participation, de stimuler le développement et de célébrer l'excellence. Un réseau de bureaux régionaux facilite la prestation des programmes et des services communautaires de sport, de loisirs et d'activité physique.

TOTAL	7,001	TOTAL

CULTURE, ARCHAEOLOGY AND HERITAGE		CULTURE, ARCHÉOLOGIE ET PATRIMOINE

PROGRAM OBJECTIVES

Culture, Archaeology and Heritage support economic growth and foster pride of place through the conservation, development, promotion and nurturing of our human and natural archaeological and heritage resources, the arts and our cultural industries.

OBJECTIFS DU PROGRAMME

Culture, Archéologie et Patrimoine favorise la croissance économique et suscite un sentiment de fierté par la conservation, la mise en valeur, la promotion et le soutien de nos ressources patrimoniales et archéologiques (naturelles et humaines), des arts et de nos industries culturelles.

PROGRAM COMPONENTS

ARTS AND CULTURE

The Arts and Culture Branch provides leadership for the development, implementation and monitoring of government programs, policies and strategies supporting the arts and cultural industries in the province.

14,711

ÉLÉMENTS DU PROGRAMME

ARTS ET CULTURE

La Direction des arts et de la culture joue un rôle moteur dans l'élaboration, la mise en œuvre et le suivi des politiques, des stratégies et des programmes gouvernementaux appuyant les arts et les industries culturelles de la province.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CULTURE, ARCHAEOLOGY AND HERITAGE (continued)		CULTURE, ARCHÉOLOGIE ET PATRIMOINE (suite)
ARCHAEOLOGY AND HERITAGE	16,715	ARCHÉOLOGIE ET PATRIMOINE

Archaeology and Heritage provides comprehensive cultural resource management of the province's heritage. The Branch facilitates the promotion, awareness, understanding, commemoration, conservation and preservation of New Brunswick's human and natural archaeological and heritage resources for present and future generations. It is also responsible for the community museums network, New Brunswick heritage properties and the major provincial heritage institutions: the New Brunswick Museum, Kings Landing and the Village Historique Acadien.

La Direction de l'archéologie et du patrimoine assure la gestion complète des ressources culturelles du patrimoine de la province. Elle facilite la promotion, la compréhension, la commémoration, la conservation et la préservation des ressources patrimoniales et archéologiques, naturelles et humaines, du Nouveau-Brunswick pour les générations actuelles et futures en favorisant la sensibilisation à cet égard. Elle est également responsable du réseau des musées communautaires, des biens patrimoniaux du Nouveau-Brunswick et des principales institutions patrimoniales provinciales: le Musée du Nouveau-Brunswick, Kings Landing et le Village Historique Acadien.

TOTAL	31,426	TOTAL
TOURISM		TOURISME

PROGRAM OBJECTIVES

To provide leadership in the development and implementation of innovative experiential products, multi-channel marketing and sales campaigns, social media community management, and travel media strategies while engaging with the various regional and municipal tourism organizations throughout the province to become the most sought after destination in Canada.

OBJECTIFS DU PROGRAMME

Jouer un rôle de chef de file dans la création et la réalisation de produits expérientiels novateurs et de campagnes de marketing et de ventes multiplateformes, la gestion de la communauté des médias sociaux et la conception de stratégies visant les médias touristiques tout en collaborant avec différentes organisations touristiques régionales et municipales afin que la province devienne la destination la plus recherchée au Canada.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

TOURISM (continued)		TOURISME (suite)

PROGRAM COMPONENTS   **ÉLÉMENTS DU PROGRAMME**

DESTINATION MARKETING	12,224	MARKETING DE DESTINATIONS

The Destination Marketing Branch develops and implements an integrated marketing approach in target national and international markets. The branch communicates to the target visitor through innovative, integrated, technology driven solutions - speaking to the potential visitor where they are, providing the information they need, regardless of device. The branch is responsible for developing campaigns to inspire travelers to choose New Brunswick over competing destinations. As well, this branch is responsible to work with the tourism industry in New Brunswick to ensure they are prepared and able to market themselves to their target visitors.

La Direction du marketing de destinations élabore et met en œuvre une méthode intégrée de marketing axée sur les marchés national et international. Elle communique avec les visiteurs ciblés au moyen de solutions innovantes, intégrées et axées sur la technologie, leur fournissant toute l'information dont ils ont besoin, peu importe où ils se trouvent et les dispositifs électroniques qu'ils utilisent. Elle est chargée de créer des campagnes visant à inciter les touristes à privilégier le Nouveau-Brunswick par rapport aux destinations concurrentes. Elle travaille également avec l'industrie touristique du Nouveau-Brunswick pour que ses membres soient préparés et capables de faire leur promotion auprès de leurs visiteurs cibles.

TOURISM DEVELOPMENT	2,668	DÉVELOPPEMENT DU TOURISME

The Tourism Development Branch is responsible for providing New Brunswick tourism entrepreneurs with the vision and leadership around tourism experiences and business development. The branch plays a key role in bringing a heightened level of entrepreneurship, quality and innovation to the tourism industry.

La Direction du développement du tourisme est chargée de fournir aux entrepreneurs en tourisme de la province la vision et le leadership en matière d'expériences touristiques et de développement des affaires. Elle joue un rôle déterminant pour stimuler l'entrepreneuriat, la qualité et l'innovation dans l'industrie touristique.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

TOURISM (continued)		TOURISME (suite)
TRADE SALES AND PARTNERSHIPS	2,557	VENTES ET PARTENARIATS COMMERCIAUX
The Trade Sales and Partnerships Branch has a focus on building "business to business" relationships/partnerships with travel influencers that have the ability to drive visitation and business to New Brunswick's tourism industry. The branch is responsible for positioning and promoting New Brunswick as a tourism destination through travel trade channels while also finding synergies with other levels of government to assist the Department in achieving its goals.		La Direction des ventes et partenariats commerciaux s'emploie à établir des relations et des partenariats «interorganisationnels» avec des influenceurs touristiques capables de stimuler le tourisme et les affaires pour l'industrie touristique du Nouveau-Brunswick. Elle s'occupe de positionner et de promouvoir le Nouveau-Brunswick en tant que destination touristique par l'intermédiaire de l'industrie du voyage et de trouver des synergies avec d'autres ordres de gouvernement pour aider le Ministère à atteindre ses buts.
FESTIVALS AND EVENTS	2,687	FESTIVALS ET ÉVÉNEMENTS
The Festivals and Events branch works with communities and event organizers to bring cultural, sport, business and other major events to the province. The team also fosters the development, growth and enhancement of authentic New Brunswick festivals that will attract visitors to the province.		La Direction des festivals et événements collabore avec les communautés et les organisateurs d'événements pour organiser des manifestations culturelles, sportives, commerciales et autres événements majeurs dans la province. L'équipe favorise également le développement, la croissance et l'amélioration de festivals néo-brunswickois authentiques qui attireront les visiteurs dans la province.
TOTAL	20,136	TOTAL
TOTAL - DEPARTMENT OF TOURISM, HERITAGE AND CULTURE	80,680	TOTAL - MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
Less amounts authorized by law	54	Moins crédits autorisés par la loi
TO BE VOTED	80,626	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
5,167	5,167	Capital Improvements / Amélioration des installations……………………………………………………………	14,163
4,347	4,347	Strategic Infrastructure / Infrastructure stratégique……………	5,876
9,514	9,514	TOTAL………………………………………………………………	20,039

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
1,200	1,200	Arts Development Trust Fund / Fonds en fiducie pour l'avancement des arts……………………………………………	3,130
300	394	GO NB! - Taking Action Through Sport / Allez-y NB! - L'action par le sport………………………………	394
60	125	Parlee Beach Maintenance / Entretien de la plage Parlee………	60
1,000	1,000	Sport Development Trust Fund / Fonds en fiducie pour l'avancement du Sport…………………………………………	2,000
10	10	Viscount Bennett Trust Fund / Fonds en fiducie du Vicomte Bennett……………………...……………………………	10
2,570	2,729	TOTAL...............……...…..	5,594

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
		Tourism, Heritage and Culture Special Operating Agency / Tourisme, Patrimoine et Culture - Organisme de service spécial	
2,792	3,358	Opening Balance / Solde d'ouverture……………………………	1,483
		Revenue / Recettes	
1,438	1,527	Mactaquac Golf Course / Terrain de golf Mactaquac…………..	1,531
5,039	4,717	Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks………………………………………………	5,453
454	520	Sugarloaf Lodge / Pavillon Sugarloaf………………………….	475
661	665	Parlee Beach Campground / Terrain de camping de la plage Parlee………………………………………………	991
0	0	Other Provincial Parks / Autres parcs provinciaux……………	836
7,592	7,429	Total Revenue / Recettes globales……………………………	9,286
		Expenditures / Dépenses	
2,247	2,287	Mactaquac Golf Course / Terrain de golf Mactaquac…………..	1,647
5,455	5,928	Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks………………………………………………	4,992
460	596	Sugarloaf Lodge / Pavillon Sugarloaf………………………….	437
436	493	Parlee Beach Campground / Terrain de camping de la plage Parlee………………………………………………	390
0	0	Other Provincial Parks / Autres parcs provinciaux……………	1,056
8,598	9,304	Total Expenditures / Dépenses globales……………………….	8,522
1,786	1,483	Closing Balance / Solde de clôture……………………………	2,247
		TO BE VOTED / À VOTER………………………………….	0

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
20,059	20,656	Administration / Administration……………………………	22,454
1,832	1,832	Policy and Legislative Affairs, Strategic Partnerships and Trade Corridors / Politiques et affaires législatives, partenariats stratégiques et corridors commerciaux………………	1,605
104,343	104,650	Maintenance / Entretien…………………………………….	109,739
78,252	78,252	Winter Maintenance / Entretien pendant l'hiver………………..	77,840
3,443	3,443	Bridge and Highway Construction / Construction des ponts et des routes……………………………………….	3,425
143,442	145,055	Buildings Group / Groupe des bâtiments…………………….	153,255
27,185	27,185	New Brunswick Highway Corporation / Société de voirie du Nouveau-Brunswick…………………………………….	28,148
378,556	381,073	TOTAL - Gross Ordinary / Compte brute ordinaire……………	396,466

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION		ADMINISTRATION

PROGRAM OBJECTIVES

To provide overall management, policy direction and administrative support to all departmental programs.

OBJECTIFS DU PROGRAMME

Assurer un service général de gestion, d'orientation stratégique et de soutien administratif en ce qui concerne tous les programmes du ministère.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

CORPORATE SERVICES	13,980	SERVICES GÉNÉRAUX

To provide executive direction and support to the department in matters of the management of the department's human resources including safety, information management and technology, supply chain, audit, accounting, budgeting, and financial control.

Fournir une orientation et un soutien à la direction du Ministère en ce qui concerne la gestion des ressources humaines, y compris la sécurité, la gestion de l'information et de la technologie, la chaîne d'approvisionnement, l'audit, la comptabilité, l'établissement des budgets et le contrôle financier.

STRATEGIC SERVICES	956	SERVICES STRATÉGIQUES

To provide executive direction and support to the department in matters of performance excellence and continuous improvement, property services and claims management, policy and legislative affairs, strategic partnerships (funding and intergovernmental relations) and trade corridors (multimodal transportation development), environmental services and the Vehicle Management Agency.

Fournir une orientation et un soutien à la direction du Ministère en ce qui concerne l'excellence du rendement et l'amélioration continue, les services immobiliers et la gestion des réclamations, les politiques et les affaires législatives, les partenariats stratégiques (financement et relations intergouvernementales) et les corridors commerciaux (développement du transport multimodal), la technologie et la gestion de l'information, la gestion de la chaîne d'approvisionnement, les services environnementaux et l'Agence de gestion des véhicules.

PAYROLL BURDEN	3,283	CHARGE DE LA FEUILLE DE PAIE

Provision for the Department's Worksafe NB costs (with the exception of Vehicle Management Agency).

Établir une provision pour les coûts du Ministère relatifs à Travail sécuritaire NB (sauf en ce qui concerne l'Agence de gestion des véhicules).

DISTRICT ADMINISTRATION	4,235	ADMINISTRATION DES DISTRICTS

Provision of administrative support for transportation policies and programs on a district basis.

Assurer le soutien administratif nécessaire à l'application des programmes et des politiques de transport dans chaque district.

TOTAL	22,454	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

POLICY AND LEGISLATIVE AFFAIRS, STRATEGIC PARTNERSHIPS AND TRADE CORRIDORS		POLITIQUES ET AFFAIRES LÉGISLATIVES, PARTENARIATS STRATÉGIQUES ET CORRIDORS COMMERCIAUX

PROGRAM OBJECTIVES

To support the vision and mandate of the Department of Transportation and Infrastructure (DTI) by providing advice, coordination, and direction on policy and legislation, strategic partnerships and trade corridors.

OBJECTIFS DU PROGRAMME

Contribuer à la réalisation de la vision et du mandat du Ministère des Transports et de l'Infrastructure (MTI) en fournissant des avis et une orientation et en assurant la coordination en matière de politiques et de législation, de partenariats stratégiques et de corridors commerciaux.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

POLICY AND LEGISLATIVE AFFAIRS 882 POLITIQUES ET AFFAIRES LÉGISLATIVES

To support the vision and mandate of DTI by providing advice and expertise related to research, policy development, legislative affairs, correspondence, and to support the department's compliance with statutory and operational requirements. The branch is responsible for a number of corporate services, including: advancing Memoranda to Executive Council for direction and decisions related to agreements, policies, and financial transactions; processing requests under the *Right to Information and Protection of Privacy Act* ; coordinating Executive correspondence; advancing Legislative Officer investigations and audit files and leading the development of internal policies. The branch also develops and delivers internal communications strategies and initiatives for DTI.

Contribuer à la réalisation de la vision et du mandat du MTI en fournissant des conseils et une expertise en matière de recherche, d'élaboration de politiques, d'affaires législatives et de correspondance, et favoriser la conformité du Ministère aux exigences opérationnelles et législatives. La Direction est responsable de plusieurs services ministériels : la présentation de mémoires au Conseil exécutif afin d'obtenir des directives et des décisions relativement aux ententes, aux politiques et aux opérations financières; le traitement des demandes présentées en vertu de la *Loi sur le droit à l'information et la protection de la vie privée* ; la coordination de la correspondance des cadres; l'avancement des dossiers d'enquête et de vérification des hauts fonctionnaires de l'Assemblée législative; la direction de l'élaboration des politiques internes. La Direction se charge également d'élaborer et de mettre en œuvre des stratégies et des initiatives de communication interne pour le MTI.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

POLICY AND LEGISLATIVE AFFAIRS, STRATEGIC PARTNERSHIPS AND TRADE CORRIDORS (continued)		POLITIQUES ET AFFAIRES LÉGISLATIVES, PARTENARIATS STRATÉGIQUES ET CORRIDORS COMMERCIAUX (suite)
STRATEGIC PARTNERSHIPS AND TRADE CORRIDORS	723	DIRECTION DES PARTENARIATS STRATÉGIQUES ET DES CORRIDORS COMMERCIAUX
The branch is responsible for the provision of strategic direction, leadership, guidance, and oversight to the department and Province in the following areas; Strategic Partnerships and Intergovernmental Relations, NB Trade Corridor Development (related to the multimodal transportation sectors of air, rail, marine and public transit and administration and regulation of the *Shortline Railways Act*) and DTI Climate Change Initiatives.		La Direction fournit une orientation stratégique, un leadership, des conseils et une supervision au Ministère et au gouvernement provincial dans les secteurs suivants : partenariats stratégiques et relations intergouvernementales, développement des corridors commerciaux au Nouveau-Brunswick (relativement aux secteurs de transport aérien, ferroviaire et maritime multimodal, au transport en commun et à l'administration et à la réglementation de la *Loi sur les chemins de fer de courtes lignes*) et projets relatifs aux changements climatiques du MTI.
TOTAL	1,605	TOTAL

	MAINTENANCE		ENTRETIEN

PROGRAM OBJECTIVES

To operate and maintain all designated highways, structures, ferries, a radio communication system, departmental buildings and grounds, and associated infrastructure.

OBJECTIFS DU PROGRAMME

Exploiter et entretenir toutes les routes désignées, les ouvrages d'art, les traversiers, un système de radiocommunication, les bâtiments et terrains du Ministère ainsi que l'infrastructure qui y est associée.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

OPERATIONS	1,017	OPÉRATIONS
Provision of managerial, technical and professional engineering expertise for the maintenance program and for public-private partnerships.		Offrir des conseils techniques et de gestion professionnels en ingénierie pour le programme d'entretien et les partenariats public-privé.
HIGHWAY MAINTENANCE - SUMMER	36,379	ENTRETIEN DES ROUTES EN ÉTÉ
Provision of summer maintenance services on the provincial highway network.		Assurer les services d'entretien en été des routes du réseau routier provincial.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

MAINTENANCE (continued)		ENTRETIEN (suite)

BRIDGE MAINTENANCE — 16,769 — **ENTRETIEN DES PONTS**

Provision of structural maintenance and inspection of provincial bridges, culverts, and seawalls associated with the provincial highway network.

Effectuer l'entretien et l'inspection structurels des ponts provinciaux, des ponceaux et des ouvrages longitudinaux associés au réseau routier provincial.

TRAFFIC ENGINEERING — 9,451 — **TECHNIQUES DE LA CIRCULATION**

Provision of technical support regarding traffic safety, traffic control devices, signage and lighting requirements in the design, construction and maintenance of highways.

Assurer un soutien technique relatif à la sécurité routière, aux dispositifs de régulation de la circulation, à la signalisation et aux exigences en matière d'éclairage pour la conception, la construction et l'entretien des routes.

FERRY OPERATIONS — 35,590 — **EXPLOITATION DES TRAVERSIERS**

Provision of vehicle-passenger ferry services as connecting links to the provincial highway system.

Fournir des services de traversier pour passagers et véhicules assurant le lien avec le réseau routier provincial.

RADIO COMMUNICATIONS — 10,012 — **RADIO COMMUNICATIONS**

Provision and administration of various types of radio communications systems including the New Brunswick Trunked Mobile Radio (NBTMR), the province's Public Safety Radio Communications system, providing emergency communications support to various First Responders, emergency measures and volunteer organizations as well as, the operations and maintenance of the Provincial Integrated Radio System (IRCS) and the operation of the Provincial Mobile Communications Center (PMCC). Provision and administration of AVL/GPS services for the Government fleet of vehicles.

Fourniture et administration de divers types de systèmes de radiocommunications, dont le système de radiocommunications mobiles à ressources partagées du Nouveau-Brunswick (RMRPNB), du système provincial de radiocommunications pour la sécurité publique assurant le soutien des communications d'urgence pour divers premiers intervenants et organismes de mesures d'urgence et de bénévoles, exploitation et entretien du réseau intégré de radiocommunications provincial (RIRC) et exploitation du Centre provincial de communications mobiles (CPCM). Fourniture et administration des services de LAV par GPS pour le parc de véhicules du gouvernement.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

MAINTENANCE (continued)		ENTRETIEN (suite)

ENVIRONMENTAL SERVICES	521	SERVICES ENVIRONNEMENTAUX

To provide environmental services for the delivery of various departmental programs. Environmental services include technical advice and support, conducting environmental and archaeological assessments, obtaining various permits and approvals, contaminated sites management, water systems management, environmental training, follow-up and compliance monitoring, wildlife management, fish and wetland habitat offsetting, and First Nations Consultation and engagement.

Fournir des services environnementaux pour la prestation de divers programmes ministériels. Les services environnementaux comprennent le soutien et des conseils techniques, la réalisation d'évaluations environnementales et archéologiques, l'obtention de divers permis et autorisations, la gestion des sites contaminés, la gestion des réseaux d'alimentation en eau, la formation sur l'environnement, le suivi et la surveillance de la conformité, la gestion de la faune, la compensation de l'habitat des poissons et des terres humides, ainsi que la consultation et la mobilisation des Premières Nations.

TOTAL	109,739	TOTAL

WINTER MAINTENANCE		ENTRETIEN PENDANT L'HIVER

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

To provide winter maintenance services including snow removal and ice control on the provincial highway network.

Assurer les services d'entretien en hiver, dont le déneigement et le déglaçage, du réseau routier provincial.

TOTAL	77,840	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

BRIDGE AND HIGHWAY CONSTRUCTION		CONSTRUCTION DES PONTS ET DES ROUTES

PROGRAM OBJECTIVES

To provide professional and technical support services for the project development, strategic partnering initiatives, planning as well as surveying, design and construction of highways and bridges. As well as land acquisition for highways, buildings and other government departments and property disposal for government.

OBJECTIFS DU PROGRAMME

Fournir des services de soutien professionnel et technique pour l'élaboration de projets, les initiatives de partenariats stratégiques, ainsi que pour la planification, l'arpentage, la conception et la construction de routes et de ponts. Offrir des services d'acquisition de terrains pour les routes et les bâtiments et pour le compte d'autres ministères, de même que des services d'aliénation de biens gouvernementaux.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

HIGHWAY DESIGN   757   TRACÉ DES ROUTES

Coordination of funding and activities related to the provincial arterial highway program, provincial bridge program, and other major project areas. Provide material testing, research, engineering application support, engineering surveys, hydraulic, and geological/geotechnical engineering services in support of project designs. Complete designs and prepare tender documents for grading, paving, structures and the designated highway program as well as provide structural maintenance and inspection of provincial bridges, culverts and seawalls.

Coordonner les activités et le financement liés au programme provincial d'amélioration des routes de grande communication, au programme provincial des ponts, et à d'autres secteurs de projets importants. Effectuer l'essai des matériaux et des recherches, fournir un soutien pour les applications d'ingénierie, effectuer des levés techniques et assurer la prestation de services techniques dans les domaines hydraulique, géologique et géotechnique afin de soutenir la conception des projets. Concevoir les travaux et préparer les documents d'appel d'offres pour le terrassement, l'asphaltage, les ouvrages d'art et le programme des routes désignées, et effectuer l'entretien et l'inspection structurels des ponts, des ponceaux et des ouvrages longitudinaux de la province.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

BRIDGE AND HIGHWAY CONSTRUCTION (continued)		CONSTRUCTION DES PONTS ET DES ROUTES (suite)
CAPITAL PROJECTS	1,272	PROJETS D'IMMOBILISATIONS

Responsible for the development, management, and oversight of the various Buildings and Transportation (Capital) portfolios, to execute the capital projects in a consistent, transparent, and focused manner. Provide tactical and technical advice to facilitate the capital rehabilitation of DTI assets as supported by asset modeling and various data collection systems and provide professional and technical services to prepare, respond, recover, and prevent / mitigate against emergency situations to minimize the impact of disaster events and incidents on transportation infrastructure. In addition, the branch develops trucking policy and partnerships with industry and issues special permits for the movement of indivisible oversize and/or overweight loads, as well as unique vehicle configurations traveling on New Brunswick highways.

Responsable de l'élaboration, de la gestion et de la surveillance des divers portefeuilles des bâtiments et des transports (immobilisations), notamment du plan quinquennal de gestion des immobilisations, et de la réalisation des projets d'immobilisations d'une manière uniforme, transparente et ciblée. Fournir des conseils tactiques et techniques afin de faciliter la remise en état des actifs du MTI en s'appuyant sur la modélisation des actifs et divers systèmes de collecte de données, et offrir des services professionnels et techniques pour la préparation, l'intervention, le rétablissement, la prévention et l'atténuation dans les situations d'urgence afin de limiter l'impact des catastrophes et des incidents graves sur l'infrastructure de transport. De plus, la Direction établit des politiques sur le camionnage et des partenariats avec l'industrie, et elle délivre des permis spéciaux pour le transport de charges indivisibles de poids ou de dimensions excédentaires ainsi que pour des configurations particulières de véhicules sur le réseau routier du Nouveau-Brunswick.

CONSTRUCTION	598	CONSTRUCTION

Monitor contracts and projects for construction and rehabilitation of provincial highways and bridges to ensure completion in accordance with the issued plans and specifications.

Surveiller les contrats et les projets de construction et de réfection des routes et des ponts provinciaux pour qu'ils soient exécutés conformément aux plans et devis.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

BRIDGE AND HIGHWAY CONSTRUCTION (continued)		CONSTRUCTION DES PONTS ET DES ROUTES (suite)
PROPERTY SERVICES BRANCH	798	DIRECTION DES SERVICES IMMOBILIERS

Responsible for the preparation of legal surveys; valuation and acquisition of properties for highway and government infrastructure projects; expropriation process; management, maintenance and disposal of surplus government properties; personal and real property damage claims involving the department; discontinuance of highways; land use, highway usage and access control permitting and review and acceptance of public streets.

Assumer les fonctions suivantes : préparation des levés officiels: évaluation et acquisition de biens pour les projets routiers et d'infrastructure du gouvernement; direction du processus d'expropriation; gestion, entretien et aliénation des biens excédentaires du gouvernement; règlement des réclamations pour dommages matériels et personnels concernant le Ministère; désaffectation des routes; délivrance des permis d'utilisation des terres, d'usage routier et de contrôle de l'accès; examen et acceptation des rues publiques.

Property Management	1,688	Gestion des biens	1 688
Recovered by chargeback	(890)	Récupération par facturation	(890)
TOTAL	3,425	TOTAL	

BUILDINGS GROUP		GROUPE DES BÂTIMENTS

PROGRAM OBJECTIVES

To provide suitable facilities for government departments.

OBJECTIFS DU PROGRAMME

Fournir des locaux adéquats à tous les ministères gouvernementaux.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

DESIGN AND CONSTRUCTION	1,181	CONCEPTION ET CONSTRUCTION

Management of planning, design, construction and renovation of public buildings.

Administrer la planification, la conception, la construction et la rénovation des bâtiments publics.

FACILITIES MANAGEMENT	69,962	GESTION DES LOCAUX

Operation and maintenance of provincial properties and management of leased buildings.

Assurer l'utilisation et l'entretien des biens de la province, ainsi que la gestion des bâtiments loués à bail.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

BUILDINGS GROUP (continued)		GROUPE DES BÂTIMENTS (suite)
GRANT IN LIEU OF MUNICIPAL REAL PROPERTY TAXES	82,112	SUBVENTION EN REMPLACEMENT DE L'IMPÔT FONCIER MUNICIPAL
To provide funding for grants to municipalities in lieu of municipal real property tax.		Fournir le financement nécessaire pour accorder aux municipalités des subventions en remplacement de l'impôt foncier municipal.
TOTAL	153,255	TOTAL

NEW BRUNSWICK HIGHWAY CORPORATION		SOCIÉTÉ DE VOIRIE DU NOUVEAU-BRUNSWICK
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide funding to the Corporation for payment of highway maintenance and other related costs for designated sections of the highway network.		Fournir des fonds à la société afin de payer les frais d'entretien des routes et d'autres frais connexes pour certains tronçons désignés du réseau routier.
TOTAL	28,148	TOTAL
TOTAL - DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE	396,466	TOTAL - MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
Less amounts authorized by law	27,409	Moins crédits autorisés par la loi
TO BE VOTED	369,057	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
84,520	79,158	Bridges / Ponts...……	92,920
278,650	316,183	Highways / Routes...…	327,775
20,000	20,894	Provincial-Municipal Highway Partnership / Partenariat pour les routes provinciales-municipales...................	25,000
94,240	86,918	Federal-Provincial Cost-Shared Program / Programme fédéral-provincial à frais partagés................................	59,288
30,000	30,000	Vehicle Management Agency / Agence de gestion des véhicules...…………	30,000
342,951	301,926	Public Works and Infrastructure / Travaux publics et infrastructure...………	441,696
850,361	835,079	TOTAL...…………	976,679

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
		PUBLIC WORKS AND INFRASTRUCTURE / TRAVAUX PUBLICS ET INFRASTRUCTURE	
4,000	4,000	Capital Administration / Gestion des immobilisations................	4,000
		Capital Construction / Installations permanentes	
2,195	875	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……………………………………	2,800
79,149	70,324	Education and Early Childhood Development / Éducation et Développement de la petite enfance……………………………	154,804
94,987	64,113	Health / Santé …………………………………………	96,321
32,900	8,828	Justice and Public Safety / Justice et Sécurité publique……...…	38,736
0	0	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail……………………………	3,500
8,500	10,194	Transportation and Infrastructure / Transports et Infrastructure……………………………………………	4,250
217,731	154,334	Total Capital Construction / Total des installations permanentes………………………………………………	300,411
		Capital Improvements / Améliorations des biens immobiliers	
30,200	39,200	Education and Early Childhood Development / Éducation et Développement de la petite enfance……………………………	30,000
42,500	40,767	Health / Santé …………………………………………	59,100
1,685	1,685	Justice and Public Safety / Justice et Sécurité publique……...…	2,200
60	60	Legislative Assembly / Assemblée législative……...…………	60
3,900	4,783	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail……………………………	3,900
42,875	57,097	Transportation and Infrastructure / Transports et Infrastructure……………………………………………	42,025
121,220	143,592	Total Capital Improvements / Total des améliorations des biens immobiliers………………………………………………	137,285
342,951	301,926	TOTAL - PUBLIC WORKS AND INFRASTRUCTURE / TOTAL - TRAVAUX PUBLICS ET INFRASTRUCTURE……………………………	441,696

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
120	120	Government House / Résidence du lieutenant-gouverneur…….	140
1,800	1,800	Land Management Fund / Fonds pour l'aménagement des terres……………………………………………………….	1,800
1,920	1,920	TOTAL……………………………………………………	1,940

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2024–2025 ESTIMATE / PRÉVISIONS
		Vehicle Management Agency / Agence de gestion des véhicules	
		Revenue / Recettes	
109,900	105,900	Chargebacks / Rétrofacturation……………………………………	107,600
500	1,314	Revenue from Sales of Vehicles and Equipment / Recettes provenant de la vente de véhicules et de matériel………………	800
110,400	107,214	Total Revenue / Recettes globales………………………………	108,400
		Expenditure / Dépenses	
109,900	112,041	Total Expenditures / Dépenses globales…………………………	108,400
500	(4,827)	Surplus (Deficit) / Excédent (Déficit)……………………………	0
		TO BE VOTED / À VOTER……………………………………	0

--- Section 4 ---

REVENUE / RECETTES

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2024–2025 ESTIMATE / PRÉVISIONS
12,180	11,439	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches	12,392
178,405	191,883	Education and Early Childhood Development / Éducation et Développement de la petite enfance	175,131
3,770	3,855	Environment and Local Government / Environnement et Gouvernements locaux	3,763
10,041,232	10,407,783	Finance and Treasury Board / Finances et Conseil du Trésor	11,070,309
3,315	21,370	General Government / Gouvernement général	20,596
158,566	170,316	Health / Santé	166,866
257,933	268,853	Justice and Public Safety / Justice et Sécurité publique	235,688
603	660	Legislative Assembly / Assemblée législative	680
84,258	96,403	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie	101,188
55,916	61,616	New Brunswick Housing Corporation / Société d'habitation du Nouveau-Brunswick	58,966
6,133	15,846	Opportunities New Brunswick / Opportunités Nouveau-Brunswick	6,100
648,708	695,690	Other Agencies / Autres organismes	724,221
138,717	158,878	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	137,661
0	1,169	Regional Development Corporation / Société de développement régional	1,062
31,408	43,007	Social Development / Développement social	45,029
5,445	6,200	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	7,752
7,184	7,726	Transportation and Infrastructure / Transports et Infrastructure	6,769
11,633,773	12,162,695	Total - Gross Revenue from Ordinary Account / Recettes brutes de compte ordinaire	12,774,173
		Less: Inter-account Transactions / Moins : Opérations intercomptes	
8,129	8,129	Finance and Treasury Board / Finances et Conseil du Trésor	8,129
4,498	4,488	Other Agencies / Autres organismes	4,591
12,627	12,617	Total - Inter-account Transactions / Opérations intercomptes	12,720
11,621,146	12,150,078	TOTAL - Ordinary Account (net) / Compte ordinaire (net)	12,761,453

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY SOURCE / SELON LA PROVENANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Taxes / Taxes et impôts	
2,261,000	2,320,000	Personal Income Tax / Impôt sur le revenu des particuliers	2,440,000
636,200	607,000	Corporate Income Tax / Impôt sur le revenu des sociétés	690,200
469,300	464,400	Provincial Real Property Tax / Impôt foncier provincial	506,500
1,901,600	2,248,200	Harmonized Sales Tax / Taxe de vente harmonisée	2,380,900
200,500	200,500	Gasoline and Motive Fuels Tax / Taxe sur l'essence et les carburants	200,000
4,000	0	Carbon Emitting Products Tax / Taxe sur les produits émetteurs de carbone	0
95,000	80,000	Tobacco Tax / Taxe sur le tabac	75,000
500	500	Pari-Mutuel Tax / Taxe sur le pari mutuel	500
76,500	86,278	Insurance Premium Tax / Taxe sur les primes d'assurance	91,255
48,000	48,000	Real Property Transfer Tax / Taxe sur le transfert de biens réels	49,000
27,000	48,000	Financial Corporation Capital Tax / Taxe sur le capital des corporations financières	34,500
13,000	13,000	Cannabis Duty / Droit sur le cannabis	14,000
0	0	Vaping Duty / Droit sur les produits de vapotage	1,000
16,000	16,000	Penalties and Interest / Pénalités et intérêts	16,000
5,748,600	6,131,878	Sub-Total - Taxes / Total partiel - taxes et impôts	6,498,855
		Return on Investment / Produits de placements	
203,700	221,700	Net Income / Bénéfice net	248,300
21,200	38,807	Interest and Investment Income / Intérêts créditeurs et revenus de placements	35,407
800	5,240	Other / Autres	800
225,700	265,747	Sub-Total - Return on Investment / Total partiel - produits de placements	284,507
		Licences and Permits / Licences et permis	
143,545	147,950	Motor Vehicle / Véhicules à moteur	146,915
1,000	948	Liquor Control and Regulation / Réglementation des alcools	1,000
4,740	4,931	Fish and Wildlife / Poisson et faune	4,747
15	15	Forests / Forêts	15
2,715	2,834	Mines / Mines	2,834
13,241	14,243	General / Recettes générales	12,183
165,256	170,921	Sub-Total - Licences and Permits / Total partiel - licences et permis	167,694

COMPARATIVE STATEMENT OF ESTIMATED GROSS REVENUE /
ÉTAT COMPARATIF DES RECETTES BRUTES PRÉVUES
BY SOURCE / SELON LA PROVENANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Sale of Goods and Services / Vente de biens et services	
65,386	79,705	Institutional / Établissements	78,337
58,291	61,477	Intergovernmental / Intergouvernementale	46,698
3,199	3,829	Provincial Parks / Parcs provinciaux	5,286
115,212	122,651	Leases and Rentals / Baux et locations	119,028
290,496	300,063	General / Recettes générales	300,285
532,584	567,726	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	549,634
		Royalties / Redevances	
68,100	73,200	Forests / Forêts	80,600
2,194	2,338	Mines / Mines	2,628
70,294	75,538	Sub-Total - Royalties / Total partiel - redevances	83,228
		Agency Revenues / Recettes des organismes	
185,259	185,312	New Brunswick Lotteries and Gaming Corporation / Société des loteries et des jeux du Nouveau-Brunswick	187,046
21,000	22,700	Cannabis Management Corporation / Société de gestion du cannabis	21,900
206,259	208,012	Sub-Total - Agency Revenues / Total partiel - Recettes des organismes	208,946
6,976	6,276	Fines and Penalties / Amendes et peines	6,976
76,107	88,099	Miscellaneous / Recettes diverses	78,079
7,031,776	7,514,197	TOTAL - Own Source Revenue / Recettes de provenance interne	7,877,919

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED GROSS REVENUE /
ÉTAT COMPARATIF DES RECETTES BRUTES PRÉVUES
BY SOURCE / SELON LA PROVENANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Unconditional Grants - Canada / Subventions inconditionnelles - Canada	
2,631,293	2,631,293	Fiscal Equalization Payments / Paiements de péréquation	2,897,020
1,080,543	1,067,692	Canada Health Transfer / Transfert canadien en matière de santé	1,085,445
344,979	340,756	Canada Social Transfer / Transfert canadien en matière de programmes sociaux	352,406
1,866	1,866	Other / Autres	1,866
4,058,681	4,041,607	Sub-Total - Unconditional Grants - Canada / Total partiel - subventions inconditionnelles - Canada	4,336,737
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
40,711	40,711	Central Government Services / Services généraux du gouvernement	42,720
0	160	Economic Development / Développement économique	0
287,252	323,511	Education / Éducation	288,398
167,693	185,439	Health / Santé	188,714
4,549	4,549	Social Services / Services sociaux	4,549
43,111	52,520	Other / Autres recettes	35,136
543,316	606,891	Sub-Total - Conditional Grants - Canada / Total partiel - subventions conditionnelles - Canada	559,517
4,601,997	4,648,498	TOTAL - Grants from Canada / Subventions du Canada	4,896,254
11,633,773	12,162,695	TOTAL	12,774,173

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2024–2025 ESTIMATE / PRÉVISIONS
		Gross Capital Revenue / Recettes brutes en capital	
50	25	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie	50
50	50	New Brunswick Housing Corporation / Société d'habitation du Nouveau-Brunswick	50
42,639	37,087	Transportation and Infrastructure / Transports et Infrastructure	26,720
42,739	37,162	TOTAL	26,820

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY SOURCE / SELON LA PROVENANCE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Gross Capital Revenue / Recettes brutes en capital	
		Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	
2,600	2,760	Other / Autres recouvrements	3,200
2,600	2,760	TOTAL - Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	3,200
		Capital Recoveries - Canada / Recouvrements au compte de capital - Canada	
33,237	28,680	Transportation / Transports	18,940
4,794	3,282	Economic Development / Développement économique	2,100
2,108	2,440	Other / Autres recouvrements	2,580
40,139	34,402	TOTAL - Capital Recoveries - Canada / Recouvrements au compte de capital - Canada	23,620
42,739	37,162	TOTAL	26,820

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2024–2025 ESTIMATE / PRÉVISIONS
		Education and Early Childhood Development / Éducation et	
56,490	56,490	Développement de la petite enfance	65,252
49,730	72,155	Environment and Local Government / Environnement et Gouvernements locaux	34,697
1,016	916	Finance and Treasury Board / Finances et Conseil du Trésor	316
1,500	1,764	Health / Santé	1,500
16,669	18,790	Justice and Public Safety / Justice et Sécurité publique	18,027
		Natural Resources and Energy Development / Ressources naturelles et	
3,230	11,094	Développement de l'énergie	7,730
		New Brunswick Housing Corporation / Société d'habitation du	
510	950	Nouveau-Brunswick	510
		Post-Secondary Education, Training and Labour / Éducation postsecondaire,	
3,426	3,033	Formation et Travail	5,116
2,589	2,716	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	5,613
650	1,385	Transportation and Infrastructure / Transports et Infrastructure	650
		Total - Gross Revenue from Special Purpose Account / Recettes brutes	
135,810	169,295	de compte à but spécial	139,411
		Less: Inter-account Transactions / Moins : Opérations intercomptes	
2,380	3,290	Environment and Local Government / Environnement et Gouvernements locaux	14,025
1,400	1,400	Health / Santé	1,400
3,780	4,690	Total - Inter-account Transactions / Opérations intercomptes	15,425
132,030	164,605	TOTAL - Special Purpose Account (net) / Compte à but spécial (net)	123,986

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY SOURCE / SELON LA PROVENANCE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
10	10	Archives Trust Account / Compte en fiducie pour les archives	10
1,200	1,200	Arts Development Trust Fund / Fonds en fiducie pour l'avancement des arts	3,130
2,700	2,126	Canada Student Loans / Régime canadien de prêts aux étudiants	2,700
449	449	Canadian Family Justice Fund / Fonds canadien de justice familiale	449
950	850	Cannabis Education and Awareness Fund / Fonds d'éducation et de sensibilisation en matière de cannabis	250
47,000	65,310	Climate Change Fund / Fonds pour les changements climatiques	19,207
510	950	CMHC Funding Account / Compte de financement de la SCHL	510
30	30	Computers for Schools / Ordinateurs pour les écoles	30
0	950	Crime Prevention / Prévention de la criminalité	1,045
350	3,555	Environmental Trust Fund / Fonds en fiducie pour l'environnement	1,465
10,400	10,400	First Nations Educational Fund / Fonds d'éducation des Premières nations	11,200
300	394	GO NB! - Taking Action Through Sport / Allez-y NB! - L'action par le sport	394
1,500	1,764	Health Services Liability Protection Plan / Plan de protection de la responsabilité-services de santé	1,500
606	606	International Education Services / Services d'éducation internationale	606
650	1,385	Land Management Fund / Fonds pour l'aménagement des terres	650
300	300	Library Trust Fund / Fonds en fiducie pour les bibliothèques	300
2,364	2,199	Municipal Police Assistance Account / Compte d'aide aux services de police municipaux	2,364
207	207	National Safety Code Agreement / Entente concernant le Code national de sécurité	207
10,600	11,135	NB 911 Service Fund / Fonds pour le service d'urgence NB 911	10,600
79	112	Parlee Beach Maintenance / Entretien de la plage Parlee	79
0	7,300	Private Woodlot Sustainability Fund / Fonds de durabilité des boisés privés	4,500
150	471	Provincial Proceeds of Crime / Unité provinciale des produits de la criminalité	150
426	1,171	Recoverable Projects / Projets à frais recouvrables	2,116
2,380	3,290	Regional Services Support Fund / Fonds d'aide aux services régionaux	14,025
190	190	Scholarships and Trusts / Bourses et fiducies	190
39,138	39,138	School District Projects / Projets de districts scolaires	47,100
6,126	6,126	School District Self-sustaining Funds / Fonds autonomes de districts scolaires	6,126
1,000	1,000	Sport Development Trust Fund / Fonds en fiducie pour l'avancement du sport	2,000
56	56	Strait Crossing Finance Inc. / Strait Crossing Finance Inc.	56
230	230	Suspended Driver - Impaired Driving Re-education Program / Programme de réhabilitation des conducteurs ayant perdu leur permis pour conduite avec les facultés affaiblies	230
1,705	1,705	Trail Management Trust Fund / Fonds en fiducie pour la gestion des sentiers	1,705
2,669	3,149	Victim Services Account / Compte pour les services aux victimes	2,982
10	10	Viscount Bennett Trust Fund / Fonds en fiducie du Vicomte Bennett	10
1,525	1,525	Wildlife Trust Fund / Fonds en fiducie pour la faune	1,525
135,810	169,295	TOTAL	139,411

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2024–2025 ESTIMATE / PRÉVISIONS
		Gross Revenue from Special Operating Agencies / Recettes brutes d'organismes de services spéciaux	
4,899	5,246	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	4,955
219,686	187,983	Regional Development Corporation / Société de développement régional	223,835
7,592	7,429	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	9,286
110,400	107,214	Transportation and Infrastructure / Transports et Infrastructure	108,400
342,577	307,872	Total - Gross Revenue from Special Operating Agencies / Recettes brutes d'organismes de services spéciaux	346,476
		Less: Inter-account Transactions / Moins : Opérations intercomptes	
3,521	3,600	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	3,439
49,500	49,500	Regional Development Corporation / Société de développement régional	58,900
109,900	105,900	Transportation and Infrastructure / Transports et Infrastructure	107,600
162,921	159,000	Total - Inter-account Transactions / Opérations intercomptes	169,939
179,656	148,872	TOTAL - Special Operating Agencies (net) / Organismes de services spéciaux (net)	176,537

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY SOURCE / SELON LA PROVENANCE
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
49,198	49,198	Canada Community-Building Fund / Fonds pour le développement des collectivités du Canada	48,500
156,950	126,500	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée	165,100
5,039	4,717	Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks	5,453
11,600	11,135	Low Carbon Economy Leadership Fund / Fonds du leadership pour une économie à faibles émissions de carbone	9,335
1,438	1,527	Mactaquac Golf Course / Terrain de golf Mactaquac	1,531
4,899	5,246	New Brunswick College of Craft and Design / New Brunswick College of Craft and Design	4,955
1,938	1,150	New Building Canada Fund - Small Communities Fund / Nouveau Fonds Chantiers Canada - Fonds des petites collectivités	900
0	0	Other Provincial Parks / Autres parcs provinciaux	836
661	665	Parlee Beach Campground / Terrain de camping de la plage Parlee	991
454	520	Sugarloaf Lodge / Pavillon Sugarloaf	475
110,400	107,214	Vehicle Management Agency / Agence de gestion des véhicules	108,400
342,577	307,872	TOTAL	346,476

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2024–2025 ESTIMATE / PRÉVISIONS
700	1,950	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches	700
3,727	3,727	New Brunswick Housing Corporation / Société d'habitation du Nouveau-Brunswick	3,727
15,000	40,000	Opportunities New Brunswick / Opportunités Nouveau-Brunswick	10,000
45,000	45,000	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	45,000
64,427	90,677	TOTAL	59,427

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
400	550	Interest on Loans / Intérêts sur prêts	400
400	550	Sub-Total - Return on Investment / Total partiel - produits de placements	400
		Licences and Permits / Licences et permis	
		General / Recettes générales	
18	18	Farm Products Commission - Licences / Commission des produits de ferme - permis	18
225	225	Fish Processing and Buyers Licences / Permis de traitement du poisson et permis d'acheteurs	225
243	243	Sub-Total - Licences and Permits / Total partiel - licences et permis	243
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
274	217	New Brunswick Aquarium and Marine Centre / Aquarium et Centre marin du Nouveau-Brunswick	325
		Leases and Rentals / Baux et locations	
622	622	Aquaculture Leases / Baux d'aquaculture	622
245	270	Blueberry Leases / Baux de bleuetières	245

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
210	120	Potato Plantlet Sales / Vente de plantules de pomme de terre	210
4,457	4,000	Veterinary Services / Services vétérinaires	4,618
30	30	Service Charges / Frais de service	30
5,838	5,259	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	6,050
		Miscellaneous / Recettes diverses	
10	10	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	10
1	1	NSF Cheque Charges / Frais pour chèques sans provision	1
60	300	Other Miscellaneous Revenue / Autres recettes diverses	60
71	311	Sub-Total - Miscellaneous / Total partiel - recettes diverses	71
6,552	6,363	**TOTAL - Own Source Revenue / Recettes de provenance interne**	6,764
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Other / Autres recettes	
800	800	NB Agricultural Insurance Commission / Commission de l'assurance agricole du N.-B.	800
4,828	4,276	Sustainable Canadian Agricultural Partnership / Partenariat canadien pour une agriculture durable	4,828
5,628	5,076	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	5,628
12,180	11,439	**TOTAL**	12,392

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Recoveries / Recouvrements	
300	1,350	*Agricultural Development Act / Loi sur l'aménagement agricole*	300
400	600	*Fisheries and Aquaculture Development Act / Loi sur le développement des pêches et de l'aquaculture*	400
700	1,950	**TOTAL**	700

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Licences and Permits / Licences et permis	
		General / Recettes générales	
170	170	Other Licences and Permits / Autres licences et permis	170
170	170	Sub-Total - Licences and Permits / Total partiel - licences et permis	170
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
10,400	11,200	Tuition Fees / Frais de scolarité	11,200
10,400	11,200	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	11,200
		Miscellaneous / Recettes diverses	
200	200	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	200
30	30	Other Miscellaneous Revenue / Autres recettes diverses	30
230	230	Sub-Total - Miscellaneous / Total partiel - recettes diverses	230
10,800	11,600	**TOTAL - Own Source Revenue / Recettes de provenance interne**	11,600

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Education / Éducation	
13,804	13,804	Canada-New Brunswick Agreement on French First-Language Education and Second-Language Instruction / Entente Canada-Nouveau-Brunswick relative à l'enseignement en français langue première et à l'enseignement de la langue seconde	15,530
13,101	13,101	Multilateral Early Learning and Child Care Framework / Cadre multilatéral d'apprentissage et de garde des jeunes enfants	13,101
140,700	153,378	Canada-New Brunswick Early Learning and Child Care Agreement / Accord Canada-Nouveau-Brunswick sur l'apprentissage et la garde des jeunes enfants	134,900
167,605	180,283	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	163,531
178,405	191,883	**TOTAL**	175,131

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Computers for Schools / Ordinateurs pour les écoles	
		Own Source Revenue / Recettes de provenance interne	
30	30	Miscellaneous Revenue / Recettes diverses	30
30	30	**TOTAL - Computers for Schools / Ordinateurs pour les écoles**	30
		First Nations Educational Fund / Fonds d'éducation des Premières nations	
		Own Source Revenue / Recettes de provenance interne	
10,400	10,400	Miscellaneous Revenue / Recettes diverses	11,200
10,400	10,400	**TOTAL - First Nations Educational Fund / Fonds d'éducation des Premières nations**	11,200
		International Education Services / Services d'éducation internationale	
		Own Source Revenue / Recettes de provenance interne	
606	606	Miscellaneous Revenue / Recettes diverses	606
606	606	**TOTAL - International Education Services / Services d'éducation internationale**	606
		Scholarships and Trusts / Bourses et fiducies	
		Own Source Revenue / Recettes de provenance interne	
30	30	Return on Investment / Produits de placements	30
160	160	Miscellaneous Revenue / Recettes diverses	160
190	190	**TOTAL - Scholarships and Trusts / Bourses et fiducies**	190

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		School District Projects / Projets de districts scolaires	
		Own Source Revenue / Recettes de provenance interne	
39,138	39,138	Miscellaneous Revenue / Recettes diverses	47,100
39,138	39,138	**TOTAL - School District Projects / Projets de districts scolaires**	47,100
		School District Self-sustaining Funds / Fonds autonomes de districts scolaires	
		Own Source Revenue / Recettes de provenance interne	
1,000	1,000	Sale of Goods and Services / Vente de biens et services	1,000
5,126	5,126	Miscellaneous Revenue / Recettes diverses	5,126
6,126	6,126	**TOTAL - School District Self-sustaining Funds / Fonds autonomes de districts scolaires**	6,126
56,490	56,490	**TOTAL**	65,252

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
**DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX**
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
20	34	Other Interest Income / Autres intérêts créditeurs	34
20	34	Sub-Total - Return on Investment / Total partiel - produits de placements	34
		Licences and Permits / Licences et permis	
		General / Recettes générales	
660	660	Air Quality and Industrial Waste Control / Contrôle de la qualité de l'air et des déchets industriels	660
937	937	Air Quality and Industrial Waste Control - Designated Revenue / Contrôle de la qualité de l'air et des déchets industriels - recettes réservées	937
315	315	Petroleum Products Storage Systems / Réservoirs de stockage des produits pétroliers	264
16	0	Well Drillers and Contractors Licences / Permis de foreurs de puits et d'entrepreneurs en forage de puits	0
25	40	Other Licences and Permits / Autres licences et permis	40
66	90	Pesticide Permits / Pesticides - licences	90
21	21	Septage Licences / Licences de transporteurs de boues septiques	21
160	160	Marine Aquaculture Cage Operations / Exploitation de cages d'aquaculture marine	160
1,234	1,234	Water Quality and Industrial Waste Control / Contrôle de la qualité de l'eau et des déchets industriels	1,234
3,434	3,457	Sub-Total - Licences and Permits / Total partiel - licences et permis	3,406
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
110	110	Environmental Property Searches - Designated Revenue / Vérification des biens immobiliers à des fins environnementales - recettes réservées	110

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
43	50	Flood Forecasting / Prévisions d'inondations	50
108	108	Water and Sewage Systems - User Fees / Réseaux d'eau et d'égouts - frais aux usagers	108
55	55	Sales and Services - Other / Ventes et services - autres	55
316	323	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	323
		Miscellaneous / Recettes diverses	
0	41	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	0
0	41	Sub-Total - Miscellaneous / Total partiel - recettes diverses	0
3,770	3,855	**TOTAL - Own Source Revenue / Recettes de provenance interne**	3,763
3,770	3,855	**TOTAL**	3,763

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Climate Change Fund / Fonds pour les changements climatiques	
		Own Source Revenue / Recettes de provenance interne	
		Miscellaneous / Recettes diverses	
0	13,865	Output-Based Pricing System - Electricity Stream / Système de tarification fondé sur le rendement - volet d'électricité	12,786
0	4,445	Output-Based Pricing System - Industry Stream / Système de tarification fondé sur le rendement - volet industriel	6,421
0	18,310	Sub-Total - Miscellaneous / Total partiel - recettes diverses	19,207
47,000	47,000	Carbon Emitting Products Tax / Taxe sur les produits émetteurs de carbone	0
47,000	65,310	**TOTAL - Climate Change Fund / Fonds pour les changements climatiques**	19,207
		Environmental Trust Fund / Fonds en fiducie pour l'environnement	
		Own Source Revenue / Recettes de provenance interne	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
80	860	Other Interest Income / Autres intérêts créditeurs	887
270	676	Investment Income / Revenus de placements	578
350	1,536	Sub-Total - Return on Investment / Total partiel - produits de placements	1,465
0	2,019	Sale of Goods and Services / Vente de biens et services	0
350	3,555	**TOTAL - Environmental Trust Fund / Fonds en fiducie pour l'environnement**	1,465

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Regional Services Support Fund / Fonds d'aide aux services régionaux	
		Own Source Revenue / Recettes de provenance interne	
2,380	3,290	Transfers from Departments / Transferts des ministères *	14,025
2,380	3,290	**TOTAL - Regional Services Support Fund / Fonds d'aide aux services régionaux**	14,025
49,730	72,155	**TOTAL**	34,697

* Inter-account transaction account / Compte d'opérations intercomptes

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Taxes / Taxes	
		Taxes on Income / Impôts sur le revenu	
		Personal / Particuliers	
2,261,000	2,320,000	Provincial Income Tax - Individuals / Impôt provincial sur le revenu des particuliers	2,440,000
		Corporations / Sociétés	
636,200	607,000	Provincial Income Tax - Corporations / Impôt provincial sur le revenu des sociétés	690,200
2,897,200	2,927,000	Sub-Total - Taxes on Income / Total partiel - impôts sur le revenu	3,130,200
		Taxes on Property / Impôts sur les biens fonciers	
		Provincial Tax / Impôt provincial	
461,171	456,271	Provincial Real Property Tax (net) / Impôt foncier provincial (net)	498,371
8,129	8,129	Inter-account transactions / Opérations intercomptes	8,129
469,300	464,400	Sub-Total - Taxes on Property / Total partiel - impôts sur les biens fonciers	506,500
		Taxes on Consumption / Taxes à la consommation	
		Retail Sales / Ventes au détail	
1,996,600	2,343,200	Harmonized Sales Tax / Taxe de vente harmonisée	2,473,900
(95,000)	(95,000)	Less: HST Credit for Low- and Middle-Income Families / Moins : Crédit pour la TVH à l'intention des familles à revenu faible ou moyen	(93,000)
1,901,600	2,248,200	HST: net of credit / TVH : déduction faite du crédit	2,380,900

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Gasoline and Motive Fuels / Essence et carburants	
200,500	200,500	Gasoline and Motive Fuels Tax / Taxe sur l'essence et les carburants	200,000
		Carbon Emitting Products / Produits émetteurs de carbone	
51,000	47,000	Carbon Emitting Products Tax / Taxe sur les produits émetteurs de carbone	0
(47,000)	(47,000)	Less: Climate Change Fund / Moins : Fonds pour les changements climatiques	0
4,000	0	Carbon Emitting Products Tax: net / Taxe sur les produits émetteurs de carbone : nette	0
		Tobacco / Tabac	
95,000	80,000	Tobacco Tax / Taxe sur le tabac	75,000
		Pari-Mutuel / Pari mutuel	
500	500	Pari-Mutuel Tax / Taxe sur le pari mutuel	500
2,201,600	2,529,200	Sub-Total - Taxes on Consumption / Total partiel - taxes à la consommation	2,656,400
		Other Taxes / Autres taxes	
		Other / Autres recettes	
72,100	81,278	Insurance Premium Tax / Taxes sur les primes d'assurance	86,155
48,000	48,000	Real Property Transfer Tax / Taxe sur le transfert de biens réels	49,000
27,000	48,000	Financial Corporation Capital Tax / Taxe sur le capital des corporations financières	34,500
13,000	13,000	Cannabis Duty / Droit sur le cannabis	14,000
0	0	Vaping Duty / Droit sur les produits de vapotage	1,000
160,100	190,278	Sub-Total - Other Taxes / Total partiel - autres taxes	184,655
		Penalties and Interest / Pénalités et intérêts	
16,000	16,000	Penalties and Interest / Pénalités et intérêts	16,000
5,744,200	6,126,878	**TOTAL - Taxes / Taxes**	6,493,755

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Agency Revenues / Recettes des organismes	
		New Brunswick Lotteries and Gaming Corporation / Société des loteries et des jeux du Nouveau-Brunswick	
179,999	179,397	Lotteries and Gaming Revenues / Recettes des loteries et des jeux	180,971
		Cannabis Management Corporation / Société de gestion du cannabis	
21,000	22,700	Cannabis Revenue / Recettes du cannabis	21,900
200,999	202,097	Sub-Total - Agency Revenues / Total partiel - Recettes des organismes	202,871
		Sale of Goods and Services / Vente de biens et services	
		General / Recettes générales	
15	15	Consumption Tax Status Reports / Rapports sur la taxe à la consommation	15
35,400	35,089	Service Charges / Frais de services	34,894
35	35	Small Business Investor Tax Credit / Crédit d'impôt pour les investisseurs dans les petites entreprises	35
650	650	Tax Certificates - Sales / Certificats d'impôt - ventes	600
12	12	Sales and Services - Other / Ventes et services - autres	12
36,112	35,801	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	35,556
		Miscellaneous / Recettes diverses	
50	60	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	50
500	650	Insurance Recoveries / Recouvrements d'assurances	650
690	690	Other Miscellaneous Revenue / Autres recettes diverses	690
1,240	1,400	Sub-Total - Miscellaneous / Total partiel - recettes diverses	1,390
5,982,551	6,366,176	**TOTAL - Own Source Revenue / Recettes de provenance interne**	6,733,572

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Unconditional Grants - Canada / Subventions inconditionnelles - Canada	
		Fiscal Equalization / Péréquation fiscale	
2,631,293	2,631,293	Fiscal Equalization Payments / Paiements de péréquation fiscale	2,897,020
		Canada Health and Social Transfers / Transferts canadiens en matière de santé et de programmes sociaux	
1,080,543	1,067,692	Canada Health Transfer / Transfert canadien en matière de santé	1,085,445
344,979	340,756	Canada Social Transfer / Transfert canadien en matière de programmes sociaux	352,406
		Other / Autres	
1,866	1,866	Statutory Subsidies / Subventions légales	1,866
4,058,681	4,041,607	**TOTAL - Unconditional Grants - Canada / Subventions inconditionnelles - Canada**	4,336,737
10,041,232	10,407,783	**TOTAL**	11,070,309

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Archives Trust Account / Compte en fiducie pour les archives	
		Unconditional Grants - Canada / Subventions inconditionnelles - Canada	
10	10	Other Unconditional Grants / Autres subventions inconditionnelles	10
10	10	**TOTAL - Archives Trust Account / Compte en fiducie pour les archives**	10
		Cannabis Education and Awareness Fund / Fonds d'éducation et de sensibilisation en matière de cannabis	
		Own Source Revenue / Recettes de provenance interne	
950	850	Miscellaneous / Recettes diverses	250
950	850	**TOTAL - Cannabis Education and Awareness Fund / Fonds d'éducation et de sensibilisation en matière de cannabis**	250
		Strait Crossing Finance Inc. / Strait Crossing Finance Inc.	
		Own Source Revenue / Recettes de provenance interne	
29	29	Return on Investment / Produits de placements	29
27	27	Miscellaneous / Recettes diverses	27
56	56	**TOTAL - Strait Crossing Finance Inc. / Strait Crossing Finance Inc.**	56
1,016	916	**TOTAL**	316

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Indigenous Affairs / Affaires autochtones	
		Own Source / Provenance interne	
		Miscellaneous / Recettes diverses	
500	500	Other Miscellaneous Revenue / Autres recettes diverses	0
500	500	Sub-Total - Miscellaneous / Total partiel - recettes diverses	0
500	500	**TOTAL - Own Source Revenue / Recettes de provenance interne**	0
500	500	**TOTAL - Indigenous Affairs / Affaires autochtones**	0
		Intergovernmental Affairs / Affaires intergouvernementales	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Other / Autres	
2,210	2,410	Francophonie and Official Languages Program / Programme de la Francophonie et des Langues officielles	2,210
2,210	2,410	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	2,210
2,210	2,410	**TOTAL - Intergovernmental Affairs / Affaires intergouvernementales**	2,210

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Advantage Savings Fund / Fonds d'épargne Avantage	
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
0	14,600	Other Interest Income / Autres intérêts créditeurs	13,405
0	14,600	Sub-Total - Return on Investment / Total partiel - produits de placements	13,405
0	14,600	**TOTAL - Own Source Revenue / Recettes de provenance interne**	13,405
0	14,600	**TOTAL - Advantage Savings Fund / Fonds d'épargne Avantage**	13,405
		Women's Equality / Égalité des femmes	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Other / Autres	
605	3,860	Other Conditional Grants / Autres subventions conditionnelles	4,981
605	3,860	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	4,981
605	3,860	**TOTAL - Women's Equality / Égalité des femmes**	4,981
3,315	21,370	**TOTAL**	20,596

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
75	75	Other Interest Income / Autres intérêts créditeurs	75
75	75	Sub-Total - Return on Investment / Total partiel - produits de placements	75
		Licences and Permits / Licences et permis	
		General / Recettes générales	
871	875	Food Premises Licences / Permis d'établissements de service alimentaire	871
0	0	Other Licences and Permits / Autres licences et permis	100
400	400	Sewage System Application and Installer Licences / Système d'égouts - application et permis d'installateur	400
1,271	1,275	Sub-Total - Licences and Permits / Total partiel - licences et permis	1,371
		Sale of Goods and Services / Vente de biens et services	
		General / Recettes générales	
3,000	2,700	Ambulance Services - New Brunswick Residents / Services ambulanciers - résidents du Nouveau-Brunswick	3,000
700	0	Ambulance Services - Out-of-Province Residents / Services ambulanciers - résidents hors province	700
350	350	Hospital Services - Third Party Recoveries / Services hospitaliers - recouvrements auprès des tiers	350
50	50	Medical Services Plan - Third Party Recoveries / Régime de services médicaux - recouvrements auprès des tiers	50
37,000	37,000	Recovery Levy / Prélèvement pour recouvrement	37,000
41,100	40,100	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	41,100

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Miscellaneous / Recettes diverses	
350	350	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	350
100	100	Other Miscellaneous Revenue / Autres recettes diverses	100
450	450	Sub-Total - Miscellaneous / Total partiel - recettes diverses	450
42,896	41,900	**TOTAL - Own Source Revenue / Recettes de provenance interne**	42,996
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Health / Santé	
0	969	Canada Health Infoway Master Services Agreement / Contrat cadre de service d'Inforoute Santé du Canada	0
12,335	12,335	Home Care Services / Services de soins à domicile	12,335
12,335	12,335	Mental Health Services / Services de santé mentale	12,335
0	5,987	Canada Safe Restart Agreement - Health Analytics / Accord sur la relance sécuritaire - Canada - Analytique en matière de santé	0
0	5,300	COVID-19 Proof of Vaccination Fund / Fonds pour la preuve de vaccination contre la COVID-19	8,200
91,000	91,000	FPT Bilateral Health Agreement (2023-2033) / Entente bilatérale FPT sur la santé (2023-2033)	91,000
0	490	Health - Other / Santé - autre	0
115,670	128,416	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	123,870
158,566	170,316	**TOTAL**	166,866

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Health Services Liability Protection Plan / Plan de protection de la responsabilité-services de santé	
		Own Source Revenue / Recettes de provenance interne	
100	364	Return on Investment / Produits de placements	100
1,400	1,400	Transfers from Departments / Transferts des ministères *	1,400
1,500	1,764	**TOTAL - Health Services Liability Protection Plan / Plan de protection de la responsabilité-services de santé**	1,500
1,500	1,764	**TOTAL**	1,500

* Inter-account transaction account / Compte d'opérations intercomptes

- 199 -

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES

DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /

MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Other Taxes / Autres taxes	
		Taxes on Insurance Premiums / Taxes sur les primes d'assurance	
4,400	5,000	*Fire Prevention Act / Loi sur la prévention des incendies*	5,100
4,400	5,000	Sub-Total - Other Taxes / Total partiel - autres taxes	5,100
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
45	57	Other Interest Income / Autres intérêts créditeurs	45
2	7	Foreign Exchange / Opérations de change	2
47	64	Sub-Total - Return on Investment / Total partiel - produits de placements	47
		Licences and Permits / Licences et permis	
		Motor Vehicle / Véhicules à moteur	
119,500	122,240	*Motor Vehicle Act* - Fees / *Loi sur les véhicules à moteur* - droits	121,870
20,100	21,459	*Motor Vehicle Act* - Drivers Licencing / *Loi sur les véhicules à moteur* - permis de conduire	21,000
1,700	1,806	*Off-Road Vehicle Act / Loi sur les véhicules hors route*	1,700
630	630	International Registration Plan (IRP) - Designated Revenue / Plan d'immatriculation international (PII) - recettes réservées	630
		Liquor Control and Regulation / Réglementation des alcools	
1,000	948	Liquor Licencing Board / Commission des licences et permis d'alcool	1,000

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
16	16	Amusement Devices - Registration and Inspection / Attractions mécaniques - enregistrement et inspection	16
9	9	Salvage Dealers Licences / Licences de brocanteurs	9
185	252	Private Investigators and Security Guards - Licences / Licences de détectives privés et de gardiens	185
1,800	1,881	Boiler and Pressure Vessel Design and Inspection / Frais d'inspection et de conception des chaudières et appareils à pression	1,800
550	546	Gas, Propane, etc. - Licences and Permits / Gaz, propane, etc. - licences et permis	550
800	815	Elevator Specification and Inspection / Frais de devis et d'inspection des ascenseurs	800
1,800	2,756	Electrical Installations and Inspections - Licences, etc. / Montage et inspection des installations électriques - licences, etc.	2,000
1,000	1,245	Plumbing - Licences and Permits / Plomberie - licences et permis	1,000
50	35	New Brunswick Film Classification Board - Licences and Fees / Bureau de cote des films du Nouveau-Brunswick - permis et droits	40
149,140	154,639	Sub-Total - Licences and Permits / Total partiel - licences et permis	152,600
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
1,750	2,288	Sale of Goods and Services - Other - Designated Revenue / Vente de biens et services - autres - recettes réservées	1,870
		Intergovernmental / Recettes intergouvernementales	
53,904	53,991	Recoveries from Municipalities - RCMP / Recouvrements des municipalités - GRC	42,961

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
		Provincial Offences Procedure Act - Administration Fees / *Loi sur la*	
6	5	*procédure applicable aux infractions provinciales* - frais d'administration	6
4	4	Certified Copies of Documents - Fees / Copies conformes de documents - frais	4
175	174	Divorce - Fees / Divorce - frais	175
2,000	2,710	Probate Court / Cour des successions	2,265
100	63	Court Transcripts - Fees / Transcription de la cour - droits	60
76	76	Data Services / Services informatiques	76
11	14	Appeal Court Fees / Cour d'appel - droits	11
250	455	Sheriffs - Fees / Shérifs - droits	350
450	446	Court of King's Bench - Filing Fees / Cour du Banc du Roi - droits de greff	450
181	190	Small Claims Fees / Petites créances - frais	176
40	62	Office of Support Enforcement / Bureau de l'exécution des ordonnances de soutien	40
21	7	Certificates of Conviction / Certificats de déclaration de culpabilité	21
58,968	60,483	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	48,465

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Fines and Penalties / Amendes et peines	
20	12	*Liquor Control Act* - Fines / *Loi sur la réglementation des alcools* - amendes	20
1,100	1,198	Provincial Court - Fines - Criminal Code / Cour provinciale - amendes - Code criminel	1,100
200	98	Provincial Court - Fines - Provincial and Municipal Statutes / Cour provinciale - amendes - lois provinciales et arrêtés municipaux	200
3	2	Court of King's Bench - Fines / Cour du Banc du Roi - amendes	3
13	44	*Contraventions Act* - Fines / Amendes relatives à la *Loi sur les contraventions*	13
5,250	4,510	*Motor Vehicle Act* - Fines / *Loi sur les véhicules à moteur* - amendes	5,250
13	5	Court Costs - Recoveries / Frais judiciaires - recouvrements	13
5	5	Bail Forfeitures / Cautionnements confisqués	5
100	128	*Off-Road Vehicle Act* - Fines / *Loi sur les véhicules hors route* - amendes	100
2	3	*Tobacco Sales Act* - Fines / *Loi sur les ventes de tabac* - amendes	2
2	4	*Transportation of Dangerous Goods Act* - Fines / *Loi sur le transport des marchandises dangereuses* - amendes	2
6,708	6,008	Sub-Total - Fines and Penalties / Total partiel - amendes et peines	6,708
		Miscellaneous / Recettes diverses	
0	7	Government Assigned Vehicles - Recoveries from Employees / Véhicules du gouvernement - recouvrements auprès des employés	0
1	4	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	1
7	7	NSF Cheque Charge / Frais pour chèques sans provision	7
234	234	Public Intervenor - Recoveries / Intervenant public - recouvrements	234
98	112	Other Miscellaneous Revenue / Autres recettes diverses	98
340	363	Sub-Total - Miscellaneous / Total partiel - recettes diverses	340
219,603	226,557	**TOTAL - Own Source Revenue / Recettes de provenance interne**	213,260

- 203 -

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Central Government Services / Services généraux du gouvernement	
3,510	3,510	Criminal Legal Aid / Aide juridique en matière pénale	2,469
975	975	Gun Control - Designated Revenue / Réglementation des armes à feu - recettes réservées	975
		Social Services / Services sociaux	
4,549	4,549	*Youth Criminal Justice Act / Loi sur le système de justice pénale pour les adolescents*	4,549
		Other / Autres	
28,996	32,962	Federal Recoveries from Disaster Financial Assistance Program / Recouvrements du Programme fédéral d'aide financière en cas de catastrophe	14,135
300	300	Intensive Rehabilitative Custody and Supervision Program / Programme de placement et de surveillance dans le cadre d'un programme intensif de réadaptation	300
38,330	42,296	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	22,428
257,933	268,853	**TOTAL**	235,688

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Canadian Family Justice Fund / Fonds canadien de justice familiale	
		Own Source Revenue / Recettes de provenance interne	
449	449	Miscellaneous / Recettes diverses	449
449	449	**TOTAL - Canadian Family Justice Fund / Fonds canadien de justice familiale**	449
		Crime Prevention / Prévention de la criminalité	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
0	950	Other / Autres recettes	1,045
0	950	**TOTAL - Crime Prevention / Prévention de la criminalité**	1,045
		Municipal Police Assistance Account / Compte d'aide aux services de police municipaux	
		Own Source Revenue / Recettes de provenance interne	
1,485	1,321	Fines and Penalties / Amendes et peines	1,485
879	879	Miscellaneous / Recettes diverses	879
2,364	2,199	**TOTAL - Municipal Police Assistance Account / Compte d'aide aux services de police municipaux**	2,364
		National Safety Code Agreement / Entente concernant le Code national de sécurité	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
207	207	Transportation / Transports	207
207	207	**TOTAL - National Safety Code Agreement / Entente concernant le Code national de sécurité**	207

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		NB 911 Service Fund / Fonds pour le service d'urgence NB 911	
		Own Source Revenue / Recettes de provenance interne	
10,600	11,135	Sale of Goods and Services / Vente de biens et services	10,600
10,600	11,135	**TOTAL - NB 911 Service Fund / Fonds pour le service d'urgence NB 911**	10,600
		Provincial Proceeds of Crime / Unité provinciale des produits de la criminalité	
		Own Source Revenue / Recettes de provenance interne	
150	471	Fines and Penalties / Amendes et peines	150
150	471	**TOTAL - Provincial Proceeds of Crime / Unité provinciale des produits de la criminalité**	150
		Suspended Driver - Impaired Driving Re-education Program / Programme de réhabilitation des conducteurs ayant perdu leur permis pour conduite avec les facultés affaiblies	
		Own Source Revenue / Recettes de provenance interne	
230	230	Licences and Permits / Licences et permis	230
230	230	**TOTAL - Suspended Driver - Impaired Driving Re-education Program / Programme de réhabilitation des conducteurs ayant perdu leur permis pour conduite avec les facultés affaiblies**	230

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND PUBLIC SAFETY /
MINISTÈRE DE LA JUSTICE ET DE LA SÉCURITÉ PUBLIQUE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Victim Services Account / Compte pour les services aux victimes	
		Own Source Revenue / Recettes de provenance interne	
1,315	1,474	Fines and Penalties / Amendes et peines	1,350
3	2	Miscellaneous / Recettes diverses	2
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
1,351	1,673	Victims Fund / Fonds d'aide aux victimes	1,630
2,669	3,149	**TOTAL - Victim Services Account / Compte pour les services aux victimes**	2,982
16,669	18,790	**TOTAL**	18,027

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Sale of Goods and Services / Vente de biens et services	
		General / Recettes générales	
2	2	Private Bills - Fees / Projets de loi d'intérêt privé - frais	2
2	2	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	2
		Miscellaneous / Recettes diverses	
601	658	Other Miscellaneous Revenue / Autres recettes diverses	678
601	658	Sub-Total - Miscellaneous / Total partiel - recettes diverses	678
603	660	**TOTAL - Own Source Revenue / Recettes de provenance interne**	680
603	660	**TOTAL**	680

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
125	750	Other Interest Income / Autres intérêts créditeurs	125
1	1	Foreign Exchange / Opérations de change	1
126	751	Sub-Total - Return on Investment / Total partiel - produits de placements	126
		Licences and Permits / Licences et permis	
		Fish and Wildlife / Poisson et faune	
734	765	Angling Leases / Baux de pêche à la ligne	734
200	200	Angling Permit - Crown Reserve Waters / Permis de pêche à la ligne - eaux de la Couronne réservées	200
900	1,025	Angling Licences / Permis de pêche à la ligne	900
750	885	Hunting Licences - Moose / Permis de chasse - orignal	750
1,000	1,000	Hunting Licences - Deer, Game and Bird / Permis de chasse - chevreuil, faune et gibier à plumes	1,000
400	340	Hunting Licences - Bear / Permis de chasse - ours	400
45	40	Hunting Licences - Varmint / Permis de chasse - animaux nuisibles	45
15	15	Fish and Wildlife - Other / Poisson et faune - autres	15
46	46	Trapping Licences - Rabbit and Fur Harvester / Permis de trappeurs - lapins et animaux à fourrure	46
70	35	Guides' Badges / Insignes de guides	70
560	560	Hunting Licence Bundles / Forfaits de permis de chasse	560
20	20	Hunting Licences - Wild Turkey / Permis de chasse - dindon sauvage	27
		Forests / Forêts	
10	10	Forest Fire - Recoveries / Incendies de forêt - recouvrements	10
5	5	Scalers' Licences / Permis de mesureurs	5
		Mines / Mines	
63	74	Mining Leases and Agreements / Baux miniers et accords	74
400	500	Mineral Claims and Prospecting Licences / Concessions minières et permis de prospection	500

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Mines (continued) / Mines (suite)	
		Petroleum and Natural Gas Leases and Licences / Baux et licences	
16	16	d'exploitation du pétrole et du gaz naturel	16
53	53	Sand and Gravel Leases / Baux d'exploitation du sable et du gravier	53
113	119	Peat Moss Leases / Baux d'exploitation de la tourbe	119
69	72	Potash Leases / Baux d'exploitation de la potasse	72
1	1	Gypsum Leases / Baux d'exploitation du gypse	1
2,000	2,000	Gas Distribution Fees / Droits pour la distribution du gaz	2,000
		General / Recettes générales	
1	1	Protected Natural Areas / Zones naturelles protégées	1
22	22	Wreath Tipping Permits / Permis pour couronnes de Noël	22
7,493	7,803	Sub-Total - Licences and Permits / Total partiel - licences et permis	7,619
		Sale of Goods and Services / Vente de biens et services	
		Intergovernmental / Recettes intergouvernementales	
		Fire Recovery - Out-of-Province / Recouvrements liés aux incendies - à	
40	40	l'extérieur de la province	40
		Fire Recovery - Out-of-Province - Designated Revenue / Recouvrements liés	
972	4,000	aux incendies - à l'extérieur de la province - recettes réservées	972
		Provincial Parks / Parcs provinciaux	
14	14	Park Leases / Baux de parcs	14
		Leases and Rentals / Baux et locations	
160	160	Land Rentals - Other / Locations de terrains - autres	160
1	1	Tidal Power Licence/Lease / Permis/bail pour l'énergie marémotrice	1
1,680	1,680	Recreational Leases / Concessions à bail relatives aux loisirs	1,680
275	340	Land Leases - Other / Baux de terrains - autres	275
		Non-fibre Forestry Leases / Concessions à bail relatives à l'exploitation non	
627	627	fibreuse du bois	627
300	300	Commercial Leases / Concessions à bail commerciales	300
6	6	Railway Land Leases / Concessions à bail de terres de la voie ferrée	6
1,455	2,216	Wind Power Licence/Lease / Permis/bail pour l'énergie éolienne	2,200

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
31	31	Maps and Aerial Photos - Sales / Cartes et photos aériennes - ventes	31
150	150	Musquash River Projects - Sales / Projet de la rivière Musquash - ventes	150
50	50	Seminars - Fees / Colloques - frais	50
15	15	Seed Extraction and Storage Fee / Frais d'extraction et d'entreposage des semences	15
15	15	Tree Seed Sales / Ventes de semences d'arbres	15
275	275	Conservation Education - Designated Revenue / Formation en conservation - recettes réservées	275
21	145	Sales and Services - Other / Ventes et services - autres	21
6,087	10,065	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	6,832
		Royalties / Redevances	
		Forests / Forêts	
65,000	69,700	Timber Royalty / Redevance forestière	75,800
2,800	3,200	Royalties - Timber - First Nations - Designated Revenue / Redevances forestières - Premières Nations - recettes réservées	4,500
300	300	Timber Permit Sales / Ventes d'autorisations de coupe	300
		Mines / Mines	
50	35	Royalties on Oil / Redevances sur le pétrole	50
800	500	Royalties on Peat Moss / Redevances sur la tourbe	700
329	375	Royalties on Sand and Gravel / Redevances sur le sable et le gravier	400
792	640	Royalties on Salt / Redevances sur le sel	690
160	725	Royalties on Natural Gas / Redevances sur le gaz naturel	725
63	63	Royalties on Gypsum / Redevances sur le gypse	63
70,294	75,538	Sub-Total - Royalties / Total partiel - redevances	83,228

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Fines and Penalties / Amendes et peines	
100	100	Fines - Other / Autres amendes	100
90	90	Fish and Wildlife - Fines / Poisson et faune - amendes	90
5	5	Forest Fire - Fines / Incendies de forêt - amendes	5
40	40	Harvesting Penalties / Amendes - coupe de bois	40
3	3	Transportation Certificate - Fines / Certificat de transport - amendes	3
238	238	Sub-Total - Fines and Penalties / Total partiel - amendes et peines	238
		Miscellaneous / Recettes diverses	
12	12	Government Assigned Vehicles - Recoveries from Employees / Véhicules du gouvernement - recouvrements auprès des employés	12
2	65	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	2
1	1	NSF Cheque Charges / Frais pour chèques sans provision	1
5	5	Other Miscellaneous Revenue / Autres recettes diverses	5
20	83	Sub-Total - Miscellaneous / Total partiel - recettes diverses	20
84,258	94,478	**TOTAL - Own Source Revenue / Recettes de provenance interne**	98,063
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Other / Autres recouvrements	
0	1,925	Fighting and Managing Wildfires in a Changing Climate Program / Programme combattre et gérer les feux de forét dans un climat en changement	3,125
0	1,925	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	3,125
84,258	96,403	**TOTAL**	101,188

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	
		Other / Autres recouvrements	
50	25	Other Land Sales / Autres ventes de terrains	50
50	25	**TOTAL - Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne**	50
50	25	**TOTAL**	50

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Private Woodlot Sustainability Fund / Fonds de durabilité des boisés privés	
		Own Source Revenue / Recettes de provenance interne	
0	7,300	Royalties / Redevances	4,500
0	7,300	**TOTAL - Private Woodlot Sustainability Fund / Fonds de durabilité des boisés privés**	4,500
		Recoverable Projects / Projets à frais recouvrables	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
0	564	Other / Autres recettes	0
0	564	**TOTAL - Recoverable Projects / Projets à frais recouvrables**	0
		Trail Management Trust Fund / Fonds en fiducie pour la gestion des sentiers	
		Own Source Revenue / Recettes de provenance interne	
5	5	Return on Investment / Produits de placements	5
1,700	1,700	Licences and Permits / Licences et permis	1,700
1,705	1,705	**TOTAL - Trail Management Trust Fund / Fonds en fiducie pour la gestion des sentiers**	1,705

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Wildlife Trust Fund / Fonds en fiducie pour la faune	
		Own Source Revenue / Recettes de provenance interne	
10	10	Return on Investment / Produits de placements	10
1,510	1,510	Licences and Permits / Licences et permis	1,510
5	5	Sale of Goods and Services / Vente de biens et services	5
1,525	1,525	**TOTAL - Wildlife Trust Fund / Fonds en fiducie pour la faune**	1,525
3,230	11,094	**TOTAL**	7,730

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
NEW BRUNSWICK HOUSING CORPORATION /
SOCIÉTÉ D'HABITATION DU NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
1,000	1,000	Interest on Loans / Intérêts sur prêts	1,000
		Other / Autres recettes	
800	800	Recoveries - Loans and Guarantees / Recouvrements - prêts et garanties	800
1,800	1,800	Sub-Total - Return on Investment / Total partiel - produits de placements	1,800
		Sale of Goods and Services / Vente de biens et services	
		Leases and Rentals / Baux et locations	
16,000	21,100	Rents - Public Housing Units / Loyers - unités de logement sociaux	16,000
1,800	2,400	Rents - Residential Units / Loyers - unités résidentielles	1,800
		General / Recettes générales	
80	80	Administration Fees - CMHC / Frais administratifs - SCHL	80
10	10	Delivery Fees - CMHC / Frais de livraison - SCHL	10
17,890	23,590	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	17,890
19,690	25,390	**TOTAL - Own Source Revenue / Recettes de provenance interne**	19,690
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Central Government Services / Services généraux du gouvernement	
36,226	36,226	Recoveries - CMHC / Sommes recouvrées - SCHL	39,276
36,226	36,226	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	39,276
55,916	61,616	**TOTAL**	58,966

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
NEW BRUNSWICK HOUSING CORPORATION /
SOCIÉTÉ D'HABITATION DU NOUVEAU-BRUNSWICK
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Gross Capital Revenue / Recettes brutes en capital	
		Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	
		Other / Autre recouvrements	
49	49	Other Land Sales / Autres ventes de terrains	49
1	1	Other - Housing / Autre - Logements	1
50	50	**TOTAL - Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne**	50
50	50	**TOTAL**	50

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
NEW BRUNSWICK HOUSING CORPORATION /
SOCIÉTÉ D'HABITATION DU NOUVEAU-BRUNSWICK
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		CMHC Funding Account / Compte de financement de la SCHL	
		Own Source Revenue / Recettes de provenance interne	
0	440	Miscellaneous / Recettes diverses	0
510	510	Return on Investment / Produits de placements	510
510	950	**TOTAL - CMHC Funding Account / Compte de financement de la SCHL**	510
510	950	**TOTAL**	510

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
NEW BRUNSWICK HOUSING CORPORATION /
SOCIÉTÉ D'HABITATION DU NOUVEAU-BRUNSWICK
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Recoveries / Recouvrements	
3,727	3,727	New Brunswick Housing Corporation / Société d'habitation du Nouveau-Brunswick	3,727
3,727	3,727	**TOTAL**	3,727

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
5,000	4,095	Interest on Loans / Intérêts sur prêts	5,000
0	3,013	Investment Income / Revenus de placements	0
		Other / Autres recettes	
0	4,440	Recoveries - Loans and Guarantees / Recouvrements - prêts et garanties	0
5,000	11,548	Sub-Total - Return on Investment / Total partiel - produits de placements	5,000
		Sale of Goods and Services / Vente de biens et services	
		Leases and Rentals / Baux et locations	
0	1	Land Rentals - Other / Location de terrains - autres	0
		General / Recettes générales	
1,133	2,863	Workforce Positions / Postes travailleurs	0
0	0	Designated Revenues / Recettes réservées	1,100
1,133	2,864	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	1,100
		Miscellaneous / Recettes diverses	
0	1,273	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	0
0	1,273	Sub-Total - Miscellaneous / Total partiel - recettes diverses	0
6,133	15,685	**TOTAL - Own Source Revenue / Recettes de provenance interne**	6,100

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Economic Development / Développement économique	
0	160	International Business Development Agreement - Designated Revenue / Entente sur la promotion du commerce extérieur - recettes réservées	0
0	160	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	0
6,133	15,846	**TOTAL**	6,100

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Recoveries / Recouvrements	
15,000	40,000	Financial Assistance to Industry / Programme d'aide financière à l'industrie	10,000
15,000	40,000	**TOTAL**	10,000

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Net Income / Bénéfice net	
203,700	221,700	Net Income / Bénéfice net	248,300
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
1,587	1,934	Other Interest Income / Autres intérêts créditeurs	2,045
205,287	223,634	Sub-Total - Return on Investment / Total partiel - produits de placements	250,345
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
24,733	35,066	Tuition Fees / Frais de scolarité	27,419
0	114	Distance Education / Formation à distance	0
13,610	13,441	International Supplementary Fee / Frais supplémentaires internationaux	19,554
6,922	7,284	Training for Industry - Fees / Formation pour l'industrie - droits	7,368
1,272	3,095	Community Colleges - Sales / Collèges communautaires - ventes	946
1,650	1,751	Learning Fees / Frais d'apprentissage	1,300
1,242	692	Sales of Goods and Services - Other / Vente de biens et services - autres	830
1,353	2,254	College Application Fees / Frais de demande d'admission au collège	2,703
1,000	1,073	Textbook Overhead / Coût des manuels	3,372
51,782	64,770	Sub-Total - Institutional / Total partiel - établissements	63,492
		Leases and Rentals / Baux et locations	
90,000	90,000	Other Leases and Rentals / Autres baux et locations	92,250
211	365	Rents - Provincial Buildings / Loyers - bâtiments provinciaux	300
90,211	90,365	Sub-Total - Leases and Rentals / Total partiel - baux et locations	92,550
		General / Recettes générales	
198,415	206,908	Sales and Services - Other / Ventes et services - autres	208,048
340,408	362,043	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	364,090

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Agency Revenues / Recettes des organismes	
		New Brunswick Lotteries and Gaming Corporation / Société des loteries et des jeux du Nouveau-Brunswick	
5,260	5,915	Lotteries and Gaming Revenues / Recettes des loteries et des jeux	6,075
5,260	5,915	Sub-Total - Agency Revenues / Total partiel - Recettes des organismes	6,075
		Miscellaneous / Recettes diverses	
10	0	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	0
10,800	10,990	Gifts to the Crown - Other / Dons à la Couronne - autres	11,071
3,226	5,379	Other Grants / Autres subventions	3,025
48,249	49,805	Other Miscellaneous Revenue / Autres recettes diverses	50,134
62,285	66,174	Sub-Total - Miscellaneous / Total partiel - recettes diverses	64,230
613,240	657,766	**TOTAL - Own Source Revenue / Recettes de provenance interne**	684,740
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Education / Éducation	
4,086	4,638	Official Languages in Education Agreement - Program Expansion and Development / Entente concernant les langues officielles dans l'enseignement - élaboration et expansion de programmes	6,614
5,745	7,684	Education - Other / Éducation - autre	7,326
		Health / Santé	
25,023	25,023	Health - Other / Santé - autre	25,023
		Other / Autres recouvrements	
614	579	Other Conditional Grants / Autres subventions conditionnelles	518
35,468	37,924	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	39,481
648,708	695,690	**TOTAL**	724,221

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Other Agencies / Autres organismes	
184,000	199,000	Net Income - NB Liquor Corporation / Bénéfice net - Société des alcools du N.-B.	178,600
19,700	22,700	Net Income (Loss) - NB Power / Bénéfice net (perte nette) - Énergie NB	69,700
203,700	221,700	Sub-Total - Other Agencies / Total partiel - autres organismes	248,300
		Consolidated Entities / Entités consolidées	
		Atlantic Education International Inc. / Atlantic Education International Inc.	
		Collège communautaire du Nouveau-Brunswick / Collège communautaire du Nouveau-Brunswick	
		Financial and Consumer Services Commission / Commission des services financiers et des services aux consommateurs	
		Forest Protection Limited / Forest Protection Limited	
		Kings Landing Corporation / Société de Kings Landing	
		New Brunswick Agricultural Insurance Commission / Commission de l'assurance agricole du Nouveau-Brunswick	
		New Brunswick Community College / New Brunswick Community College	
		New Brunswick Credit Union Deposit Insurance Corporation / Société d'assurance-dépôts des caisses populaires du Nouveau-Brunswick	
		New Brunswick Energy and Utilities Board / Commission de l'énergie et des services publics du Nouveau-Brunswick	
		New Brunswick Health Council / Conseil de la santé du Nouveau-Brunswick	
		New Brunswick Legal Aid Services Commission / Commission des services d'aide juridique du Nouveau-Brunswick	
		New Brunswick Lotteries and Gaming Corporation / Société des loteries et des jeux du Nouveau-Brunswick	
		Nursing Homes / Foyers de soins	
		Recycle New Brunswick / Recycle Nouveau-Brunswick	
		Regional Health Authorities / Régies régionales de la santé	
		Research and Productivity Council / Conseil de la recherche et de la productivité	
		Service New Brunswick / Service Nouveau-Brunswick	
445,008	473,990	Sub-Total - Consolidated Entities / Total partiel - entités consolidées	475,921
648,708	695,690	**TOTAL**	724,221

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
**DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL**
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
0	6	Interest on Loans / Intérêts sur prêts	0
5	86	Other Interest Income / Autres intérêts créditeurs	5
12,934	12,210	Concessionary Loan Amortization / Amortissement des prêts concessionnels	12,934
12,939	12,302	Sub-Total - Return on Investment / Total partiel - produits de placements	12,939
		Licences and Permits / Licences et permis	
		General / Recettes générales	
1,792	1,422	*Apprenticeship and Occupational Certification Act* - Designated Revenue / *Loi sur l'apprentissage et la certification professionnelle* - recettes réservées	472
65	65	*Private Occupational Training Act* - Registration / *Loi sur la formation professionnelle dans le secteur privé* - enregistrement	65
1,857	1,487	Sub-Total - Licences and Permits / Total partiel - licences et permis	537
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
40	90	New Brunswick Public Libraries / Bibliothèques publiques du Nouveau-Brunswick	40
0	0	Virtual Learning Strategist - Fee-for-service / Stratégiste d'apprentissage virtuel – frais de service	50
		General / Recettes générales	
2,002	2,020	Workers' Compensation Appeals Tribunal - Designated Revenue / Tribunal d'appel des accidents au travail - recettes réservées	2,264
1,740	1,700	Office of Advocates Services - Designated Revenue / Bureau des services de défenseurs - recettes réservées	1,700
600	625	Immigrant Application Fee / Droit associé aux demandes en matière d'immigration	600
4,382	4,435	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	4,654

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Miscellaneous / Recettes diverses	
300	300	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	300
5,540	4,915	Other Miscellaneous Revenue / Autres recettes diverses	4,940
5,840	5,215	Sub-Total - Miscellaneous / Total partiel - recettes diverses	5,240
25,018	23,439	**TOTAL - Own Source Revenue / Recettes de provenance interne**	23,370
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Education / Éducation	
14,771	19,123	Workforce Development Agreement / Entente sur le développement de la main-d'oeuvre	14,942
93,845	110,535	Labour Market Development Agreement / Entente sur le développement du marché du travail	94,785
1,200	1,248	Canada Student Loans - Designated Revenue / Régime canadien de prêts aux étudiants - recettes réservées	1,200
		Other / Autres recouvrements	
3,883	4,533	Other Conditional Grants / Autres subventions conditionnelles	3,364
113,699	135,439	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	114,291
138,717	158,878	**TOTAL**	137,661

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Canada Student Loans / Régime canadien de prêts aux étudiants	
		Own Source Revenue / Recettes de provenance interne	
650	834	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	650
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
2,050	1,292	Other / Autres recouvrements	2,050
2,700	2,126	**TOTAL - Canada Student Loans / Régime canadien de prêts aux étudiants**	2,700
		Library Trust Fund / Fonds en fiducie pour les bibliothèques	
		Own Source Revenue / Recettes de provenance interne	
300	300	Miscellaneous / Recettes diverses	300
300	300	**TOTAL - Library Trust Fund / Fonds en fiducie pour les bibliothèques**	300
		Recoverable Projects / Projets à frais recouvrables	
		Own Source Revenue / Recettes de provenance interne	
426	607	Miscellaneous / Recettes diverses	2,116
426	607	**TOTAL - Recoverable Projects / Projets à frais recouvrables**	2,116
3,426	3,033	**TOTAL**	5,116

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		New Brunswick College of Craft and Design / New Brunswick College of Craft and Design	
		Users / Utilisateurs	
		Own Source Revenue / Recettes de provenance interne	
1	1	Return on Investment / Produits de placements	1
1,377	1,513	Sale of Goods and Services / Vente de biens et services	1,515
0	132	Miscellaneous / Recettes diverses	0
1,378	1,646	**TOTAL - Own Source Revenue / Recettes de provenance interne**	1,516
1,378	1,646	**TOTAL - Users / Utilisateurs**	1,516
3,521	3,600	Transfers from Departments / Transferts des ministères *	3,439
4,899	5,246	**New Brunswick College of Craft and Design / New Brunswick College of Craft and Design**	4,955
4,899	5,246	**TOTAL**	4,955

* Inter-account transaction account / Compte d'opérations intercomptes

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Recoveries / Recouvrements	
45,000	45,000	Loans to Students / Prêts aux étudiants	45,000
45,000	45,000	**TOTAL**	45,000

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025
.

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
0	150	Interest on Loans / Intérêts sur prêts	150
0	234	Other Interest Income / Autres intérêts créditeurs	180
0	384	Sub-Total - Return on Investment / Total partiel - produits de placements	330
		Sale of Goods and Services / Vente de biens et services	
		Leases and Rentals / Baux et locations	
0	732	Other Leases and Rentals / Autres baux et locations	732
0	732	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	732
		Miscellaneous / Recettes diverses	
0	53	Other Miscellaneous Revenue / Autres recettes diverses	0
0	53	Sub-Total - Miscellaneous / Total partiel - recettes diverses	0
0	1,169	**TOTAL - Own Source Revenue / Recettes de provenance interne**	1,062

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Canada Community-Building Fund / Fonds pour le développement des collectivités du Canada	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
49,198	49,198	Economic Development / Développement économique	48,500
49,198	49,198	**TOTAL - Canada Community-Building Fund / Fonds pour le développement des collectivités du Canada**	48,500
		Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée	
		Own Source Revenue / Recettes de provenance interne	
49,500	49,500	Transfers from Departments / Transferts des ministères *	58,900
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
107,450	77,000	Economic Development / Développement économique	106,200
156,950	126,500	**TOTAL - Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée**	165,100

* Inter-account transaction account / Compte d'opérations intercomptes

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Low Carbon Economy Leadership Fund / Fonds du leadership pour une économie à faibles émissions de carbone	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
11,600	11,135	Economic Development / Développement économique	9,335
11,600	11,135	**TOTAL - Low Carbon Economy Leadership Fund / Fonds du leadership pour une économie à faibles émissions de carbone**	9,335
		New Building Canada Fund - Small Communities Fund / Nouveau Fonds Chantiers Canada - Fonds des petites collectivités	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
1,938	1,150	Economic Development / Développement économique	900
1,938	1,150	**TOTAL - New Building Canada Fund - Small Communities Fund / Nouveau Fonds Chantiers Canada - Fonds des petites collectivités**	900
219,686	187,983	**TOTAL**	223,835

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Licences and Permits / Licences et permis	
		General / Recettes générales	
33	33	Nursing Homes - Special Care Licences / Foyers de soins - permis de soins spéciaux	33
33	33	Sub-Total - Licences and Permits / Total partiel - licences et permis	33
		Miscellaneous / Recettes diverses	
4,200	9,600	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	4,200
0	800	Family Court Payments / Tribunal de la famille - versements	800
175	574	Other Miscellaneous Revenue / Autres recettes diverses	175
4,375	10,974	Sub-Total - Miscellaneous / Total partiel - recettes diverses	5,175
4,408	11,007	**TOTAL - Own Source Revenue / Recettes de provenance interne**	5,208
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Central Government Services / Services généraux du gouvernement	
		Health / Santé	
20,000	20,000	Healthy Seniors Pilot Project / Projet pilote sur les aînés en santé	21,374
0	5,000	Safe Long-term Care Fund / Fonds pour la sécurité des soins de longue durée	0
0	0	Aging with Dignity / Vieillir dans la dignité	18,447
7,000	7,000	Health - Other / Santé - autre	0
27,000	32,000	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	39,821
31,408	43,007	**TOTAL**	45,029

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
1	0	Foreign Exchange / Opérations de change	1
1	0	Sub-Total - Return on Investment / Total partiel - produits de placements	1
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
1,030	1,030	Village Historique Acadien / Village historique acadien	1,250
		Provincial Parks / Parcs provinciaux	
545	545	Park Entrance Fees / Droits d'entrée dans les parcs	1,776
60	100	Golf Fees / Frais de jeu - golf	65
25	25	Marina Fees / Droits - ports de plaisance	25
1,840	2,400	Camp Fees / Droits - terrains de camping	2,676
400	400	Ski Fees / Droits - ski	420
200	200	Other Park Revenues / Autres recettes provenant des parcs	200
50	50	Park Concessions / Concession de parcs	40
15	15	Retail Revenue / Recettes de détail	20
50	80	Restaurant Sales / Ventes de restaurants	50
		General / Recettes générales	
300	476	Larry's Gulch Lodge / Chalet Larry's Gulch	300
50	0	Advertising / Publicités	50
4,565	5,321	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	6,872

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Miscellaneous / Recettes diverses	
4	4	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	4
4	4	Sub-Total - Miscellaneous / Total partiel - recettes diverses	4
4,570	5,325	**TOTAL - Own Source Revenue / Recettes de provenance interne**	6,877
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Other / Autres recouvrements	
875	875	Other Conditional Grants / Autres subventions conditionnelles	875
875	875	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	875
5,445	6,200	**TOTAL**	7,752

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Arts Development Trust Fund / Fonds en fiducie pour l'avancement des arts	
		Own Source Revenue / Recettes de provenance interne	
1,200	1,200	Lottery Revenue / Recettes des loteries	3,130
1,200	1,200	**TOTAL - Arts Development Trust Fund / Fonds en fiducie pour l'avancement des arts**	3,130
		GO NB! - Taking Action Through Sport / Allez-y NB! - L'action par le sport	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
300	394	Other / Autres recouvrements	394
300	394	**TOTAL - GO NB! - Taking Action Through Sport / Allez-y NB! - L'action par le sport**	394
		Parlee Beach Maintenance / Entretien de la plage Parlee	
		Own Source Revenue / Recettes de provenance interne	
79	112	Sale of Goods and Services / Vente de biens et services	79
79	112	**TOTAL - Parlee Beach Maintenance / Entretien de la plage Parlee**	79
		Sport Development Trust Fund / Fonds en fiducie pour l'avancement du sport	
		Own Source Revenue / Recettes de provenance interne	
1,000	1,000	Lottery Revenue / Recettes des loteries	2,000
1,000	1,000	**TOTAL - Sport Development Trust Fund / Fonds en fiducie pour l'avancement du sport**	2,000

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Viscount Bennett Trust Fund / Fonds en fiducie du Vicomte Bennett	
		Own Source Revenue / Recettes de provenance interne	
10	10	Return on Investment / Produits de placements	10
10	10	**TOTAL - Viscount Bennett Trust Fund / Fonds en fiducie du Vicomte Bennett**	10
2,589	2,716	**TOTAL**	5,613

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks	
		Own Source Revenue / Recettes de provenance interne	
5,039	4,717	Sale of Goods and Services / Vente de biens et services	5,453
5,039	4,717	**TOTAL - Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks**	5,453
		Mactaquac Golf Course / Terrain de golf Mactaquac	
		Own Source Revenue / Recettes de provenance interne	
1,438	1,527	Sale of Goods and Services / Vente de biens et services	1,531
1,438	1,527	**TOTAL - Mactaquac Golf Course / Terrain de golf Mactaquac**	1,531
		Parlee Beach Campground / Terrain de camping de la plage Parlee	
		Own Source Revenue / Recettes de provenance interne	
661	665	Sale of Goods and Services / Vente de biens et services	991
661	665	**TOTAL - Parlee Beach Campground / Terrain de camping de la plage Parlee**	991
		Sugarloaf Lodge / Pavillon Sugarloaf	
		Own Source Revenue / Recettes de provenance interne	
454	520	Sale of Goods and Services / Vente de biens et services	475
454	520	**TOTAL - Sugarloaf Lodge / Pavillon Sugarloaf**	475

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Other Provincial Parks / Autres parcs provinciaux	
		Own Source Revenue / Recettes de provenance interne	
0	0	Sale of Goods and Services / Vente de biens et services	836
0	0	**TOTAL - Other Provincial Parks / Autres parcs provinciaux**	836
7,592	7,429	**TOTAL**	9,286

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
5	5	Other Interest Income / Autres intérêts créditeurs	5
5	5	Sub-Total - Return on Investment / Total partiel - produits de placements	5
		Licences and Permits / Licences et permis	
		Motor Vehicle / Véhicules à moteur	
1,600	1,800	*Motor Vehicle Act* - Fees / *Loi sur les véhicules à moteur* - droits	1,700
15	15	*Motor Carrier Act* - Fees / *Loi sur les transports routiers* - droits	15
1,615	1,815	Sub-Total - Licences and Permits / Total partiel - licences et permis	1,715
		Sale of Goods and Services / Vente de biens et services	
		Intergovernmental / Recettes intergouvernementales	
3,110	3,110	Recoveries from Municipalities - General Maintenance / Recouvrements des municipalités - entretien général	2,389
265	336	Recoveries - General Maintenance - First Nations / Recouvrements - entretien général - Premières Nations	336
		Leases and Rentals / Baux et locations	
1,475	1,477	Land Rentals - Other / Location de terrains - autres	1,475
355	355	Rents - Provincial Buildings / Loyers - bâtiments provinciaux	355

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
0	30	Highway Signs - Sales / Panneaux routiers - ventes	30
30	40	Commercial Sign Recoveries - Designated Revenue / Enseignes commerciales - recouvrements - recettes réservées	30
115	115	Central Heating Plant - Sales / Centrale de chauffage - ventes	120
33	45	Industrial Parks - Water and Sewage Service / Parcs industriels - réseaux d'eau et d'égouts	33
5,383	5,508	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	4,768
		Fines and Penalties / Amendes et peines	
30	30	*Highway Act* - Fines / *Loi sur la voirie* - amendes	30
30	30	Sub-Total - Fines and Penalties / Total partiel - amendes et peines	30
		Miscellaneous / Recettes diverses	
1	1	Government Assigned Vehicles - Recoveries from Employees / Véhicules du gouvernement - recouvrements auprès des employés	1
0	25	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	0
0	193	Insurance Recoveries / Recouvrements d'assurances	0
150	150	Other Miscellaneous Revenue / Autres recettes diverses	250
151	368	Sub-Total - Miscellaneous / Total partiel - recettes diverses	251
7,184	7,726	**TOTAL - Own Source Revenue / Recettes de provenance interne**	6,769
7,184	7,726	**TOTAL**	6,769

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024–2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Gross Capital Revenue / Recettes brutes en capital	
		Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	
		Other / Autres recouvrements	
2,500	2,685	Other / Autres recouvrements	3,100
2,500	2,685	**TOTAL - Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne**	3,100
		Capital Recoveries - Canada / Recouvrements au compte de capital - Canada	
		Transportation / Transports	
5,155	2,950	National Trade Corridors Fund / Fonds national des corridors commerciaux	5,060
28,082	25,730	New Building Canada Fund - Provincial-Territorial Infrastructure Component / Nouveau Fonds Chantiers Canada - volet infrastructures provinciales-territoriales	13,880
		Economic Development / Développement économique	
4,794	3,282	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée	2,100
		Other / Autres recouvrements	
2,108	2,440	Disaster Mitigation and Adaptation Fund / Fonds d'atténuation et d'adaptation en matière de catastrophes	2,580
40,139	34,402	**TOTAL - Capital Recoveries - Canada / Recouvrements au compte de capital - Canada**	23,620
42,639	37,087	**TOTAL**	26,720

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2023–2024 ESTIMATE / PRÉVISIONS	2023–2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024–2025 ESTIMATE / PRÉVISIONS
		Land Management Fund / Fonds pour l'aménagement des terres	
		Own Source Revenue / Recettes de provenance interne	
30	180	Sale of Goods and Services / Vente de biens et services	30
0	14	Miscellaneous / Recettes diverses	0
620	1,191	Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	620
650	1,385	**TOTAL - Land Management Fund / Fonds pour l'aménagement des terres**	650
650	1,385	**TOTAL**	650

MAIN ESTIMATES / BUDGET PRINCIPAL, 2024‒2025

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2023‒2024 ESTIMATE / PRÉVISIONS	2023‒2024 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2024‒2025 ESTIMATE / PRÉVISIONS
		Vehicle Management Agency / Agence de gestion des véhicules	
		Own Source Revenue / Recettes de provenance interne	
109,900	105,900	Chargeback to Clients / Rétrofacturation aux clients *	107,600
0	129	Other Miscellaneous Revenue / Autres recettes diverses	0
500	1,185	Capital - Recoveries / Recouvrements au compte de capital	800
110,400	107,214	**TOTAL - Vehicle Management Agency / Agence de gestion des véhicules**	108,400
110,400	107,214	**TOTAL**	108,400

* Inter-account transaction account / Compte d'opérations intercomptes